SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated May 23, 2013

British Telecommunications plc

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

Enclosure: British Telecommunications plc — Annual Report & Form 20-F 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc

By:	/s/ Heather Brierley

	Name:	Heather Brierley
	Title:	Secretary

Date: May 23, 2013

2

Annual

Report &

Form 20-F

2013

As a wholly-owned subsidiary of BT Group plc, British Telecommunications plc meets the conditions set forth in General Instruction (I)(1)(a) and (b) of Form 10-K as applied to reports on Form 20-F and is therefore filing this Form 20-F with the reduced disclosure format.

BT is one of the world’s leading communications services companies, serving the needs of customers in the UK and in more than 170 countries worldwide.

CONTENTS

2	Report of the Directors
	2	Strategy
	14	Business
	21	Performance
	32	Statutory information
34	Statement of directors’ responsibilities
35	Report of the independent auditors – consolidated financial statements
37	Consolidated financial statements
90	Report of the independent auditors – parent company financial statements
91	Financial statements of British Telecommunications plc
107	Subsidiary undertakings
108	Additional information for shareholders
114	Cross reference to Form 20-F

This is the BT plc Annual Report for the year ended 31 March 2013. It complies with UK regulations and comprises part of the Annual Report on Form 20-F for the US Securities and Exchange Commission to meet US regulations.

Please see cautionary statement regarding forward-looking statements on page 108.

In this document, references to ‘BT’, ‘BT plc’, ‘the group’, ‘the company’, ‘we’ or ‘our’ are to British Telecommunications plc and its subsidiaries and lines of business, internal service unit, or any of them as the context may require.

A reference to a year expressed as 2012/13 is to the financial year ended 31 March 2013 and a reference to a year expressed as 2013 is to the calendar year. This convention applies similarly to any reference to a previous or subsequent year. References to ‘this year’, ‘the year’ and ‘the current year’ are to the financial year ended 31 March 2013. References to ‘last year’ and the ‘prior year’ are to the financial year ended 31 March 2012.

British Telecommunications plc Annual Report & Form 20-F 2013	1

REPORT OF THE DIRECTORS

STRATEGY

OVERVIEW

British Telecommunications plc is the principal operating subsidiary of BT Group plc. We are a wholly owned subsidiary of BT Group plc and the BT Group plc Board has ultimate responsibility for the management of the group. The Operating Committee of BT Group plc is the key management committee of the group. It monitors the group’s financial, operational and customer service performance and has cross-business oversight of BT’s lines of business. It also reviews the group’s key risks and considers the potential threats and opportunities to the business.

OUR STRATEGY

Our aim is to drive shareholder value by making BT a better business with a better future. This year we made further progress towards this goal, and the investments we are making position us well for the future. Our strategy is delivering results.

BT Group plc is a leading communications services provider. In the UK, we sell products and services to consumers and small and medium-sized enterprises (SMEs). Around the world, as well as in the UK, we provide managed networked IT services for large multinational corporations, domestic businesses and national and local government organisations. We also sell wholesale telecoms services to communications providers (CPs) in the UK and internationally.

Our strategy is built on Customer service delivery, Cost transformation and Investing for the future.

These are the foundations for making BT a better business. They build on one another. The better we serve our customers, the less time and money we need to spend fixing faults and the things that go wrong. The more we save through transforming our costs, the more we can invest in giving customers what they need now and in the future. By investing in the six strategic priorities shown on page 3, we aim to grow the value of our business.

Customer service delivery

We constantly try to improve the service we provide to our customers. In practice that means understanding what they need, making it easy for them to deal with us, keeping our promises, keeping them informed, and acting quickly to fix things if they go wrong.

‘Right First Time’ (RFT) is our key metric for customer service (see page 9). It is simply about getting it right for the customer, first time.

RFT improved each year from 2006/07 to 2011/12 and we made further progress in the first quarter of this financial year. But record rainfall then led to flooding across the UK, causing a higher number of faults in the network. To make sure we fixed these faults as quickly as possible, we had to transfer resources away from provisioning new orders. As a result, customers had to wait longer for those orders, we had more calls from customers than we forecast and it took us longer than normal to answer those calls. We did, however, hire extra engineers to help with repair work and new orders (see page 30) and by February 2013 we had managed to get provision lead times back to the levels we have committed to.

Overall we did not improve our service as we aimed to this year, and our RFT measure declined by 4%. While we did not achieve our group RFT target, BT Global Services achieved its target helped by an increase in the number of major contract milestones delivered on time and fewer reported customer incidents.

Copper cable theft remains a problem. This year we have worked more closely with the police and government to tackle it. We have set up a nationwide cable alarming system and taken other measures such as forensically marking our cables. Because of this work, we have had 28% fewer customer faults due to cable theft this year, and 50% fewer attacks on our network. A new Scrap Metal Dealers Act should clamp down further on the illegal trade in stolen metal when it comes into effect later this year.

We are improving processes across the business to make sure we keep appointment slots, repair faults more quickly and fulfil new orders faster. We are also working to improve how we interact with our customers through the use of better quality contact information, customer portals and self-service channels that give customers more ways to resolve their problems quickly. We have successfully piloted new voice recognition capabilities to make it easier for customers to get the right help when calling us. We are now rolling this service out more widely.

Improved BT Home Hub diagnostics for our TV and broadband services will locate and resolve faults more quickly with fewer calls and engineering visits. We will also create an integrated customer experience across our consumer channels – voice, social media, email, chat forums and videos.

We encourage our customers to provide us with feedback so that we can serve them better. We believe that the changes we are making will deliver a better customer experience and lead to further cost transformation benefits.

Cost transformation

We achieved further efficiency savings across our business. We have cut waste, applied best practice and freed up resources to invest in our future. More and more, we have focused on end-to-end processes that span our whole business. We also started the next phase of our group-wide restructuring programme which will generate further savings and improve customer service.

Specific activities during the year included:

•	reviewing our entire stock and supply chain. This has given us better controls over our stock as well as improving how we distribute and store it
•	improving our process for fixing faults for BT Global Services and BT Wholesale customers. We have upgraded our systems, migrated work to four strategic service centres and made it easier for different teams to work together
•	rationalising our network and IT infrastructure. For example, we closed a major legacy network which served the financial services sector and migrated those customers onto our global MPLS platform, giving them improved service and reliability. We have also put programmes in place to rationalise our legacy UK backhaul and global IP networks
•	combining BT Innovate & Design and BT Operate into our new BT Technology, Service & Operations unit (BT TSO)
•	improving product and software development across all lines of business through better prioritisation, quality and automation of testing
•	improving the productivity of our field engineers by reducing the number of administrative tasks they have to do
•	reducing our travel and subsistence spend by £14m or 12%. Buying more efficiently and reducing travel by using our own conferencing services has saved us time and money, and reduced carbon emissions.

Overall, we cut operating costs by £1.2bn or 9%, with savings across all our main cost categories. Together with capital expenditure (excluding purchases of telecommunications licences), we have achieved total savings of £4.7bn over the last four years.

We will continue our drive on cost transformation. In 2013/14 we will launch a pan-BT ‘Continuous Improvement Initiative’ to help our people take more responsibility for improving the processes around them. We want to transform the service we deliver, analysing and improving the end-to-end processes that span lines of business, operational platforms and products. This will help us to drive out failures in these processes. We are focusing on seven priority areas, targeting issues including early life failures (those that occur near the start of a new service), repeat visits and how we respond to major incidents.

2	British Telecommunications plc Annual Report & Form 20-F 2013	Report of the Directors – Strategy

To find more opportunities to reduce costs and to run our business better we will keep benchmarking ourselves against other large telecoms operators and the best companies in other industries around the world.

Investing for the future

We are investing in the future of our business to help drive profitable revenue growth and deliver long-term value for our shareholders. The more we can save through our cost transformation activities, the more we can invest in the long-term value of our business without affecting our financial performance in the short-term.

In 2012/13 we made a number of key investments around our six strategic priorities which position us well for the future.

TV and broadband are increasingly complementary as viewing becomes more interactive. We are making significant investments in TV to improve what we offer, rolling out new services and providing new channels and on-demand content.

For SMEs, we have invested in improving our range of IT services and acquired Tikit (one of the largest independent suppliers of technology services to legal and accountancy firms).

We also successfully bid for 4G mobile spectrum which will allow us to offer an enhanced range of converged fixed and mobile broadband services to both consumer and business customers, building on our existing strength in wi-fi.

We continued to invest in our IP Exchange platform to meet the growing demand for IP interconnect services resulting from the massive growth in voice over IP (VoIP) traffic worldwide.

We have made further investments in the high-growth regions of the world. We improved our product portfolio and invested in people and infrastructure in Asia Pacific, Latin America, Turkey, the Middle East and Africa. These investments are helping our multinational customers expand into these regions and support local companies as they grow internationally.

We are supporting the launch of 4G services in the UK by investing in backhaul capacity at key mobile base station sites.

We have invested in expanding our Ethernet portfolio and footprint in response to growing data traffic and demand for higher capacity and greater flexibility in our wholesale customers’ networks.

And we have accelerated our fibre rollout. It should be available to two-thirds of UK homes and businesses during spring 2014, more than 18 months ahead of our original schedule.

We believe our fibre investment will support a more connected society, transforming the way people use the internet, giving them better access to information, education and jobs. We are also investing in products and services that will allow our customers to reduce their own carbon footprints.

OUR STRATEGIC PRIORITIES

We made further progress against our six strategic priorities in the year.

Driving broadband-based consumer services

Broadband is now available to virtually all UK homes and businesses and is increasingly at the centre of people’s lives. Our investments in broadband-based services are helping everyone get much more from it.

We differentiate our products from competitors by offering the most comprehensive broadband service with a range of packages to choose from. For example, our newly-launched BT Totally Unlimited Broadband lets people download as much as they like with no speed restrictions.

We provide lots of extra features, like our free BT Home Hub, free BT Wifi connectivity over the world’s largest in-country wi-fi network and free BT Cloud storage. We offer our broadband service together with voice and TV in competitively-priced bundles. Bundling helps us keep existing customers and attract new ones.

Fibre broadband lets people do even more. BT Infinity sales have accelerated and we are selling faster and higher tier options to existing customers while attracting people away from other providers.

Broadband will increasingly be at the heart of how people watch TV. We are extending our appeal to all segments of the TV market. We have launched YouView from BT to allow customers who currently only take Freeview to try pay-TV. Extra TV, our package of 22 TV channels, targets households currently subscribing to basic pay-TV channels from Sky or Virgin. And we are launching our BT Sport channels this summer, for customers who want a wide choice of premium sports but at much better value than currently available.

Our future plans include:

•	launching BT Sport
•	completing the rollout of Extra TV across our multicast IP network
•	further improving our TV channel line-up and on-demand content
•	encouraging customers to switch to BT Infinity through marketing campaigns, competitive pricing and by offering Extra TV and BT Sport to BT Infinity customers over their broadband connection.

Being the ‘Brand for Business’ for UK SMEs

We want to be the first choice for SMEs for all their fixed and mobile communications and IT needs. We aim to offer a wide range of products and services so they do not have to rely on multiple suppliers.

In fixed communications we face stiff competition in a fragmented market, but we have maintained a clear leading position.

We are still ahead because we consciously build on our advantages: the national coverage of our services and sales teams; the breadth of our portfolio of services; the strength of our sales channels; and our brand. We are looking to improve the products and services we sell (and how we sell them) to defend and grow our position in the market. We are developing new IP-based voice and data products, which will help drive penetration of fibre broadband. We are also improving processes and systems so our people can give our customers a better service.

In our IT services businesses, our focus is on providing service rather than hardware alone (which tends to be low margin). Where we can, we will cross-sell our networking and IT solutions. We also encourage customers to take higher-value products and services such as managed hosted data and applications, and cloud services.

Our future plans include:

•	strengthening our product portfolio in unified communications and VoIP so SMEs can make the most of these growing technologies
•	developing our mobile services capabilities, in particular building on our investment in 4G spectrum. We will combine fixed and mobile services to give our customers the best possible connection wherever they are
•	growing our IT services businesses, building on synergies between them to improve their positions in the market.

BT Global Services – a global leader

We are a leader in the worldwide market for managed networked IT services. We are truly global – with one of the largest networks in the world and more than 60% of our people based outside the UK.

Our customers tell us there are a number of things which make us stand out: our global assets, people and technology; industry experience and solutions; our consulting capability; our innovation; and our strength in the UK.

Report of the Directors – Strategy	British Telecommunications plc Annual Report & Form 20-F 2013	3

Our future plans are to invest and build on these strengths.

•	We are supporting our multinational customers by investing in high-growth regions.
•	We are developing our industry expertise. For example, we will build on years of experience supporting the financial services sector where our award-winning products and services support millions of financial transactions every day.
•	We will invest in our BT Advise team of around 4,000 experts who share their knowledge and skills with our customers.
•	We will use our strength in the UK, including our fibre broadband network, to keep innovating our products and services. For example, we are improving our conferencing services by using Dolby’s high-definition audio technology.

We will use feedback from our customers to improve our service to them. And we plan to drive down cost and become a more agile and competitive organisation. That way, we will be able to take advantage of opportunities in the managed networked IT services market more quickly.

By building a better business, we will strengthen our position as a global leader.

The wholesaler of choice

We want to be the wholesaler of choice in the UK and international telecoms services markets. We give CPs access to our platforms, skills and technology, making our investments and economies of scale work for them. Our approach promotes competition, gives end-customers more choice, avoids duplicating infrastructure, and encourages innovation by helping CPs find new ways to serve their customers.

We are Europe’s largest telecoms wholesaler and BT Global Services sells our wholesale services to more than 1,200 telecoms companies around the world.

Openreach provides local access and backhaul services; its networks are already the most extensive in Great Britain, allowing CPs to provide ADSL broadband to 99% of homes and businesses and fibre broadband to over half.

BT Wholesale aims to meet CPs’ needs where they cannot be met by Openreach’s products alone. This typically involves using our network coverage and scale to provide nationwide voice, broadband and data end-to-end products. We also create managed services which combine those products with third-party components and professional services, using our deep expertise in solution design, build, delivery and operation.

BT Wholesale leads the market in mobile Ethernet backhaul services and in wholesale broadband. Our Wholesale Broadband Connect (WBC) next generation copper broadband product is now in exchanges serving more than 90% of UK premises. More than 70 CPs are now trialling or selling its fibre-based variant.

A key area of investment over the past few years has been IP Exchange, which was developed in our Adastral Park research and development centre. IP Exchange provides a common gateway to allow interworking between different CPs’ IP voice, data and multimedia services. This year it handled 7.75bn voice minutes globally.

We expect a variety of issues, such as regulatory charge controls and competitive pressures, to affect our wholesale business in 2013/14. So we are working to identify growth opportunities that will help us offset their impact.

Our future plans include:

•	launching new hosted communications services that will expand our IP voice portfolio and combine it with our data and broadband products
•	extending our broadband, Ethernet and Mobile Ethernet Access Service (MEAS) footprints
•	adding new features to IP Exchange, including the support of video and 4G mobile services, and introducing more global nodes
•	improving our customers’ experience, for example, by introducing a new online portal that will offer better tools for pricing, ordering and support
•	further reducing our cost base
•	increasing the skills and productivity of our people.

The best network provider

Our network in the UK is a critical national asset and we take our guardianship of it seriously. We aim to be the best network provider in the UK by investing in it and by providing the best services over it. We continue to upgrade capacity, offer new services and make it more efficient and reliable.

More than 15m premises can now get our fibre broadband, giving us the largest fibre broadband footprint in the UK. These premises have access to download and upload speeds of up to 80Mbps and 20Mbps respectively using fibre-to-the-cabinet (FTTC), or 330Mbps and 30Mbps using fibre-to-the-premises (FTTP).

We will bring fibre to two-thirds of UK premises during spring 2014. With EU, national and regional government funding, we believe we can bring fibre to more than 90% of UK premises in the next three to four years.

We are rolling out national Ethernet products, with a wide range of ways to connect to our network. These include high bandwidth Ethernet fibre connections, cost-effective Ethernet bonded copper solutions (Ethernet in the First Mile) and more recently, Ethernet over our fibre broadband network. High levels of service availability and flexibility, combined with nationwide coverage, make our Ethernet services an attractive choice for customers.

Our future plans include:

•	making FTTP available throughout the fibre broadband footprint with our FTTP-on-Demand service. We launched this service in April 2013 in a subset of our footprint
•	increasing FTTC speeds above 80Mbps using vectoring, a technology we will be trialling further during 2013/14
•	further increasing FTTP speeds – building on trials conducted in 2012/13
•	extending the choices available to CPs for the delivery of fibre broadband. We plan to introduce a new option in 2013/14 that will allow CPs to use their own modem rather than an Openreach one
•	assessing the longer-term opportunities for wider and deeper fibre deployment in the access network
•	extending our Ethernet footprint
•	upgrading our core network with the latest generation of high-speed optical equipment that provides multiple 100Gbps connections.

A responsible and sustainable business leader

Our aim is to create a better future by generating value for our business and our stakeholders. Doing this in a responsible and sustainable way contributes to this aim. Our customers want to buy services from a company they can trust to act responsibly and sustainably. This year corporate and government customers asked us about our sustainability credentials in over £2.8bn worth of contracts that we bid for.

Each year we use a materiality process to work out the social and environmental issues that are important to our stakeholders and relevant to our business. It helps us focus on the right things. We measure and report our progress against seven non-financial performance indicators which reflect these issues.

4	British Telecommunications plc Annual Report & Form 20-F 2013	Report of the Directors – Strategy

The Committee for Sustainable and Responsible Business of BT Group plc oversees our corporate responsibility, environment and community activities, and our Better Future programme. It is supported by our Sustainable Business Leadership team which comprises senior executives from across our business units and is charged with delivering our programme and embedding it throughout the group.

Better business

Our stakeholders expect us to invest in our networks, community and people and to run our business with high ethical, environmental and supply chain standards. You will see from much of what we describe elsewhere in our report, that it is our people and values that help us achieve this.

Working ethically is not just the right thing to do, it is also important to regulators and customers. Our statement of business practice, ‘The Way We Work’ (www.bt.com/twww), is available in several languages. We are currently revising it to provide more guidance and examples. We also have a number of ethical policies including ‘Anti-Corruption and Bribery’, ‘Gifts and Hospitality’ and ‘Charitable Donations and Sponsorship’.

We encourage our people to get involved in their local communities and we run a volunteering programme to help them do so. In 2012/13 our people volunteered 43,600 days, worth an estimated £13m to those communities. Overall we invested £27.1m in responsible and sustainable business activities this year, meeting our target to invest at least 1% of our prior year’s adjusted profit before taxation.

Our payroll giving scheme has over 11,000 BT members and donated to more than 2,000 charities in 2011/12. Payroll donations from the UK, Ireland and the United States, rose to £2.9m, which was supported by an additional £1m contribution by BT.

Creating a better future

Our society faces the challenge of living within immediate financial constraints and the planet’s ever-tighter resources.

Communication technology has a significant role to play in helping businesses and people do this. It helps them swap physical products with their virtual, streamed or digital equivalents. It helps avoid travel. And it provides solutions that help businesses manage their resources as efficiently as possible.

It also has the power to make a difference to people’s lives; giving them better access to information, education and jobs and helping them work together. Our people, networks and technology can make these connections happen.

Connected Society

We aim to help improve society through the power of digital connections.

We want everyone to be part of a connected society. By the end of 2012/13 over half the people in the UK could access fibre-based products and services. Our goal is for more than nine out of 10 people to have access by the end of 2020. We now believe that we can achieve this much sooner.

For years, our digital inclusion programmes have helped people overcome any fears of moving online. Our Get IT Together campaign helps people in the UK discover the digital world with the help of a friend or family member. Our Including You website offers help and support to customers with impairments, helping them and their carers get more out of our products and services.

Net Good

Our vision is to help society live within the constraints of our planet’s resources through our products and people.

Our 2020 goal is to help our customers reduce carbon emissions by at least three times the end-to-end carbon impact of our business.

We have calculated our end-to-end impact as 5.0 megatonnes (Mt) of CO2 equivalent (CO2e) emissions. This is made up of 3.2Mt (64%) from our supply chain, 0.4Mt (8%) from our operations and 1.4Mt (28%) from the BT products used by our customers.

Today, we estimate that customers using our products and services avoid generating at least 5.0Mt of carbon emissions – through travelling less, for example. This is equivalent to our current business impact. We plan to achieve our 2020 goal by growing our product portfolio in this area whilst cutting our end-to-end emissions.

This year, we set up the Better Future Supplier Forum (www.bt.com/betterfuturesupplierforum) to encourage our suppliers to develop products and propositions more sustainably.

BT TSO is responsible for managing our energy consumption and direct carbon emissions – see page 17. We have signed contracts delivering 100% renewable electricity in the UK and Spain. We have met our target to reduce our UK emissions by 80% from our 1996/97 base year, three years early.

Improving Lives

We believe our people and products can help improve the lives of hundreds of millions of people around the world. Our 2020 goal is to use our skills and technology to help generate more than £1bn for good causes. In 2012/13 we helped raise £59m.

We have a long history of working with amazing causes to improve lives. We have supported ChildLine for more than 25 years. Our technology and people are the backbone of telethons such as the annual Children in Need appeal and UNICEF’s Soccer Aid.

Last year, supporting our £1bn goal, our people helped raise £25m across our MyDonate telethon platform for our charity partners including Comic Relief and Children in Need. We have been working with Comic Relief since the charity was formed in 1985 and this year we managed 458,000 incoming donation calls and co-ordinated more than 10,000 volunteers across 147 UK call centres, including around 1,000 BT volunteers in seven BT call centres.

Our MyDonate website is changing the way people give to charity online. We are helping UK charities and their supporters to fundraise online free of charge, with every penny donated going to their cause. This year 3,600 charities used it to raise funds.

OUR BUSINESS MODEL

We have a sustainable business model which supports our aim to deliver value to shareholders and customers. It is built around our strategy of Customer service delivery, Cost transformation and Investing for the future.

We make money by selling our services in the UK and around the world through our customer-facing lines of business. These services often use the same underlying networks, platforms and people. The communications market is very competitive, particularly in the UK. We never forget that customers have a choice.

We sell our services through a range of channels including online, contact centres and desk or field-based account managers. Our revenue is largely subscription or contract based. People, households and SMEs pay for standalone or bundled services monthly, quarterly or annually (typically on 12-24 month contracts). Large corporate and public sector customers typically buy managed networked IT services, usually on contracts spanning several years. Contract durations with our wholesale customers range from just one month for regulated products, to five years or more for major managed services deals.

What sets us apart

We have a unique combination of people, brand, networks and technology. And we have the financial strength to make long-term investments in the future of our business.

Report of the Directors – Strategy	British Telecommunications plc Annual Report & Form 20-F 2013	5

A committed, skilled and engaged group of employees is key to our business. We have launched a new long-term initiative to make our people feel more empowered, invest in their skills and capabilities and improve our ways of working.

Our assets and resources that help us to deliver our strategy are described on page 7. As well as our brand and networks they include the innovation activities we undertake to maintain our technology advantage. They also include our platforms, our properties and suppliers.

Delivering value

Combining the things that set us apart with our products and our customer service delivers value to our customers.

Improving our customer service helps our customers but also allows us to cut the cost of serving them. By reducing the number of times things go wrong, we spend less time and money putting things right. This reinforces our financial strength and helps us to invest in the things that set us apart. A virtuous circle.

That is why the three foundations of our strategy – Customer service delivery, Cost transformation and Investing for the future – are at the heart of the way we run our business.

The cash that we generate from our customers and cost transformation helps us reward our shareholders. And it means we can fulfil our financial obligations to our people and the pension scheme, and to our lenders and suppliers.

What we do matters. We make connections, create possibilities and deliver value. And we give back to the communities we work in.

We believe our business model is sustainable

We are confident our business model is sustainable and that we will be able to deliver value in the long-term.

Our Enterprise Risk Management framework (see page 9) helps us to mitigate the challenges that we face, based on our view of the markets in which we operate. Our knowledge of market trends is maintained through dedicated ‘insight’ teams. Governance committees make sure that the investments we make are appropriate and will deliver products and services that are attractive to customers.

We see more and more demand for our products and services because they play such an integral role in modern life. Customers rely on us. They trust us with their confidential information and their businesses. We take this responsibility seriously.

OUR PEOPLE

Every day our people touch the lives of millions, helping them communicate, do business and be entertained and informed. We are investing not only in our future but more than ever in our people.

At 31 March 2013, we had 87,900 full-time equivalent employees of which 73,200 were based in the UK.

Building our strengths and capabilities

We are introducing new ways of working that will equip and empower our people to continuously improve their work and better serve our customers. We are setting up a BT Academy to be the vehicle for delivering world-class leadership and critical skills development, as well as being an enabler of cultural change. It will allow us to quickly share the ‘BT way’ which are the methods based on BT at its best.

In Openreach we invested in tools and improved the skills of more than 11,000 engineers, delivering more than 200,000 hours of classroom or simulated workplace training.

We have particularly focused on training to support the planning and rollout of our fibre network across the UK. This investment in skills and capabilities will help our people do things better every day – to meet our performance targets and improve quality and customer service.

Engagement

Our employee engagement index is one of the seven performance indicators that we use to measure how we are doing as a responsible and sustainable business leader. It is based on a five point scale and measured 3.69 (2011/12: 3.68) a small improvement on our score last year. We will continue our wide-ranging programme of activities to support and involve our people and aim to improve engagement in the coming years.

Our communication with BT people is based on two-way conversation. Proper dialogue helps us keep them engaged about where we are heading as a business, and makes it easier to track their feedback.

We keep our people informed about company results, major business decisions and other things that affect them. We use a variety of print and digital communication channels to do this. We give our people plenty of chances for direct discussion with leaders, so they can ask questions that matter to them. These are either online chats, ‘town hall’ meetings or round-table events.

We also carry out surveys to ask our people for their opinion. These help us measure how engaged they are overall, so we can spot issues that we need to look into. In April 2013 we updated our company values to better reflect the type of company our people think we are and should be.

We have a record of stable industrial relations and constructive relationships with the recognised unions in the UK and with works councils elsewhere in Europe. In the UK, we recognise two main trade unions – the Communication Workers Union (CWU), which represents people in engineering, administrative and clerical positions, and Prospect, which represents managerial and professional employees. We also deal with unions around the world and operate a pan-European works council, the BT European Consultative Committee.

Talent and diversity

We gain significant advantage by spotting and developing our own talent as well as bringing in the best skills from outside.

We offer employees who show significant potential a range of support mechanisms and development opportunities. These include access to senior leaders, talent events designed to build knowledge, visibility and networks and support from Human Resources in creating tailored development plans.

Our customer and supplier base is incredibly diverse and our diverse mix of employees helps us to understand their needs. We demonstrate our commitment to equality from board-level down: 30% of our Board is female, exceeding our aim of at least 25%. We were ranked in The Times Top 50 Employers for Women but recognise we need to do more to increase the proportion of our people that are female, particularly in senior executive roles.

Safety and wellbeing

We aim to improve the overall wellbeing of the company by providing information, guidance and instruction to make sure our people are protected and work together to protect others. We provide safe systems of work, equipment, support services and access to specialist advice, all of which allow our people to understand the way in which they need to work and any risks associated with their activities.

Through our wellbeing framework, we create workplaces which support our employees and where we can each contribute to the health of our business, and of society as a whole.

This year, we continued to partner with Business in the Community (BITC) to develop our wellbeing framework and in April 2013 we were ranked as a top five company by BITC for public reporting of employee engagement and wellbeing. Through this initiative we aim to remain at the forefront of good people management.

6	British Telecommunications plc Annual Report & Form 20-F 2013	Report of the Directors – Strategy

We track our performance in lots of different ways. But our sickness absence rate (SAR) is a key measure. In 2012/13, our SAR was 2.29% (2011/12: 2.16%). We missed our target to cut our SAR to 2.05% after some of our people experienced more strain caused in part by the bad weather. Our sick pay costs were £84.6m in the year (2011/12: £80.0m).

Recruitment and flexibility

As our markets and environment change, the skills we need change too. If we no longer need a particular skill or role, our transition centre helps people learn new things and look for alternative roles in the business. Since April 2006, more than 21,000 BT people have gone through the centre.

This year we recruited around 1,600 engineers to help with our accelerated fibre rollout and to improve customer service. We have created new roles by bringing work into BT which we used to outsource. This year we brought around 4,000 roles back into the business.

We have also created our own recruitment team, which advertises vacancies and deploys people across the business.

We want to foster a culture where everyone can do well. So we work with agencies to help recruit people with disabilities. And we cover the cost of rehabilitation and retention services to help our people stay with us when their circumstances change. We supported nearly 1,000 existing employees with disabilities through our Enable programme, which provides specialist advice with tailored adjustments to keep people in productive work.

Apprentices are a core part of our recruitment strategy. They bring new skills and innovation to the business and help shape the future workforce of the company. Through the apprenticeship scheme young people are able to join career paths that can, and often do, lead to senior management roles within the company. Our apprentices regularly receive external recognition. This year three of our apprentices won regional apprentice of the year with the National Apprenticeship Service and we also had two national winners in the STEMNET and ITP awards.

Pay and benefits

We pay our people competitively. We compare salaries with other companies in the markets we work in, so we know we pay fairly too.

Engineers and support people get paid in the same way across-the-board. Managers’ pay and bonuses are linked to how we are performing as a business and how they contribute to that personally.

We offer our most senior managers long-term incentives. These help us achieve our business goals and align a proportion of their pay with shareholder value creation. The amount we pay out in these plans depends on our corporate performance over a three-year period. In accordance with our regulatory obligations, there are different arrangements for the most senior managers in Openreach whose incentives are tied to the business performance of Openreach rather than the wider BT Group.

We operate savings-related share option plans (saveshare) in over 25 countries. Around 60% of our people take part in one or more of these. This year around 20,000 of our people benefited from saveshare receiving, on average, shares in BT Group plc worth over £12,000, a gain of around £8,400. Over the next two years, around 34,500 of our people could each receive shares worth over £28,000 on average (based on the share price as at 31 March 2013).

We also provide pension and retirement benefits as well as statutory retirement arrangements.

Volunteering

The BT Volunteering Programme is recognised for its range and diversity and in 2012 received a Big Society Award from the Prime Minister. All our people can volunteer and in the year BT people volunteered 43,600 days in work time to activities like digital inclusion and helping the vulnerable get online.

The programme includes a number of projects which help us apply our skills and services to support communities and it also encourages people to choose activities they are passionate about. For example, more than 800 employees serve their communities as school governors, more than 150 as military reservists, more than 70 as special constables, and more than 1,000 as youth leaders.

OUR ASSETS AND RESOURCES

These are what we need to help us deliver our strategy. Many of them set us apart from our competitors and give us an advantage in our markets.

Brand and reputation

The BT brand is an important business asset. Superbrands, a respected assessment of brand strength, ranked BT as the UK’s 62nd strongest Consumer Superbrand in 2013 (up more than 100 places from 2012) and the 12th strongest Business Superbrand (17th in 2012). In both cases, we came top in our category.

Our partnership with London 2012 strengthened our brand. As a sponsorship programme, we benefited in a number of ways. First, the Games network we built showcased our expertise on the world’s biggest stage and was vital to the success of the event.

Second, our communications services for the Games showed the world what we do in the UK every day, helping to bring people together to share in occasions big and small.

Third, our sponsorship – and in particular our work with the British Paralympic Association – demonstrated our belief in the power of communication to make a better world.

Independent research by Nielsen (London 2012’s official market research provider) showed that we were the domestic sponsor most associated with the Games and the single sponsor most recognised for providing expertise and services to support the event.

Our own research showed that consumers and BT people valued our brand more because of our involvement. In September 2012 more than 70% of our people said that the London 2012 sponsorship made them proud to work for BT.

Our brand health research shows an increase in emotional engagement with the BT brand amongst consumers and SMEs in the year. Brand engagement amongst large corporate and public sector customers also improved, driven by a particularly strong performance in non-UK markets.

Some of the highest scores in our surveys indicate that our brand strengths are around being trusted and liked, and being seen as relevant and innovative.

Networks and platforms

Networks

Our networks are the foundation of the products and services our customers rely on around the world. We have domestic network assets, which provide in-country services, and global assets, which provide international services.

Our largest assets are in the UK where we offer the widest range of network services, access technologies and coverage. Our UK fixed-line network is one of our most valuable assets and our fibre broadband investment is key to sustaining its value for the UK.

We are growing our Ethernet footprint in response to strong demand and growing data traffic. We have around 1,170 Ethernet fibre nodes located across the UK with BT Wholesale increasing the

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number of Ethernet circuits installed in the year by 63%. The total number of Ethernet circuits provided by Openreach increased by 15%, with growth strongest at speeds of 1Gbps and above. We also deployed the world’s largest high-density wi-fi service at the London 2012 Olympic Park and installed more than 1,500 wireless access points across all of the Olympic venues.

We also have deep in-country networks in Germany, Italy, the Netherlands, the Republic of Ireland and Spain. In Latin America we operate networks in Argentina, Brazil, Colombia and Mexico.

Our major global asset is our MPLS platform, which is designed to carry different network services over one common infrastructure. This lowers costs and reduces the time to offer new services.

From this platform we offer our two most popular virtual private network (VPN) services: IP Connect and Ethernet Connect. IP Connect is available in more than 170 countries. This year we invested in 10 new IP Connect points of presence (POPs), six new Ethernet access countries and five new network-to-network interfaces. Ethernet Connect has grown substantially in the last year. We invested in 10 new Ethernet Connect POPs, and the service is now available in 43 countries.

Our internet platform is available in 38 countries. We have also invested in six new gateways from our internet platform to IP Connect, increasing coverage and reducing the cost of internet access. We have a large broadband satellite network.

We are expanding our UK and global IP Exchange service (GIPX). We have more than 150 customers in the UK alone on this product and we have plans in place to add new features to support services such as HD voice and video calling.

This year we:

•	expanded further in the high-growth regions of Asia Pacific, Latin America, Turkey, the Middle East and Africa
•	upgraded capacity in Europe and around the world
•	simplified our networks – closing some legacy services and migrating customers onto newer and better services, and lowering our costs
•	upgraded our European fibre backbone that is the foundation of our services in nine European countries and 77 cities
•	invested in a new fibre backbone in South Africa.

To make sure their own networks are performing at their best, CPs can use our BT Connect Applications portfolio. This is available globally and can be used to accelerate, optimise and monitor traffic across their networks.

Platforms

Our platforms are the processes and technology that deliver our network products and services. They are critical to running our business.

For example, our service management platform comprises our service delivery and workflow management processes. It lets us coordinate everything we need to do to give our customers their service. It also keeps our customers updated on the progress of their orders.

Our billing and payments platform is made up of the systems and processes that work out charges, produce bills and collect payments from our customers.

The number of platforms we own has grown over time as we have bought companies, won outsourced contracts and brought in new technologies. We continue to improve our platforms. We modernise and rationalise them, make them simpler, more reliable and more flexible and make them cheaper to run.

While our UK data centre and IT infrastructure grew in the year, we spent 8% less on associated energy costs. We have programmes in place to help us cut our IT energy use over the coming years including using fewer IT applications.

Properties

At 31 March 2013 we occupied around 6,400 properties in the UK and around 1,750 in the rest of the world. Most of our UK properties are owned by – and leased from – Telereal Trillium, part of the William Pears Group.

Of our UK properties, around 90% are operational telephone exchanges housing telecoms equipment. Our general purpose properties are mainly offices, engineering depots and data centres. Outside the UK, around 90% of our properties are operational sites housing data hosting and telecoms equipment.

As part of our cost transformation, we continued to consolidate office space and dispose of redundant premises. This property rationalisation will continue under our restructuring programme.

Innovation

We have to create propositions that our customers find attractive and want to buy. Innovation, supported by our global research and development, has therefore always been at the core of our business.

Our open innovation model gives us access to thinking from outside BT, from small, start-up companies to some of the best universities around the world. We have teams working with customers, partners and universities in the US, Asia, Europe and the Middle East. They help us to maintain our view of global developments in new technologies, business propositions and market trends. This year we opened a new research laboratory with Tsinghua University in China.

In 2012/13 we filed patent applications for 69 inventions. We routinely seek patent protection in different countries and at 31 March 2013 we had a worldwide portfolio of more than 4,400a patents and applications. We support the UK Government’s new Patent Box initiative that recognises those companies investing in UK research, patents and innovation. This initiative could provide tax relief on profits from certain BT products which are based on our patented inventions.

This year we invested £544m (2011/12: £560m) in research and development to cultivate innovation. Our research, development and testing is done at global development centres located in the UK, US and Asia, and is headquartered at Adastral Park in the UK. These centres help us to draw together complementary skills and resources more easily (both our own and third-party). They reduce turnaround time, ensure tighter feedback loops and help us get products and services into the market sooner.

This year we opened a new development centre in Kuala Lumpur, Malaysia, and recently opened a new building for our centre in Bangalore, India. These complement our existing centres in Belfast, Glasgow, Cardiff, Adastral Park and Dallas and give us local technical expertise and spread our development more evenly around the world.

Our people help us innovate and improve our service to customers. This year our award-winning internal New Ideas Scheme received more than 1,000 submissions to improve service, generate revenue or reduce costs. Our My Customer Challenge Cup competition encourages our people to identify areas where customer service is not as good as it should be, and work together to make improvements.

[a]	On average, we file with four member states of The Patent Cooperation Treaty and three member states of the European Patent Convention.

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Our customers also play a part. We run innovation showcases allowing them to discuss applications and solutions with our experts. In turn, we get to hear firsthand what they need.

This year, our research and development focused on:

•	improving broadband coverage. We have field-tested broadband amplifiers and regenerators to extend the reach of our ADSL2+ and fibre services. We have also trialled ‘TV white space’ radio technology to connect remote communities cost-effectively.
•	improving broadband speed. We have been trialling new techniques such as vectoring on FTTC lines (a solution which improves speed and stability by reducing interference) and bonding. We have been researching solutions for delivering ultra high-speed broadband (up to 1Gbps) over the final copper drop. And we have trialled the world’s first 10Gbps XGPON technology to a customer over a fibre network
•	transforming our costs. We have built tools to help us speed up network design, use equipment in the best possible way and minimise the cost of network build. We are using them to design our FTTP network and support the sale of Ethernet products. We also used them to speed up the design of the London 2012 venue networks
•	improving video delivery. We have changed the way we deliver TV content. This means we avoid having to duplicate TV content streams over our network, so we will be able to cut costs and give our customers more channels.

Suppliers

Our suppliers from across the world play a vital role in helping us to provide our products and services and deliver our strategy. We work with around 17,400 suppliers, spending approximately £9.7bn a year with them. The top 100 account for around 62% of our annual spend.

The number of suppliers we use is broadly the same as last year. However, the mix of suppliers is constantly evolving as we look to benefit from new and improved products and services.

Our approach to procurement

We want to get the most from our suppliers – especially from their diversity, skills and innovation. As part of our cost transformation programme we have concentrated on generating the best value from our largest suppliers. A category approach for the majority of other spend, using competition and supplier negotiations, has achieved cost savings.

We also have a programme looking at our smaller suppliers. This seeks to make sure we get the most from them and that we are not taking on suppliers we do not need.

We have a team of around 300 procurement people in 27 countries working with suppliers on this strategy.

Supplier selection

It is important to us that we know who we are doing business with and who is acting on our behalf. So we choose suppliers using an established set of principles that makes sure both we and the supplier act ethically and responsibly.

We check that the goods and services we buy are made, delivered and disposed of in a socially and environmentally responsible way, by measuring factors such as energy use, environmental impact and labour standards.

Supply chain human rights

We want our suppliers’ employees to experience workplace conditions that meet the standards we have developed. We send our suppliers an ethical standards questionnaire and follow up with any suppliers identified as high or medium risk. This year we again met our target to achieve 100% follow-up within three months.

Payment of suppliers

This year the average number of days between invoice date and supplier payment was 60 days (2011/12: 61 days).

In the UK we have a financing scheme that offers contracted suppliers the chance to be paid early. This can be particularly attractive for SMEs. We also follow the Better Payment Practice Code.

HOW WE MEASURE OUR PROGRESS

We measure our performance through two key performance indicators: adjusted EBITDA and Customer service improvement. In both of these respects, we make a significant contribution towards the performance of our ultimate parent company, BT Group plc.

Adjusted EBITDA

We measure performance based on adjusted EBITDA. Adjusted EBITDA is defined as the group profit or loss before depreciation, amortisation, net finance expense, taxation and specific items. A definition of specific items is set out on page 30. EBITDA is a common measure used by investors and analysts to evaluate the operating financial performance of companies, particularly in the telecommunications sector. We consider adjusted EBITDA to be useful measures of our operating performance because this approximates the underlying operating cash flow by eliminating depreciation and amortisation. Adjusted EBITDA is not a direct measure of our liquidity, which is shown by our cash flow statement, and needs to be considered in the context of our financial commitments.

Customer service improvement

Our strategy starts with customer service. ‘Right First Time’ is our key measure and tracks how often we keep the promises we make to our customers. As well as improving service, keeping our promises means there is less work to put things right and so reduces our costs.

OUR RISKS

Like all businesses, we are affected by a number of risks and uncertainties. These may be impacted by internal and external factors, some of which we cannot control. Many of our risks are akin to those felt by similar companies in terms of scale and operation.

Principal risks and uncertainties

This section sets out the principal risks and uncertainties affecting us, but it is not exhaustive. These risks have the potential to impact our business, revenue, profits, assets, liquidity or capital resources.

As in the prior year, the uncertainties in the global economy and credit markets continue to present challenges, both to our business and to others. These challenges drive a number of the risks that we face and we focus our efforts on predicting and mitigating them. The principal risks we described last year have evolved, and so has our response to them.

Our Enterprise Risk Management framework provides reasonable (but cannot give absolute) assurance that significant risks are identified and addressed. There may be risks which are unknown or which are presently judged not to be significant but later prove to be significant.

In our principal risks section below, we explain what we are doing to prevent our main risks materialising, or to limit their impact.

Our principal risks and uncertainties should be considered in conjunction with the risk management process, the forward-looking statements for this document, and the cautionary statement regarding forward-looking statements.

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How we manage risk

We need to manage risk so we can meet our objectives, build shareholder value and promote our stakeholders’ interests. We have a group-wide risk management process. It has four stages:

•	Identification
•	Evaluation
•	Response
•	Monitoring

Our lines of business and our service unit follow our process for managing risk as part of our Enterprise Risk Management framework. That means identifying and responding to the key risks to their business. They record the risks in a register for their leadership teams to review. Audit and risk committees in each line of business, and our service unit, ensure this process is effective.

The BT Group plc Group Risk Panel supports the BT Group plc Board and Operating Committee. Every three months it reviews the Group Risk Register (which summarises those risks of greatest significance across our business) considers the inclusion of new or emerging risks, and recommends ways to tackle them. It also oversees the work of the group risk management function.

The BT Group plc Operating Committee identifies, evaluates, responds to and monitors risks. Significant risks are reported and monitored through the Group Risk Register. The BT Group plc Operating Committee assigns a management owner to take charge of monitoring and managing each risk. It monitors these risks through regular detailed reviews as well as six-monthly reviews of the Group Risk Register.

The BT Group plc Board has overall responsibility for making sure we manage risks appropriately. It regularly reviews either directly, or through the BT Group plc Audit & Risk Committee, how we are doing across the group, in our lines of business and in our service unit.

Changes over the last year

Last year we improved the way we manage risk through better reporting, evaluation and training. This year we have further developed our approach including:

•	Scenario planning and ‘war gaming’: We have already used these techniques to good effect in understanding traditional physical business continuity threats. This year we have also applied them to some of the other risks we highlight below.
•	Assurance: Our line of business and service unit audit and risk committees have extended their focus on risk management across their business units. Their advice, analysis and reviews have helped us get better at dealing with risks inside our business.
•	Guidance and toolkit refresh: We have updated our risk management policy and guidance. We have also added to the toolkit that our risk management specialists (and the wider business) use to put our risk management process into action.

Our principal risks

Security and resilience

In keeping with other organisations that process and store data, we have a responsibility to many millions of customers, both business and consumer, to safeguard their electronic information and to maintain the continuity of services. This requires the highest levels of operational security and resilience, which can be threatened at any time by incidents such as malicious cyber-attacks, theft of copper cable and equipment, vandalism, sabotage, extreme weather, component overload, loss of power and human error. The volume of traffic through our systems and networks is increasing, and customer tolerance of interruptions reduces as the world becomes ever more dependent on information technology.

Changes over the last year

Concerted efforts to deter cable theft, supported by legislative changes and the well publicised arrest and prosecution of thieves, are beginning to reduce the number of service interruptions in the network. Theft of equipment from our premises has also fallen significantly. However, we are detecting more cyber-attacks aimed at stealing data or disrupting our own and our customers’ websites.

We have strengthened our defences against these cyber-attacks and now routinely cope with attacks that a few years ago would have caused considerable risk of data loss. Our segregation and encryption of data has increased. In further recognition of the importance of people and behaviours in managing this risk, a campaign to raise staff and supplier awareness of cyber threats is proceeding in response to the increasing sophistication of attacks. We have also refreshed our data protection governance with the appointment of a Chief Privacy Officer.

We are upgrading much of our equipment to improve reliability, increase capacity and reduce energy consumption. Severe flooding across the UK in the year caused several service outages that demanded urgent action and resources to be diverted.

Impact

A breach of our security, or compromise of data and/or resilience affecting our operations, or those of our customers, could lead to an extended interruption to network services or even affect national infrastructure. Such failure may lead to a loss of customer confidence, termination of contracts, loss of revenue, and reduced cash generation through penalties and unplanned costs of restoration and improvement. Additional reputational damage and financial loss may arise from a legal or contractual failing such as breaching data protection or handling requirements. Failure or interruption of data transfer could also have a significant adverse effect on our business.

Risk mitigation

Our strategy for resilience is to combine formal business continuity planning with well-tested, rapid and flexible responses. We have a rolling programme of major incident simulations to test and refine our crisis management procedures. Our security defences range from physical protection of our assets, access controls, real-time analysis and sharing of intelligence, and continuous monitoring for intrusion and anomalies, through to rapid modification of firewalls and automated blocking of malicious data traffic. Together, these measures increase the likelihood that any potential incidents can be contained and dealt with as quickly as possible.

Major contracts

We have a number of complex and high-value national and multinational contracts with certain customers. The revenue arising from, and the profitability of these contracts are subject to a number of factors including: variation in cost; achievement of cost reductions anticipated in the contract pricing, both in terms of scale and time; delays in the delivery or achievement of agreed milestones owing to factors either within or outside of our control; changes in customers’ requirements, budgets, strategies or businesses; and the performance of our suppliers. Any of these factors could make a contract less profitable or even loss making.

The degree of risk generally varies in proportion to the scope and life of the contract and is typically higher in the early stages of the contract. Some customer contracts require investment in the early stages, which is expected to be recovered over the life of the contract. Major contracts often involve the implementation of new systems and communications networks, transformation of legacy networks and the development of new technologies. The recoverability of these upfront costs may be impacted by delays or failure to meet milestones. Substantial performance risk exists in these contracts.

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Changes over the last year

The difficult economic and market conditions, particularly in Europe, have increased financial and operational pressures on our customers and have made the environment even more competitive. With our investment and expansion into high-growth regions, the landscape of our risks and opportunities naturally changes as we must deal with rapidly evolving geo-political risks and different trading environments and business practices. Our control and governance framework has been extended to include contracts between BT and UK local authorities seeking to extend the reach of fibre broadband in their regions.

For larger contracts, we have recently expanded the scope of independent reviews to critical stages of the contract lifecycle to help identify any key issues, risks and actions which need to be monitored.

Impact

Failure to manage and meet our commitments under these contracts, as well as changes in customers’ requirements, budgets, strategies or businesses, may lead to a reduction in our expected future revenue, profitability and cash generation. Unexpectedly high costs associated with the delivery of contracts could also negatively impact profitability. We may lose revenue due to the merger or acquisition of customers, business failure or contract termination and contracts may become loss-making. Failure to replace the revenue and earnings lost from such customers could lead to an overall reduction in group revenue, profitability and cash flow.

Risk mitigation

We have in place business processes that support each stage of a major contract’s lifecycle: bid; in-life; renewal; and termination. Our programme of in-life reviews is designed to validate financial and non-financial controls over delivery of the contract. It incorporates tiered levels of defined reviews according to the scale and complexity of the contract. Controls are applied and regularly monitored across our major contracts. All our major contracts are subject to regular management review and many are subject to independent review (both internal and external) as part of that governance. Our independent review programme helps us apply lessons learned and to promote best practice through the business.

Pensions

We have a significant funding obligation in relation to our defined benefit pension schemes. Low investment returns, high inflation, longer life expectancy and regulatory changes may result in the cost of funding BT’s main defined benefit pension scheme, the BT Pension Scheme (BTPS), becoming a significant burden on our financial resources.

Changes over the last year

Following the conclusion of the 30 June 2011 triennial funding valuation of the BTPS in May 2012, the valuation documentation was submitted to the Pensions Regulator for their review. The final Court decision in the Crown Guarantee case, after any appeals, will give greater clarity as to the extent to which the liabilities of the BTPS are covered by a Crown Guarantee. This will inform the Pensions Regulator’s next steps with regards to the valuation of the Scheme. Accordingly, as matters stand, it is uncertain as to when they will conclude their review.

Government bond yields have fallen since the valuation at 30 June 2011, with real yields being negative at times. This has been caused by a number of factors, including the Bank of England’s Quantitative Easing programme. If the fall in yields is maintained and reflected in the next funding valuation, due as at 30 June 2014, this would increase the value of the BTPS liabilities.

The European Commission is reviewing the current Directive for pensions and we responded to a relevant consultation during the year. The Commission’s aim is to issue new draft legislation in summer 2013. Depending on its scope, there is potential for any legislative change to have an impact on BT’s funding liabilities in the future. We will continue to monitor developments in this area.

Impact

An increase in the pension deficit and associated funding requirements may have an impact on the level of deficit payments we are required to make into the scheme. Indirectly it may also have an adverse impact on our share price and credit rating. Any deterioration in our credit rating would increase our cost of borrowing and may limit the availability or flexibility of future funding, thereby affecting our ability to invest, pay dividends or repay debt as it matures.

Risk mitigation

The investment performance and liability experience, as well as the associated risks and any mitigation, are regularly reviewed and monitored by both us and the BTPS Trustee.

The BTPS has a well-diversified investment strategy, which reduces the risk of adverse movements in the value of individual asset classes and helps ensure that an efficient balance of risk and return is maintained.

Our financial strength and cash generation provide a level of protection that enables variations in the funding position of the BTPS to be managed without having a material impact on the ongoing performance of our business.

Growth in a competitive market

We operate in markets which are characterised by: high levels of change; strong competition; declining prices; technology substitution; market and service convergence; customer churn; declining revenues; new competitors; and regulatory intervention to promote competition and reduce wholesale prices.

A significant proportion of our revenue and profit is generated in the UK where the overall telecoms market has been in decline in real terms, despite strong volume growth in new services. Revenue from our calls and lines services to consumers and businesses has historically been in decline but new broadband and connectivity markets are growing. Our ability to deliver profitable revenue growth in a responsible and sustainable manner depends on us delivering on our strategic priorities (see page 3).

Changes over the last year

The level of risk facing our business increased as the economic situation in the UK and other key markets deteriorated in the year. Depressed business activity together with lower disposable incomes continues to be a major barrier to growing revenues, particularly among business customers.

Regulatory decisions made during the year also contributed adversely to our risk profile, revenue and profits. These decisions failed to address imbalances in the competitive playing field. This means that some of our competitors in the consumer space continue to benefit from a combination of limited regulation on their core business combined with extensive sector-specific regulation being applied to our UK fixed-line business.

A number of competitor-related developments have contributed to the risk increasing. These include, but are not limited to: the acquisition of Cable & Wireless Worldwide by Vodafone; the decision by Vodafone and O2 to establish a joint venture to consolidate existing network infrastructure and local transmission; the agreement which brought forward the timetable for 4G mobile services being launched in the UK; and increased competitive activity around over-the-top video on demand services in the UK.

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Impact

Failure to achieve profitable revenue growth from our strategic priorities may lead to a continued decline in revenue, erosion of our competitive position and might also lead to a reduction in profitability and cash flow in the future.

Risk mitigation

Our mitigation of this risk centres on successfully executing our strategy. We believe that delivering this strategy, with its focus on customer service delivery, cost transformation and investing for the future, as well as investing in our existing business and offering new services in adjacent markets, will together help us drive profitable revenue growth.

We have a well-developed cost transformation programme in place which should provide future savings to support profitability trends. We also believe risks can be mitigated by seeking changes in regulation to level the playing field so that we can compete effectively, and for the benefit of our customers.

Communications industry regulation

Our activities across all the jurisdictions in which we operate can be impacted by regulation. Regulatory requirements and constraints can directly impact our ability to compete effectively and earn revenues.

In the UK where, following detailed market analysis, we are found to have significant market power, Ofcom requires us to provide wholesale services at regulated prices. It can also require us to make retrospective repayments to other CPs where we are found to have set prices outside regulatory requirements, and can impose fines on us for non-compliance with the regulatory rules, including competition law.

Outside the UK, general licensing requirements can restrict the extent to which we can enter markets and compete. Regulation will also define the terms on which we can purchase key wholesale services from others.

In the UK, risks can come from, for example, periodic market reviews which might introduce tighter regulatory constraints from new charge controls or from CPs disputing or complaining about our pricing, products or services. Outside the UK, regulators can investigate our licensing requirements and whether our services comply with their rules.

Changes over the last year

Over the last year, we have seen regulatory activity in a number of areas which are summarised in Regulation on page 19. A number of these rulings have resulted in a negative impact either through retrospective price reductions or on our future pricing.

Impact

Risks from regulation are most significant in the UK.

Around £5.8bn of our revenue (of which £3.3bn is to downstream parts of BT) is from wholesale markets where we have been found to hold significant market power and which are currently subject to regulatory charge controls. Most of these controls require us to reduce our prices annually to reflect expected reductions in unit costs through efficiency savings. Controls are usually set for three years and will therefore constrain revenues during that period.

Other CPs can ask Ofcom to resolve disputes with us about current or historic prices. Where Ofcom finds that these prices are or have been set at levels above those required under the regulatory framework, we may need to make retrospective payments to CPs.

We may from time to time be required to provide new services, or existing services on improved terms, to wholesale customers on a non-discriminatory basis. This could increase our costs.

Regulation outside the UK can impact our revenue by restricting our ability to compete through overly restrictive licensing requirements or ineffective regulation of access to other CP networks.

Risk mitigation

We employ a team of regulatory specialists (including accountants and economists) who, together with legal experts and external advisors, continuously monitor and review the scope for regulatory changes and potential future disputes. This team maintains a dialogue with regulators and with other key influencers to ensure our positions are understood and to drive for fair and proportionate regulation. We are also able to appeal any regulatory decisions where we believe errors have been made.

Business integrity and ethics

We are committed to maintaining high standards of ethical behaviour, and have a zero tolerance approach to bribery and corruption. We have to comply with a wide range of local and international anti-corruption and bribery laws. In particular the UK Bribery Act and US Foreign and Corrupt Practices Act (FCPA) provide comprehensive anti-bribery legislation. Both have extra-territorial reach and thereby cover our global operations. As we expand internationally, we are increasingly operating in countries identified as having a higher risk of bribery and corruption.

We also have to ensure compliance with trade sanctions, and import and export controls.

Changes over the last year

The Serious Fraud Office (SFO) has produced revised guidance on the UK Bribery Act. The SFO has indicated it will now focus on its role as an investigator and prosecutor of serious and/or complex fraud and where there is sufficient evidence and it is in the public interest, prosecutions rather than civil settlements will now be pursued, even where companies have self-reported. This represents a change to its previous stance where self-reporting may have led to more lenient treatment. It has further confirmed that it considers facilitation payments to be bribes.

The US Department of Justice and Securities and Exchange Commission have also produced guidance on the FCPA giving information about the US government’s approach to FCPA enforcement.

In addition, sanctions regulations in Europe and the US have been expanded.

Impact

Failure by our employees, suppliers or agents to comply with anti-corruption and bribery and sanctions legislation could result in substantial penalties, criminal prosecution and significant damage to our reputation. This could in turn impact our future revenue and cash flow, the extent of which would be dependent on the nature of the breach, the legislation concerned and any associated penalties. Allegations of corruption or bribery or violation of sanctions regulations could also lead to reputation and brand damage with investors, regulators and customers.

Risk mitigation

We have in place a number of controls to address risk in this area. These include a comprehensive anti-corruption and bribery programme, ‘The Way We Work’, which is our statement of business practice and is being refreshed to give greater guidance to our people. We ask all BT employees to sign up to its principles and our anti-corruption and bribery policy. We have specific policies covering gifts and hospitality and charitable donations and sponsorship. We run a training programme with a particular focus on roles such as procurement and sales.

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We regularly assess our business integrity risks to make sure that the appropriate mitigation is in place. We operate a confidential hotline. Our internal audit team regularly runs checks on our business. We also use external providers to carry out assessments in areas we believe to be higher risk, to ensure our policies are understood and the controls are functioning.

We conduct due diligence checks on third parties including suppliers and agents. Procurement contracts include anti-corruption and bribery clauses. A trade sanctions policy and sign-off procedure are also in place.

Supply chain

The integrity and continuity of our supply chain is critical to our operations. Our aim is to harness the capability, diversity and innovation of the global supply market to add value to our business and customers. We are committed to ensuring that all dealings with suppliers, from selection and consultation to contracting and payment, are conducted in accordance with our trading and ethical policies. See Suppliers on page 9.

The failure of a critical third party supplier to meet its obligations could cause significant harm to our business and the BT brand, as well as potentially impact our cost transformation and efficiency plans.

Changes over the last year

Many suppliers continue to be impacted by the global economic downturn and as a result we have seen an increase in the number of suppliers suffering from financial distress. The downturn has also increased the risk of suppliers applying less focus on key areas such as business continuity management or corporate and social responsibility in an effort to reduce their costs.

Impact

Whilst the size of the impact from a supplier failure can vary, all supplier failures typically result in an increased cost to our business and have the potential to negatively impact the service we provide to customers. In many cases the cost associated with supplier failure is significant, particularly if it then results in us having to change technology. If we are unable to contract with an alternative supplier, our customer commitments could also be compromised, possibly leading to contractual breach, loss of revenue, penalties or increased costs.

A failure in our supply chain to meet legal obligations or ethical expectations could adversely impact our reputation or possibly lead to censure, legal action and financial loss.

Risk mitigation

We conduct supplier risk analysis as part of our sourcing strategy and where possible, take actions to reduce risk, such as through dual-sourcing where appropriate. We operate a comprehensive in-life risk mitigation programme that classifies our suppliers into an appropriate risk category and then aims proactively to build risk mitigation plans and detect potential supplier failures before they happen. For our critical suppliers this mitigation strategy considers a range of risks including: financial failure; supplier capability and capacity; sole sourcing; corporate and social responsibility; business continuity; security; location; and the overall supplier relationship.

This approach has been complemented by a programme specifically looking at our low spend suppliers, to ensure we achieve maximum business benefit but at the same time do not contract with too many suppliers, exposing us to unnecessary risk.

By adopting this approach, we seek to minimise the risk of not being able to meet our customer and legal commitments or comply with our ethical policies. This helps to minimise our exposure to loss of revenue, financial penalty and any adverse impact on our brand and reputation.

We work closely with our suppliers to ensure that the goods and services that we buy are made, delivered and disposed of in a socially and environmentally responsible manner.

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REPORT OF THE DIRECTORS

BUSINESS

Our business is built around our customers – serving their needs and delivering value to them.

HOW WE ARE ORGANISED

We have four customer-facing Iines of business: BT Global Services, BT Retail, BT Wholesale and Openreach. They are supported by our internal service unit, BT Technology, Service & Operations.

BT GLOBAL SERVICES

We are a global leader in managed networked IT services. We work for around 7,000 large corporate and public sector customers in more than 170 countries worldwide. Our corporate customers operate in a wide range of sectors including banking and financial services, manufacturing, logistics, pharmaceuticals, and consumer packaged goods.

Our customers benefit from our global reach and our ability to deliver services locally in the countries they are in. They also gain from our ability to tailor products and services to their industry. During the year we increased the number of industries we focus on to include global systems integrators, logistics and mining, oil & gas.

The UK is our largest region by revenue. We have a large base of customers in the corporate sector and serve public sector bodies such as central government and local councils.

In continental Europe, we run large businesses in key countries such as Belgium, France, Germany, Italy, the Netherlands and Spain. Current Analysis ranked us second in the German market for pan-European and global IP and data services.a In Italy, we are the main country-wide operator exclusively focused on business-to-business services.b In Spain, the telecoms regulator ranked BT as the leading alternative to the incumbent operator in the enterprise data market.c We also support customers in Central and Eastern Europe, the Nordics and Russia.

In the United States and Canada, we serve customers from offices in more than 25 key cities.

We have an increasing presence in the high-growth regions of Asia Pacific, Latin America, Turkey, the Middle East and Africa. We operate in 85 countries in these markets, helping multinationals expand into these regions and supporting local companies as they grow internationally. We continue to invest in these markets, hiring more people, improving our products and services and building network and IT infrastructure.

Products and services

We combine our products and services with industry expertise and consulting services. We have simplified our products – categorising them around what our customers need and making them more straightforward to buy and link together. Those categories are:

BT Assure – Security that protects

People and businesses are using more mobile devices, social media and cloud services. Together with the growth in cyber-attacks, this means that customers are prioritising security. We provide a range of security products and services including firewalls, web security, intrusion prevention and threat monitoring.

BT Compute – Services that adapt

Businesses want reliable but flexible IT platforms and services for their applications, data storage and security. We provide IT services in our worldwide data centres and deliver them over our global network.

[a]	Current Analysis, BT Germany: company assessment (August 2012), page 2.
[b]	AGCOM, Relazione annuale 2012: sull’attività svolta e sui programmi di lavoro (July 2012), page 98.
[c]	CMT, Industry Sector Report 2011 (June 2012), page 60.

BT Connect – Networks that think

Our network services connect our customers to their people, their own customers and to the world. We offer a range of IP, Ethernet and web-based network services. We deliver these in more than 170 countries over a range of access technologies including DSL, VPN and satellite.

BT Contact – Relationships that grow

We provide a range of contact centre services to help our customers build stronger relationships with their customers. Our services provide the option of using email, web chat, social media and the phone – either via automated systems or dedicated advisors. Our cloud solution gives customers more flexibility and control over their costs by allowing capacity to change in response to demand.

BT One – Communications that unify

Businesses communicate in a number of different ways – by phone, SMS, voicemail, instant messaging, email, videoconferencing and data-sharing solutions. They want these channels to be integrated and work together. Our collaboration services help customers simplify their communications and transform the way they interact with their customers, colleagues, partners and suppliers.

BT Advise – Knowledge that delivers

Our experts around the world provide consulting, integration and managed services to our customers. They help solve business problems. They have a range of specialisms, certifications and accreditations to make sure customers get the best out of our products and services.

Industry-specific solutions

As every industry has its unique needs and challenges, we provide a range of industry-specific solutions. For example, BT Radianz links financial institutions from around the world, giving them access to hundreds of critical applications. BT for Life Sciences R&D lets research scientists collaborate on a secure platform. BT Trace helps organisations manage increasingly complex global supply chains by giving them a single real-time view of their operations.

BT RETAIL

BT Retail has four customer-facing divisions: BT Consumer, BT Business, BT Ireland and BT Enterprises.

BT Consumer

We are the leading consumer voice and broadband provider in Great Britain and have a growing pay-TV service. We sell our services under the BT and Plusnet brands.

We help our BT-branded services stand out from the competition by offering a range of extra features. Plusnet provides voice and broadband services for more cost-conscious customers who value our highly-regarded customer service. We are a member of the YouView TV consortium and during the year secured a wide range of sports content to show on our BT Sport channels.

BT Business

We supply SMEs in Great Britain with fixed calls and lines, broadband, mobility and IT services as well as data and voice networks. We also have specialist arms within BT Business including:

•	BT iNet: A Cisco centre of excellence specialising in infrastructure, security and unified communications
•	BT Engage IT: A leading provider of business-to-business IT equipment and services
•	BT Business Direct: An online store providing IT, computing and networking equipment plus associated installation and support services.

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BT Ireland

In Northern Ireland, we are the leading communications services provider for consumers, SMEs and the public sector. We run the copper access network and our fibre rollout has reached over 90% coverage, making Northern Ireland one of the best connected regions in Europe.

In the Republic of Ireland, we serve corporate and public sector customers and are one of the country’s largest providers of wholesale network services.

BT Enterprises

BT Enterprises consists of seven separate divisions, with each one operating as a standalone business. BT Fleet was moved into BT Enterprises in April 2013.

•	BT Conferencing: Audio, video and webconferencing and collaboration services for business customers in the UK and around the world
•	BT Directories: Directory Enquiries (118500), operator and emergency services. Marketing services including The Phone Book, website design and web-based promotion (to help customers advertise online)
•	BT Expedite & Fresca: Services for the retail sector including store point of sale systems, back-office applications like merchandising and sales analytics, and software and platforms for web commerce
•	BT Redcare: Fire and intruder alarm signalling services, CCTV and surveillance networks, and control room services. Mobile-to-mobile services for vending machines, cash machines and payment terminals, taxis and fleet management
•	BT Payphones: Public payphones and managed prison, card and private payphones
•	BT Wi-fi: More than five million UK hotspots offering broadband on the move to consumers and small businesses and to wholesale customers like mobile network operators
•	BT Tikit: IT products and services for legal and accountancy firms.

Products and services for Consumers

We mainly sell three things to consumers: fixed-voice, broadband and TV. To win and keep customers we must offer all three in flexible bundles. We offer a wide choice of good-value packages that encourage customers to take extra services. Most of our sales are through our call centres or online, with some through our customer service team.

Voice services

We provide customers with fixed lines and a choice of calling plans, including unlimited options for evening, weekend and peak-time calling. All our plans include features such as call waiting and free calls to 0845/0870 numbers.

We offer different ways to pay. Line Rental Saver gives a large discount on line rental to customers who pay for a year upfront.

We offer BT Basic, a simple, low-cost phone service for people on low incomes. We are the only company to offer such a service.

This year we launched the SmartTalk app. Customers can use it to make calls on their smartphones over wi-fi (in the UK and abroad) which are billed as part of their home calling plan.

We also launched a new phone which lets customers reduce nuisance calls by allowing them to block international, withheld, or specific numbers.

Broadband

BT Broadband is our standard service delivered over copper lines. BT Infinity is fibre-based using FTTC and FTTP technology. BT Broadband and BT Infinity come in a range of options with different usage limits and bundles of call plans. They also include our free BT Home Hub, free BT Cloud online storage, BT NetProtect Plus security software and free access to our wi-fi hotspots.

TV services

We have two on-demand subscription packages: TV Essential and TV Unlimited. Customers can also get linear channels and extra features depending on which set-top box they choose and whether or not they have BT Infinity.

We started offering customers our YouView set-top box in October 2012. It gives them standard definition (SD) and HD Freeview channels and the ability to pause, record and rewind live TV and on-demand content. YouView’s programme guide scrolls back seven days to give customers easy access to catch-up TV from BBC iPlayer, ITV Player, 4oD and Demand 5. Customers with our Vision 2.0 set-top box get advanced search and recommendation facilities in addition to the same basic features.

BT Infinity customers with a Vision 2.0 set-top box can buy our Extra TV service, giving them 18 extra SD channels and four HD channels, including popular channels such as National Geographic and Comedy Central. We will be bringing these channels to YouView boxes in the summer.

Products and services for UK SMEs

We sell fixed-voice, broadband, networking, IT and mobility products and services. These range from simple standalone products to managed services and complex customised solutions. Our bigger customers buy from us through desk-based and field-based account managers. Smaller customers use four channels: call centres; 40 Local Businesses partners (not part of BT but exclusively selling our products and services); non-exclusive relationships with indirect partners; and bt.com.

Voice services

Our fixed-voice services range from standard calls and lines to fully-managed office phone systems and contact centre solutions. As well as traditional voice, we are increasingly selling VoIP services.

Broadband and internet

We provide a range of internet access options including BT Business Broadband over copper, BT Infinity for business (over FTTC and FTTP) and BTnet dedicated internet access. We also sell email, hosted Microsoft collaboration services and web-hosting.

Networking services

Our voice and data networking services support customers who need to connect different sites. We design, install and manage leased lines, Ethernet services, IP virtual private network (IPVPN) services, SIP trunking, structured cabling and local area networking solutions.

IT services

We offer IT services through five businesses.

BT iNet and BT Engage IT sell cloud and data centre services, unified communications, security solutions, end-user support services, hardware, software and consultancy services. They partner with most leading vendors – companies like Cisco, Microsoft, Citrix, HP, EMC, VMware, Oracle NetApp, Apple and Symantec. BT Business Direct sells hardware and software from a wide range of suppliers. BT Expedite & Fresca specialises in the retail sector. BT Tikit combines its specialist legal and accountancy software products with the best technologies from multiple partners to give customers a fully-integrated solution, supported by a single supplier.

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Mobility

We sell mobile voice and broadband data services through a mobile virtual network operator (MVNO) agreement with Vodafone. Our 4G mobile spectrum licence will help us build on our existing proposition and offer an even better range of mobile services.

BT WHOLESALE

BT Wholesale sells voice, broadband and data communications products to fixed and mobile network operators (MNOs), internet service providers (ISPs) and telecoms resellers in Great Britain. Our managed network services combine BT products with third-party components and our own professional services, which include network solution design, field services, network migration, programme management and risk management. We also offer industry-specific services to media companies and broadcasters.

Products and services

Wholesale broadband

CPs buy wholesale fibre and copper broadband services from us. Our WBC portfolio includes three FTTC options, eight FTTP options and our ADSL2+ copper broadband service.

The rollout of ADSL2+ and fibre broadband is well advanced in the UK. This means that from autumn 2013 we will be retiring our legacy wholesale broadband services within the WBC footprint. We are working closely with CPs to help them migrate their customers smoothly.

Wholesale Ethernet

We design high-bandwidth Ethernet services to help CPs extend their networks and give their own customers high-quality services. With speeds of 2Mbps to 10Gbps, we have the widest range of Ethernet access options on offer.

Partial private circuits

We are a major provider of partial private data circuits which enable our customers to complete their own networks and help them extend the reach of their services.

Voice services

We offer managed voice solutions for CPs who do not want to invest in their own PSTN or IP voice networks. Our Wholesale Calls product is an end-to-end PSTN voice service and in 2013/14 we will be launching new IP hosted communications services including SIP trunking, IP Centrex and hosted contact centre solutions.

IP Exchange (IPX)

We offer voice interconnect services so that a phone call will reach its destination at an agreed level of quality. The migration of voice calls to IP requires new interconnect arrangements which are made simple by IPX. It enables fixed and mobile operators with differing VoIP networks to connect VoIP-to-VoIP and VoIP-to-traditional voice calls by seamlessly translating them in an electronic clearing house – and it supports emerging services such as HD Voice.

We sell IPX through BT Wholesale in Great Britain and internationally through BT Global Services.

Transit

We route voice services between CPs across our network, both in the UK and internationally, but this is a low-margin product with declining demand.

Managed Network Services (MNS)

Our managed network services give CPs access to our expertise and economies of scale and help them reduce their operational and future capital spending.

We design, build, manage and transform networks for them, while our white-label managed services help them offer products like voice and broadband without the need to make large investments. Our solutions can be either dedicated to one customer or shared amongst several. We can offer a complete service, from accepting and processing new orders through to customer service and billing the end-user.

Media and broadcast services

Our global media network links all the main locations around the world where producers create or distribute broadcast content. We have a number of strategic alliances which extend our portfolio and customer reach. In the UK, digital terrestrial TV delivery is underpinned by our media-specific MPLS network and we deliver TV outside broadcast services over our network connecting 155 sports and news locations.

In addition, BT Agilemedia offers high-quality solutions to enable mass viewer participation in TV voting and competitions.

OPENREACH

At Openreach we want to improve access to broadband across Britain. We believe this will support economic growth.

We are responsible for providing services over the local loop (sometimes known as the local access network and the last mile). This is made up of the copper and fibre connections between our exchanges, and homes and businesses. We are in charge of BT’s fibre broadband rollout. We also offer backhaul products to connect exchanges to CPs’ networks.

BT’s Undertakings (more on page 20) commit us to selling our main products and services to all CPs openly and equally and on the same terms as we do to our own lines of business. To make this work properly, Openreach’s operational, engineering and systems capabilities are separate from those of the rest of BT. Around 96% of Openreach revenue is subject to this regulation.

Products and services

Openreach sells three main products: fibre broadband, copper-based services and Ethernet.

Fibre broadband

This is either FTTC, which offers speeds of up to 80Mbps, or FTTP, which offers faster speeds of up to 330Mbps when fibre is connected all the way to the customer premises.

In April 2013 we launched FTTP-on-Demand, which will initially be available within a subset of the FTTC footprint. It will let end-users in FTTC areas get a FTTP connection if they need one – we think SMEs will be especially interested in the faster speeds.

With our Fibre Voice Access product, CPs can offer voice services over fibre which offer similar functionality to copper voice services.

Our fibre broadband network can also carry broadcast Internet Protocol television (IPTV) services. We have launched a multicast capability which cuts the costs of delivering broadcast TV over our network and means CPs (generally triple play providers) can prioritise broadcast TV over other web traffic.

Passive Infrastructure Access (PIA)

PIA products allow CPs to rent space in Openreach’s ducts or on telegraph poles. CPs can use this space for their own fibre instead of buying fibre-based broadband from us.

Wholesale Line Rental (WLR)

WLR lets CPs offer own-branded phone services (with their own pricing and billing) using our equipment and network. They pay to use the copper line between our exchanges and customer premises but can avoid investing in extra network equipment or infrastructure.

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Local Loop Unbundling (LLU)

LLU allows CPs to offer DSL-broadband services by installing their own equipment in our exchanges and renting the copper line. CPs can use our shared metallic path facility (SMPF) product to offer broadband over a WLR line or our metallic path facility (MPF) product to offer both phone and broadband services using their own equipment.

Ethernet

Our Ethernet products offer dedicated, symmetric, fibre-connectivity. CPs use them in their own networks and to provide high-quality, high-bandwidth services to businesses and the public sector.

BT TECHNOLOGY, SERVICE & OPERATIONS

During the year we brought together BT Innovate & Design and BT Operate, our two internal service units, to form BT Technology, Service & Operations (BT TSO). There were around 17,000 people in BT TSO at 31 March 2013, supporting our customer-facing lines of business.

We created it to simplify the way we work, help us further transform our cost base and speed up and improve delivery to BT customers. It is a simpler organisation with more efficient processes and fewer hand-offs. This means our design and development teams can react more quickly to operational changes and events.

Products and services

BT TSO is responsible for the whole lifecycle of our global networks and systems – from innovation, design, test and build through to operational management. We manage BT’s voice, data and TV networks and IT applications which make up the core infrastructure for BT’s products and services. Our people also design and deliver the networks and platforms which are used by our customer-facing lines of business, and the large-scale global managed network services which are sold to customers in the UK and internationally.

We manage and deliver BT’s long-term technology strategy and research and innovation programmes, including managing BT’s worldwide patent portfolio (see page 8).

We are also responsible for managing the group’s energy consumption and for putting strategies in place to cut our future carbon footprint.

Reducing our energy use

In the UK, we spent £274m on energy this year. Even though business volumes have increased, we have achieved our fourth consecutive year of worldwide energy reduction, using 3.3% less energy this year against our target of 1.5%. The energy saving programmes we ran in 2012/13 are expected to generate £33m in annualised cost benefits.

Climate stabilising intensity

We track how we are doing on climate change with a climate stabilising intensity performance indicator.

We want to cut BT’s CO2e intensity by 80% by December 2020 (compared with 1996/97). This year we achieved a 77% cumulative reduction.

Security

Our physical and cyber security operations were previously managed by BT Operate. We now manage these through a separate security enterprise, BT Security, which is supported by BT TSO engineers. This business is in charge of protecting our own and customers’ data and assets. We believe that it differentiates the services we can offer and will help us win in the market.

OUR CUSTOMERS AND MARKETS

We serve a number of different types of customers in the UK and around the world. In this section we explain who our customers are and the trends we see in the markets where we operate.

UK consumers

We serve UK consumers through BT Consumer and BT Ireland (both parts of BT Retail).

There are around 26m households in the UK and our consumer products and services can reach almost all of them.

The market for fixed calls and lines, broadband and TV is very competitive. There are around 114 companies offering voice and/or broadband services. The market has concentrated over the last few years with several strong players emerging. The four largest providers are BT, Virgin Media, Sky and TalkTalk.

Fixed calls and lines

Around 22m, or 84% of homes in the UK have a fixed phone line. That proportion has stayed steady for the past three years. Around 15% of UK homes only have a mobile phone with around 1% having no phone at all.

There were 24.4m home phone lines in the UK as at December 2012 (including some homes which have more than one phone line and some SMEs who buy consumer services). That is up 2% compared with last year. An overall rise in the total number of homes in the UK – coupled with more demand for fixed broadband connections – played a part in that growth.

At 31 March 2013 we had a total of 10.2m consumer fixed lines in the UK, with around 9.8m active voice lines (where a customer buys calls from us as well as paying for the line).

We have the largest share of fixed lines to homes in the UK at 42%, compared with 47% last year. Our share has been declining over the last few years as competitors have taken advantage of the favourable regulatory regime in the UK.

The number of minutes spent on calls from fixed lines has been falling for some time. Customers are increasingly using mobiles, email, social networking and other kinds of communication instead. Our total call volumes declined 9% in the year, compared with an 11% decline last year.

Broadband

The UK has one of the highest levels of broadband availability in Europe. Almost all homes can get a fixed broadband connection and around three-quarters do so.

The UK also compares favourably on broadband pricing. Ofcom research ranks the UK the seventh cheapest out of 25 European countries for standalone broadband and sixth cheapest out of 23 countries for broadband and voice bundles.

At 31 March 2013 there were around 21.9m DSL, fibre and cable broadband connections to homes and businesses in the UK, up by 5% over last year.

Fibre penetration has grown significantly during the year. There are more connected devices and people are using more bandwidth-intensive applications such as watching video, streaming music and playing online games. More than half of households now own web-connected games consoles, over 40% of individuals connect their TV to the internet, and 15% of households own a tablet device.

According to Ofcom research, the average broadband download speed for the UK was 12.0Mbps in November 2012. That is up from 7.6Mbps a year earlier. Plusnet was ranked highest for average download speeds over copper. BT Infinity offers the most consistent speeds over a 24-hour period, with the lowest network congestion at peak times, and the fastest upload speeds in the country.

We have around 6.7m retail broadband customers (including business customers). We are the UK’s biggest broadband provider

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with a 31% share of the total broadband market at 31 March 2013. Excluding cable, we have a 38% share. As with fixed calls and lines, Sky, Virgin Media and TalkTalk are the other big players. Mobile operator O2 left the fixed broadband market during the year.

We now have around 1.3m retail fibre broadband customers representing 19% of our retail broadband customer base.

TV services

Broadcast TV is currently the most common way for people to watch television. There are three main platforms – satellite, cable and digital terrestrial.

But broadband is revolutionising the way people watch, especially with interactivity and on-demand TV. The public sector broadcasters offer free on-demand content services such as BBC iPlayer, ITVPlayer, 4oD and Demand 5. All the UK’s main pay-TV providers also offer on-demand services. These are either free as part of a monthly subscription for broadcast channels, covered by an extra subscription or are on a pay-per-view basis.

There are other subscription-based providers such as Netflix and LOVEFiLM and pay-per-view providers such as Blinkbox. These ‘over-the-top’ providers stream content over the web without owning any of the distribution infrastructure.

There are 14.8m UK pay-TV subscribers, making up 54% of TV households. The rest typically receive free digital terrestrial channels via Freeview or Freesat.

Sky has the largest market share of pay-TV subscriptions at 66%. We have a 5% share. During the year we grew our TV customer base by 15% compared with 1% for Sky and 0% for Virgin Media.

UK SMEs

We serve the UK SME market through BT Business and BT Ireland, which both sit within BT Retail. We also deliver specialist services to SMEs (as well as larger corporates) through BT Conferencing, BT Expedite & Fresca, and other divisions in BT Enterprises.

There are an estimated 4.8m UK SMEs, from sole traders to businesses with up to 1,000 people. Their communications and IT needs vary widely, depending on factors such as size, number of sites, industry and maturity.

At the smaller end of the market, customers’ needs are simple and they sometimes buy services from consumer-orientated providers. Larger customers have more complex needs, typically buying a range of voice, data, IT and mobile services.

We have around 1m SME customers in the UK. Small businesses with fewer than 50 people make up more than 90% of these.

The SME market for fixed and mobile communications and IT services in Great Britain is fragmented and highly competitive. It is worth around £30bn of which we have a 7% share.

Fixed calls and lines

The SME market for fixed-voice is declining, with call volumes falling due to substitution by mobile, email and VoIP.

There are 8.8m business lines in the UK – many SMEs take more than one line. We have a 47% market share of business lines, down two percentage points in the year. Our share of access and calls revenue was flat in the year. We compete against more than 300 resellers and fixed network operators. Daisy, TalkTalk, Virgin Media, XLN, Alternative Networks, Cable & Wireless Worldwide (now owned by Vodafone), Colt Group and KCOM Group are our main competitors.

IT services

The IT services market stayed broadly flat this year. There has been more interest in both cloud-based services (like managed hosting of IT applications and data) and unified communications services, which give businesses better flexibility over their costs. Our biggest competitors in IT services are SCC, Computacenter, Phoenix IT, Kelway, Dimension Data and Logicalis.

Mobile

Revenue in the UK mobile market has fallen, impacted by mobile termination rate reductions and price erosion. Call volumes have fallen slightly but data volumes are increasing strongly due to the growth in smartphones and tablets. We have focused on a few specific mobile opportunities. We have a small market share but our subscriber base is growing. The main operators in the UK mobile market are Vodafone, O2 and EE.

Conferencing

Demand for conferencing services is growing, particularly as companies seek to reduce their travel costs. We sell conferencing services both in the UK and overseas. The global audio conferencing market has continued to expand, with volume growth more than offsetting declining prices. In video conferencing, growth is particularly strong in the personal (desktop) market.

Large corporate and public sector customers

Large corporate and public sector customers are served by BT Global Services. They are our biggest segment by external revenue.

Gartner, a leading information technology research and advisory company, estimates that the global business ICT market is worth around £647bn.

The market consists of a wide range of products and services. Suppliers range from large network-based vendors like us through to niche technology players. Vendors specialise in different services such as systems integration, software development, IT hardware and telecoms solutions.

Gartner expects the global business ICT market to grow at a compound annual growth rate of 3.1% over the next three years.

Demand for network-based services, such as data, mobility, social networking, cloud and security is driving that growth as businesses seek to tap into key technology trends and global opportunities. Demand for more traditional services is declining as customers switch to newer technologies.

Gartner expects the market to grow in all the regions we operate in – albeit at different rates. Continental Europe is expected to experience the lowest rate of growth at 2.0% a year over the next three years. In contrast, Asia Pacific, Latin America, Turkey, the Middle East and Africa should grow at 3.3% a year.

In the global business ICT market, we are focused on delivering major managed networked IT services securely, efficiently and globally.

According to ISG Research, BT has the highest standalone managed network services (MNS) market share globally, is the only provider with double-digit share for standalone MNS services in each of the three major regions (Americas, Asia Pacific and EMEA), and is the standalone MNS market share leader in EMEA.

We experienced tough conditions in Europe and the financial services sector during the year. But we are increasing our market share in the high-growth regions.

The public sector generated 26% of our revenue. In the UK we are one of the Government’s largest suppliers of networked IT services - as a whole, they are our biggest customer. Except as described on page 20, we have a normal customer and supplier relationship with them. Of our corporate customers, financial institutions are our largest customer segment, generating 19% of our revenue in the year. We also supply a range of services to other telecoms companies.

We serve:

•	94% of the FTSE 100 companies
•	74% of the Fortune 500 companies
•	100% of Interbrand’s top 50 annual ranking of the world’s most valuable brands
•	the world’s top stock exchanges, leading broker-dealers and biggest banks

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•	national and local government organisations and other public sector bodies in 26 countries around the world.

As well as pursuing new customers, we aim to grow our share of existing customers’ spending through increasing the number of products and services we sell to them.

Wholesale customers

We serve the wholesale telecoms customer segment in Great Britain through Openreach and BT Wholesale. In Northern Ireland and the Republic of Ireland, we serve wholesale customers through BT Ireland. Everywhere else in the world, we serve the wholesale market through the wholesale arm of BT Global Services.

Openreach sells local loop and backhaul services to around 500 CPs – the largest being Sky, TalkTalk and BT lines of business.

BT Wholesale works with more than 1,400 CPs, including all the big fixed and mobile operators, ISPs and broadcasters. We manage and support the network and services needs of many UK operators including EE, KCOM Group, MBNL, O2, Virgin Media and Vodafone. Our biggest competitors are Cable & Wireless Worldwide, Colt Group, TalkTalk and Virgin Media, as well as Ericsson for managed services.

Outside the UK, we offer wholesale telecoms services to more than 1,200 CPs around the world. We compete with the wholesale divisions of local incumbents, alternative network operators and global wholesale telecoms companies like BICS and Level 3.

We are Europe’s largest telecoms services wholesaler by revenue, with a market share of 17% by revenue.a

REGULATION

Communications services are vital in a modern world. This means the industry sometimes needs to be controlled and monitored. In nearly all our markets, these services are subject to regulation by governmental and non-governmental bodies. In this section we explain here some of the recent and upcoming decisions taken by regulators and how they affect us.

European Union (EU) regulation

In EU countries, electronic communications services are governed by a number of European directives and regulations. These create a Europe-wide framework covering services including fixed and mobile voice, broadband, cable and satellite TV.

Different countries have implemented the existing directives in different ways. The directives include rules covering access and interconnection, universal service obligations, and how often national regulators should review markets for significant market power (SMP). They also cover how regulators set price controls. They require regulators to consult with the European Commission (EC) on any price control decisions before they are finalised to make sure they are consistent with the European regulations.

During 2013/14 the EC is expected to issue guidance on regulating next generation fibre access networks. We expect this to align the rest of Europe more closely with the existing UK approach. The EC is also expected to review the scope of the relevant market segments covered by telecoms regulation.

UK Regulation

The telecoms industry is regulated through various European directives, the Communications Act 2003 (the Communications Act) and Ofcom (the UK’s independent regulator) as well as other regulations and recommendations.

[a]	Source: Ovum, December 2012 (based on 2011 data).

The Communications Act

The Communications Act gives Ofcom legal powers and sets out the legal requirements for how electronic communications services should be regulated in the UK. It includes the conditions imposed by the European directives. The Government is currently reviewing our sector’s regulatory regime, with a new framework planned for 2015. The review is looking into how to encourage growth and innovation and how to remove unnecessary regulation.

Ofcom

Ofcom is the independent regulator and competition authority for the whole UK communications market. Its main duties are:

•	to further the interests of citizens in relation to communications matters
•	to further the interests of consumers in relevant markets, where appropriate by promoting competition.

Under the powers of the Communications Act, Ofcom sets conditions that CPs must comply with and can issue directions under these conditions. Some conditions, known as General Conditions, apply to all CPs. Others apply to certain individual companies that Ofcom has decided are universal service providers or have SMP in a particular market. Anyone can appeal against Ofcom’s decisions through a number of routes, including to the Competition Appeal Tribunal (CAT) or to the High Court.

The General Conditions that apply to all CPs are mainly about protecting consumers’ general access and interconnection, planning for emergencies, providing information to Ofcom, and allocating and transferring phone numbers.

We are the designated universal service provider for the UK (except for the Hull area where it is KCOM Group) and so we have certain universal service obligations. This is an important responsibility and we take it seriously. Our main obligation is to make sure that basic fixed line services are available at an affordable price to all consumers in the UK. We are also obliged to provide public payphones.

The European directives require Ofcom to review relevant communications markets regularly, usually every three years, and to decide whether any CP has SMP in those markets. If Ofcom decides that a CP has SMP, it could put controls in place, typically on the prices which the CP can charge. Ofcom will generally try to set charges that are reasonably based on costs and an appropriate return on the capital invested.

Impact of regulation

There are a number of regulatory decisions and outcomes of appeals that affected us during the year and will impact us in the future.

•	Ofcom finished its review of the business connectivity markets, which cover products such as Ethernet and private circuits. It renewed price controls for another three years. The main changes were an increase in the size of the deregulated London area and deregulation of long distance wholesale private circuits and some retail leased lines. We also now have SMP in high bandwidth Ethernet services outside the deregulated London area which will be subject to a charge control. We expect the charge controls to have a net negative year on year impact of around £50m-£100m on group revenue and EBITDA in 2013/14 with a further similar impact in 2014/15.
•	In December 2012 Ofcom issued its final determinations on disputes over historic Ethernet pricing. Ofcom concluded that between April 2006 and March 2011 the prices we set for certain Ethernet services were too high resulting in an overcharge of £151m over this period. We disagree with the determinations and have submitted an appeal to the CAT.

Report of the Directors – Business	British Telecommunications plc Annual Report & Form 20-F 2013	19

•	In July 2012 the Court of Appeal overturned the CAT’s favourable August 2011 decision in relation to wholesale ladder pricing. Ladder pricing links the amounts that BT charges mobile operators for mobile calls to 0800, 0845 and 0870 numbers terminating on our network to the retail price charged by mobile operators to their customers. We have been granted permission to appeal this decision to the Supreme Court and the hearing is expected in early 2014. In 2011/12 we recognised revenue of £56m and EBITDA of £29m from ladder pricing. We did not recognise any revenue or profit from ladder pricing this year. One-off charges of £85m against revenue and £58m against EBITDA have been recognised in the year relating to ladder pricing in the 2010/11 and 2011/12 years.
•	In March 2011 we lost an appeal to the CAT relating to Ofcom’s decision in a dispute over our charges to other CPs for trunk components of wholesale partial private circuits. In July 2012 the Court of Appeal issued its judgment on our appeal against the CAT’s decision. The appeal failed to set aside Ofcom’s determination or the CAT judgment, but provided helpful clarification of Ofcom’s powers.
•	Sky appealed in June 2010 against Ofcom’s decision to regulate Sky Sports 1 and 2. In August 2012 the CAT decided in Sky’s favour, and in April 2013 we received permission to appeal the CAT’s decision to the Court of Appeal.

The charge controls for WLR, LLU and ISDN30 products which became effective in April 2012 had a negative impact of around £120m on group revenue and EBITDA in the year. We expect a further impact of around £120m in 2013/14.

During 2013/14, Ofcom is expected to complete its reviews of:

•	the Fixed Access market (including WLR, LLU, GEA, ISDN 2 and ISDN 30 products)
•	the Wholesale Broadband Access market (including IPstream, Datastream and WBC)
•	the Wholesale narrowband market (comprising calls and interconnection services).

Where we are found to have SMP, Ofcom will carry out consultations on setting controls. These could change the prices we charge for these products.

Ofcom has recently opened a compliance investigation following a complaint which alleges that BT has acted anti-competitively, contrary to UK and EU law. The complaint alleges that BT has abused its dominant position, claiming that the margin between the prices BT Retail charges for some of its superfast broadband products, and the price paid to Openreach for the relevant network inputs, is insufficient to allow other CPs to compete profitably with BT Retail. Ofcom has stated that the initial information gathering phase of the investigation will take place during spring/summer 2013 which will inform consideration during autumn/winter 2013, of whether, and if so how, to proceed further with the investigation.

BT’s undertakings

In response to Ofcom’s 2005 strategic review of telecommunications, we put forward some legally binding undertakings under the Enterprise Act 2002. These Undertakings (which include the creation of Openreach) began in September 2005.

They aim to give clarity and certainty to the UK telecoms industry about the way we provide ‘upstream’ regulated products. This in turn supports effective and fair competition in related ‘downstream’ markets.

Most of the commitments in the Undertakings have been delivered, but we were unable to move a small percentage of certain customer records to separated computer systems by the target date of 31 December 2012. Ofcom has issued a Direction, which we have accepted, that gives us until 30 November 2013 to meet this commitment.

Our relationship with HM Government

We can be required by law to do certain things and provide certain services to government. For example, under the Communications Act, we (and others) can be required to provide or restore services during disasters. The Civil Contingencies Act 2004 also says that the Government can impose obligations on us (and others) at times of emergency or in connection with civil contingency planning. The Secretary of State can also require us to take certain actions in the interests of national security and international relations.

Overseas regulation

The degree of regulation in international markets varies widely. This can hinder our ability to compete. We are pressing incumbent operators and their national regulatory authorities around the world for fairer, cost-related wholesale access to their networks.

In particular we are working with the industry and the regulator in the US to encourage early completion of the regulator’s review of the Business Access market and to put remedies in place to address any dominance found.

20	British Telecommunications plc Annual Report & Form 20-F 2013	Report of the Directors – Business

REPORT OF THE DIRECTORS

PERFORMANCE

In this section we discuss the financial performance of the group and the operating and financial performance of our customer-facing lines of business.

We assess and explain the performance of the group using a variety of alternative performance measures. These include underlying revenue and operating costs excluding transit and adjusted and reported EBITDA. These are not defined under IFRS and are therefore termed non-GAAP measures. Each of these measures is defined and discussed in more detail on page 31.

We assess the performance of our customer-facing lines of business on an adjusted basis being before specific items which are not allocated to the customer-facing lines of business. A definition of specific items is set out on page 30 and specific items for this year and the two prior are disclosed in note 9 to the consolidated financial statements.

GROUP FINANCIAL PERFORMANCE

Overview

We operate in an environment characterised by changing customer expectations and developments in technology. The UK telecommunications sector is one of the most competitive markets in the world and there has been continued regulatory pressure to reduce the prices of some of our products. There has been an ongoing shift by customers towards interactive broadband, data and IP services as well as mobile. Fixed-line voice services, which have historically been high margin products, have been in decline. Large multinational customers want complex managed network services across their footprint and SMEs often want a single supplier for their communications needs.

We have responded to these external developments. Growing demand for broadband and data services has meant that we have been enhancing our product offering to meet future customer requirements. We make our networks and expertise available to other CPs, many of whom we compete with, to benefit from our economies of scale. We are also strengthening our position in the high-growth regions of the world. But the economic conditions and regulatory challenges have hampered our growth ambitions over recent years.

Our focus on improving customer service and efficiency has generated substantial cost savings, enabling us to grow our profits and cash flow despite the revenue pressures. We also started a group-wide restructuring programme in the second half of this year which will further improve our cost base and enhance customer service.

Our cost savings have allowed us to make strategically important investments for the future of BT, whether that be in rolling out our fibre broadband network, TV or in 4G spectrum. These are long-term investments which will help in achieving our aim to generate profitable revenue growth in the future.

Outlook

We expect a small decline in adjusted EBITDA compared with this year due to our upfront investment in BT Sport and a higher pension operating charge but expect improvements in 2014/15 and 2015/16.

Income statement

Summarised income statement

Year ended 31 March Before specific items	2013 £m	2012 £m	2011 £m

Revenue	18,253	19,307	20,076
Other operating income	392	387	373
Operating costs[a]	(12,460)	(13,626)	(14,568)

EBITDA	6,185	6,068	5,881
Depreciation and amortisation	(2,843)	(2,972)	(2,979)

Operating profit	3,342	3,096	2,902
Net finance expense	(392)	(391)	(598)
Associates and joint ventures	9	10	21

Profit before taxation	2,959	2,715	2,325
Taxation	(670)	(660)	(520)

Profit for the year	2,289	2,055	1,805

[a]	Excluding depreciation and amortisation.

Revenue

Underlying revenue excluding transit was down 3%, and showed an improved trend for the second half of the year compared with the first half.

The decline in underlying revenue excluding transit in the year reflects lower revenue from calls and lines, the tough conditions in Europe and the financial services sector and regulatory price reductions.

Calls and lines revenue was down 8% (2011/12: 9%). The continuing decline is due to customer switching from fixed-line calls to mobile, broadband, data and IP services.

These declines were partly offset by a 7% increase (2011/12: 7%) in broadband and convergence revenue. This was due to growth in our broadband base, particularly BT Infinity, and our Ethernet portfolio.

Adjusted revenue was down 5%, with transit revenue down by £293m (including mobile termination rate reductions of £187m), a £168m negative impact from foreign exchange movements and a £36m negative net impact from acquisitions and disposals. This compares with a 4% decline in 2011/12, principally due to a 9% reduction in calls and lines revenue and a 26% reduction in transit revenue.

A full breakdown of our revenue by major product and service category is provided in note 4 to the consolidated financial statements.

Operating costs

We reduced operating costs before depreciation and amortisation by £1,166m in the year by focusing on efficiency. In aggregate operating costs and capital expenditure (excluding purchases of telecommunications licences) have reduced by £4.7bn over the last four years despite greater investment in new areas of the business.

Underlying operating costs before depreciation and amortisation and excluding transit were down 6% (2011/12: 4%) reflecting the benefit of transforming our cost base and reduced cost of sales due to the decline in revenue. Our total operating costs before depreciation and amortisation and specific items were £12,460m, down 9% (2011/12: 6%). There are more details on our group-wide cost transformation programmes on page 2.

Report of the Directors – Performance	British Telecommunications plc Annual Report & Form 20-F 2013	21

Labour costs, both direct and indirect, make up the largest category within our cost base. Net labour costs decreased by 4% (2011/12: broadly flat) to £4,619m, as improved productivity and better systems and processes offset our investment programmes, the recruitment of around 1,600 engineers our investment programmes and the insourcing of around 4,000 jobs. Leaver costs were £58m (2011/12: £97m).

Payments to telecommunications operators (POLOs) were down 15% (2011/12: 16%) reflecting lower mobile termination rates and reduced transit and wholesale call volumes. We spent 4% less on property and energy (2011/12: 7% less) as we drove better space utilisation but lower energy usage was more than offset by higher energy prices. Network operating and IT costs were down 7% (2011/12: 11%) as we rationalise our networks and systems. Other operating costs, which include cost of sales, marketing and transport costs, decreased by 10% (2011/12: 3%) due to the decline in revenue and the benefit of our cost transformation programmes.

A detailed breakdown of our operating costs is set out in note 6 to the consolidated financial statements.

EBITDA

Adjusted EBITDA increased by 2% (2011/12: 3%) to £6,185m, reflecting further progress in transforming our cost base.

Underlying EBITDA, which excludes a £10m negative impact from foreign exchange movements and an £11m negative net impact from acquisitions and disposals, also increased by 2% (2011/12: 3%).

An analysis of EBITDA by line of business is set out in note 4 to the consolidated financial statements. Commentary on line of business results is provided in the line of business performance section on page 26.

Depreciation and amortisation

Depreciation and amortisation of £2,843m decreased by 4% (2011/12: flat). This is due to more efficient delivery of our capital investment programmes over the last four years.

Net finance expense

Net finance expense before specific items of £392m increased by £1m (2011/12: £207m decrease).

Year ended 31 March	2013 £m	2012 £m	2011 £m

Interest on borrowings	660	672	853
Capitalised interest	(5)	(9)	(6)
Fair value movements on derivatives	11	29	34

Total finance expense	666	692	881
Total finance income	(274)	(301)	(283)

Net finance expense	392	391	598

Interest on our borrowings decreased by £12m (2011/12: £181m). Although the weighted average interest rate on gross debt has reduced to 6.1% (2011/12: 7.3%), its effect was largely offset by an increase in our average gross debt to £10,599m (2011/12: £9,295m) due to the £2bn pension deficit payment in March 2012. Fair value movements on derivatives include £5m (2011/12: £16m, 2010/11: £28m) of swap restructuring costs on certain derivatives. They also include £6m (2011/12: £13m, 2010/11: £6m) of fair value movements on derivatives not in a designated hedge relationship.

Finance income decreased by £27m (2011/12: £18m increase) mainly due to lower average balances due from the parent and ultimate parent companies.

Dividends

A dividend of £1,400m was paid on 16 May 2012. The directors have declared a final dividend of £1,300m, which will be recognised as an appropriation of retained earnings in 2013/14.

Cash flow

Summarised cash flow statementa

Year ended 31 March	2013 £m	2012 £m	2011 £m

Cash generated from operating activities	5,359	3,960	4,779
Income taxes paid	(64)	(400)	(209)

Net cash inflow from operating activities	5,295	3,560	4,570

Cash flow from investing activities
Interest received	134	127	134
Disposals and acquisitions	222	15	64
Movement on non-current amounts owed by parent company	(125)	(119)	(105)
Movement on non-current amounts owed by ultimate parent company	(876)	(579)	(525)
Net movement on current financial assets	(19)	(516)	365
Capital expenditure	(2,438)	(2,560)	(2,630)
Purchases of telecommunications licences	(202)	–	–
Other	4	5	(11)

Cash flow from financing activities
Interest paid	(701)	(693)	(973)
Loans and borrowings	(727)	494	(2,111)
Other	33	258	120

Net increase (decrease) in cash and cash equivalents[a]	600	(8)	(1,102)

[a]	On a reported basis – after specific items.

22	British Telecommunications plc Annual Report & Form 20-F 2013	Report of the Directors – Performance

Growth in our profits and efficiencies in our capital expenditure programmes helped generate strong cash flows although these improvements were largely offset by working capital movements, some of which reflected the timing of contract-related receipts and supplier payments.

Disposals and acquisitions include proceeds of £270m relating to the sale of our remaining interest in Tech Mahindra which were partially offset by a net £54m outflow, including £10m cash acquired, in relation to our acquisition of Tikit Group plc.

The outflow from non-current amounts owed by the ultimate parent company mainly comprised the funding of the ultimate parent’s payment of equity dividends of £683m (2011/12: £590m, 2010/11: £543m) and share buyback programme of £302m (2011/12: £nil, 2010/11: £nil), partially offset by proceeds of the ultimate parent’s issue of treasury shares of £109m (2011/12: £21m, 2010/11: £8m).

Net cash outflow from specific items was £366m (2011/12: £204m, 2010/11: £212m) which principally comprised restructuring costs of £147m (2011/12: £120m, 2010/11: £165m), a £95m outflow following the regulatory decision on historic Ethernet pricing, cash payments of £67m from the ladder pricing decision relating to 2010/11 and 2011/12, and property rationalisation costs of £55m (2011/12: £68m, 2010/11: £47m).

Capital management and funding policy

The capital structure is managed by BT Group plc, the ultimate parent company of the group.

The objective of BT Group plc’s capital management and funding policy is to reduce net debt while investing in the business, supporting the pension fund and paying progressive dividends. To meet this objective BT Group plc may issue or repay debt, issue new shares, repurchase shares or adjust the amount of dividends they pay to shareholders.

BT Group plc manages the capital structure based on economic conditions and the risk characteristics of the group. BT Group plc may also approve the company to issue or repay debt. The BT Group plc Board reviews the capital structure regularly. No changes were made to BT Group plc’s objectives and processes during 2012/13 or 2011/12.

Our general funding policy is to raise and invest funds centrally to meet anticipated requirements using a combination of capital market bond issuance, commercial paper borrowing, committed borrowing facilities and investments. These financial instruments will mature at different stages in order to meet short, medium and long-term requirements.

Details of our treasury management policies are included in note 24 to the consolidated financial statements.

The major source of our cash inflow for 2012/13, 2011/12 and 2010/11 was the cash generated from our operations. We also issued short-term commercial paper and raised long-term debt in the capital markets. These, as well as committed bank facilities of £1.5bn, are expected to remain the key sources of liquidity for the foreseeable future. The committed borrowing facility is available until March 2016; none of it has been drawn down at 31 March 2013.

Loans and other borrowings

Loans and other borrowings were £10,013m compared with £10,486m at 31 March 2012, a decrease of £473m.

In August 2012 the group repaid a 6.375% bank loan, with a principal of £300m. In January 2013 a 5.15% US$850m bond and a 5.25% €1,000m bond (£512m and £842m respectively after the impact of hedging) also matured and so were repaid.

Debt of £1.7bn is due for repayment during 2013/14 comprising term debt of £0.3bn, commercial paper of £0.8bn, other loans of £0.4bn and accrued interest of £0.2bn. A detailed breakdown of our loans and borrowings is given in note 22 to the consolidated financial statements.

Credit risk management

Credit exposures arising from financial instruments transacted by the treasury operation and from the group’s trading-related receivables are continually reviewed. We take proactive steps to ensure that the impact of adverse market conditions on these financial instruments is minimised. Management within the lines of business actively reviews exposures arising from trading balances. In managing investments and derivative financial instruments, the treasury operation monitors the credit quality across treasury counterparties and actively manages exposures which arise.

Taxation

The effective tax rate was 22.6% this year compared with 24.3% in 2011/12. This is close to the UK statutory rate of 24% (2011/12: 26%) and reflects the utilisation of tax losses and prior year adjustments.

This year we contributed £1.6bn of VAT (2011/12: £1.6bn) and £1.2bn of PAYE and NI (2011/12: £1.1bn) to the UK Exchequer, and we also contributed £0.4bn in our significant non-UK jurisdictions. This ranked us the eighth highest UK contributor, according to the Hundred Group Total Tax Contribution Survey for 2012.

Tax strategy

Our aim is to comply with relevant regulations. We try to structure our affairs in a tax efficient manner where this is a consequence of our operating activities and has underlying commercial substance, with the aim of supporting our capital or operational expenditure programmes and customer service initiatives. The BT Group plc Board sets the parameters which govern our approach and regularly reviews our tax strategy.

We operate in more than 170 countries and this comes with additional complexities in the taxation arena. The majority of our tax liabilities arise in the UK. In terms of our UK corporation tax position, all years up to 2010 are substantially agreed.

We have an open, honest and positive working relationship with HMRC and are committed to prompt full disclosure and transparency in all tax matters. We recognise that there may be areas of differing legal interpretations between ourselves and tax authorities. Where this occurs we will engage in proactive discussion to bring matters to as rapid a conclusion as possible.

Report of the Directors – Performance	British Telecommunications plc Annual Report & Form 20-F 2013	23

Tax expense

Our total tax expense before specific items was £670m (2011/12: £660m, 2010/11: £520m).

Our effective tax rate on profit before taxation and specific items is slightly lower than the UK statutory rate. As shown below, this is due to the utilisation of non-UK losses and the impact of prior year adjustments being in excess of normal disallowable costs as well as other tax adjustments.

Year ended 31 March	2013 £m	2012 £m	2011 £m

Profit before taxation and specific items	2,959	2,715	2,325

Tax at UK statutory rate of 24% (2011/12: 26%, 2010/11: 28%)	710	706	651
Non-UK losses utilised	(14)	(75)	(53)
Prior year adjustments	(57)	(74)	(36)
Non-deductible items	30	37	28
Other tax adjustments	1	66	(70)

Effective tax charge before specific items	670	660	520

Effective tax rate	22.6%	24.3%	22.4%

A reconciliation of reported profit before taxation to total tax expense is shown in note 10 to the consolidated financial statements.

The UK corporation tax rate changed from 26% to 24% on 1 April 2012 and from 24% to 23% on 1 April 2013. The Government has indicated that it intends to enact further reductions in the UK corporation tax rate to 21% to take effect from 1 April 2014 and to 20% from 1 April 2015. For 2013/14 we expect our effective tax rate to be around 23%.

Our UK corporation tax liabilities arising in the year were covered by a reallocation of overpayments made in prior years, following the tax deductible pension deficit payment made in March 2012 and the use of capital allowances that we had not previously claimed. We paid non-UK corporate income taxes of £63m (2011/12: £47m, 2010/11: £34m).

Tax losses

We have unrecognised tax losses of £21.4bn (2011/12: £21.2bn) of which £17.2bn are capital losses arising in the UK. More details are set out in note 10 to the consolidated financial statements.

The majority of the remaining losses of £4.2bn arose in our non-UK entities in prior periods. The timeframe in which we can use these losses to offset against future taxable profits, and our ability to do so, is determined by the locations of the subsidiaries in which the losses arose.

Capital expenditure

We are making significant investments in the future of our business. The efficiencies we have delivered in our capital programmes mean that our capital expenditure has reduced, even though we have accelerated our fibre rollout. We are doing more for less.

Our capital expenditure before purchases of telecommunications licences totalled £2,438m (2011/12: £2,594m, 2010/11: £2,590m).

Our capital expenditure this year reflects our continuing strategy to improve customer service and invest for the future of the business. Our investments included:

•	increasing the footprint of our fibre broadband network which now passes more than 15m homes and businesses, over half of UK premises
•	extending our WBC copper broadband network which now covers more than 90% of premises, with more than 5m active customers
•	providing additional capacity in support of our Ethernet portfolio for BT Wholesale and BT Global Services customers
•	migrating our customers onto next generation networks (both in the UK and overseas) while simplifying and decommissioning legacy platforms.

We also purchased a 4G licence in the UK for a cost of £202m. This will enable us to provide our business and consumer customers with an enhanced range of mobile broadband services, building on our existing strength in wi-fi.

Of the capital expenditure, £248m (2011/12: £235m) arose outside the UK. Capital expenditure contracted but not yet incurred totalled £355m at 31 March 2013 (2011/12: £433m).

Balance sheet

Summarised balance sheet

At 31 March	2013 £m	2012 £m	Movement £m

Property, plant & equipment, software and telecoms licences	15,934	16,121	(187)
Goodwill & other acquisition related intangible assets	1,485	1,402	83
Other non-current & current assets	20,585	20,987	(402)
Trade & other receivables	3,065	3,479	(414)
Investments, cash & cash equivalents	2,194	1,490	704
Loans & other borrowings	(10,013)	(10,486)	473
Trade & other payables	(5,561)	(6,015)	454
Other current & non-current liabilities	(1,859)	(1,787)	(72)
Provisions	(630)	(857)	227
Deferred tax liability	(1,209)	(1,100)	(109)
Pensions, net of deferred tax	(4,543)	(1,873)	(2,670)

Total equity	19,448	21,361	(1,913)

Our balance sheet primarily reflects the significant investments in infrastructure that are the foundations of our business and our capital management and funding strategy with which we underpin that investment.

The carrying value of property, plant & equipment, software and telecommunications licences reduced by £187m. This reflects the related depreciation and amortisation charge of £2,825m exceeding the capital expenditure of £2,438m and £202m for the purchase of telecommunications licences. Goodwill and other acquisition related intangible assets have increased by £83m mainly relating to the acquisition of Tikit Group plc.

24	British Telecommunications plc Annual Report & Form 20-F 2013	Report of the Directors – Performance

Other non-current and current assets decreased by £402m, principally reflecting a reduction in investments. Trade and other receivables and trade and other payables reduced by £414m and £454m, respectively, principally reflecting lower revenue and costs.

Investments, cash and cash equivalents and loans and other borrowings totalling £7,819m decreased by £1,177m.

Provisions reduced by £227m mainly due to the utilisation of regulatory provisions in the year. Pensions net of deferred tax increased by £2,670m to £4,543m, as explained in Pensions below.

Pensions

Overview

We provide retirement plans for employees. The largest of these plans is the BT Pension Scheme (BTPS), a defined benefit plan in the UK. Although closed to new members, the BTPS still has around 44,000 contributing members, 193,000 pensioners and 80,500 deferred members. The BT Retirement Saving Scheme (BTRSS) is the current arrangement for UK employees who joined the group after 1 April 2001. It has around 22,000 active members.

The BTPS and BTRSS are not controlled by the Board. The BTPS is managed by a separate and independent corporate trustee. The BTRSS is a contract-based, defined contribution arrangement provided by Standard Life under which members choose their own investments and receive benefits at retirement that are linked to the performance of those investments.

We maintain similar arrangements in most other countries with a focus on these being appropriate for the local market and culture.

More information on our pension arrangements and on funding and accounting valuations is given in note 18 to the consolidated financial statements. The funding of the BTPS is also discussed further under Our risks on page 11.

BTPS funding valuation and future funding obligations

The funding of our main defined benefit pension plan, the BTPS, is subject to legal agreement between BT and the Trustee of the BTPS which is determined at the conclusion of each triennial funding valuation. The most recent triennial funding valuation at 30 June 2011 and the associated recovery plan was agreed with the BTPS Trustee in May 2012.

Under this prudent funding basis, at 30 June 2011 the market value of the assets was £36.9bn and the funding deficit was £3.9bn. If the valuation had used our ‘median estimate’ approach, we estimate that the scheme had a surplus of £2.5bn at 30 June 2011. This approach reflects how investments might on average be expected to perform over time and the use of other assumptions with no allowance for prudence. The next funding valuation is due to be carried out as at 30 June 2014.

Under the recovery plan, we made deficit payments of £2.0bn in March 2012 and £325m in March 2013. The plan also includes payments of £325m in March 2014, followed by seven annual payments of £295m through to March 2021. Further details on the funding are included in note 18 of the consolidated financial statements. The next funding valuation is due to be carried out as at 30 June 2014.

IAS 19 accounting position

The accounting deficit has increased from £2.4bn gross to £5.9bn gross. The movements in the deficit are shown below.

Deficit £bn

At 1 April 2012	(2.4)
Income statement:
Current service cost	(0.2)
Interest expense on plan liabilities	(2.0)
Expected return on plan assets	2.0
Comprehensive income:
Actuarial gain on plan assets	2.5
Actuarial losses on plan liabilities	(6.3)
Cash:
Regular contributions	0.2
Deficit payment	0.3

At 31 March 2013	(5.9)

Deferred tax asset	1.4

At 31 March 2013 net of deferred tax	(4.5)

Actuarial gains on plan assets reflect the strong investment returns in the year of around 12%, which was more than double the expected return, and BTPS plan assets reached a record high of £41.3bn.

Actuarial losses on plan liabilities have arisen primarily as a result of a lower discount rate assumption, driven by low real corporate bond yields, partly reflecting the impact of quantitative easing and higher expectations for future inflation. As a result the real discount rate, relative to RPI, is exceptionally low at 0.87%.

The International Accounting Standards Board has published a revision to IAS 19 which will be mandatory in 2013/14. Details of this and its impact are set out on page 48 of the consolidated financial statements.

Other information

Contractual obligations and commitments

A summary of our principal contractual financial obligations and commitments at 31 March 2013 is shown below. Further details on the items can be found in the notes to the consolidated financial statements. Details of our financial commitments and contingent liabilities are included in note 28 to the consolidated financial statements.

		Payments due by period
£m	Total	Less than 1 year		Between 1 and 3 years	Between 3 and 5 years	More than 5 years

Loans and other borrowings[a]	9,633	1,729	[b]	2,483	1,905	3,516
Finance lease obligations	272	7		24	23	218
Operating lease obligations	7,182	412		760	723	5,287
Capital commitments	355	342		13	–	–
Programme rights commitments	888	279		558	51	–
Pension deficit obligations	2,390	325		590	590	885

Total	20,720	3,094		4,428	3,292	9,906

[a]	Excludes fair value adjustments for hedged risks.
[b]	Includes £236m of accrued interest due within less than one year.

At 31 March 2013, our cash, cash equivalents and current asset investments were £2,194m. We also have an unused committed borrowing facility amounting to £1.5bn. These resources and our future cash generation are expected to allow us to settle our obligations as they fall due.

Report of the Directors – Performance	British Telecommunications plc Annual Report & Form 20-F 2013	25

Off-balance sheet arrangements

Other than the financial commitments and contingent liabilities disclosed in note 28 to the consolidated financial statements, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources.

Legal proceedings

We do not believe that there is any single current court action that would have a material adverse effect on our financial position or operations. During 2012/13 the aggregate volume and value of legal actions to which we are party remained broadly the same as at the end of 2011/12.

LINE OF BUSINESS PERFORMANCE

BT Global Services

We further consolidated our position as a global leader in managed networked IT services. We have focused on improving customer service and made investments to extend our global capabilities. But we have more to do to improve our financial performance and have accelerated our cost transformation activities.

Operating performance

Our investments to support our customers and improve our services have resulted in contract wins around the world with an order intake of £6.3bn (2011/12: £6.7bn). This was lower than last year reflecting the tough conditions in Europe and the financial services sector.

Customer service delivery

We made improvements in customer service this year. Through our ‘Right First Time’ programme we have improved our ability to meet customer-agreed milestones for our complex contracts by 14%.

We gather feedback from our customers in lots of different ways: surveys; our global account management teams; and through events where we talk to our customers about our strategy and how they feel about working with us.

We use this feedback to identify further opportunities to improve our service and increase customer satisfaction. Customer experience and feedback are an important part of how we recognise and reward our people.

This year we:

•	rolled out better systems and industry standard processes
•	consolidated and invested in regional service centres to serve our global customers better
•	improved our customer portals to speed up and simplify online ordering
•	invested in customer experience dashboards to give account managers better insight
•	improved our proactive service diagnostics to help us anticipate and prevent customer service issues.

Our customers can use our products and services to reduce their impact on the environment. For example, we are helping Greater Manchester Police to reduce its carbon footprint through a flexible working solution that decreases the office space it requires.

We are also becoming a greener business ourselves. Our Frankfurt data centre is 60% more energy efficient than the average, thanks to intelligent climate control.

In all the societies where we do business, we try to make a positive difference. In Brazil, for example, we are helping Caixa Econômica Federal to bring banking services to people living in remote places.

Cost transformation

We reduced our net operating costs by 9%, reflecting the impact of lower revenue and our cost transformation programmes. We made savings in our network, procurement and processes.

•	Network: We have closed legacy platforms and migrated customers to new and improved services. We have reviewed end-to-end processes for managing overseas access circuits to lower cost of delivery. We are optimising our network, adding new points of presence in key locations to reduce third-party network costs.
•	Procurement: We have negotiated better commercial terms with many suppliers to cut contract delivery costs. We are working with suppliers to leverage best practice and improve pricing across some of our major contracts.
•	Processes: We are transforming our end-to-end customer service processes. By moving contract management back-office functions into shared service centres, we are boosting efficiency, cutting costs and improving customer service.

Investing for the future

We continued to invest in the high-growth regions. For example, we opened a GIPX hub in Singapore for the Asia Pacific region, a customer showcase in Argentina, and a data centre in Colombia.

We have further developed our industry-specific solutions. We added a new cloud platform for financial markets to our BT Radianz network, and connected new customers in Hong Kong, Moscow, Singapore and the UAE to the BT Radianz community. We introduced a new cloud solution to BT Trace, giving customers more insight into their supply chains in near real-time. In the UK, we became a leading supplier to the UK Government’s Public Services Network (PSN).

We have improved our core products and services, launching new features and upgrades. For example, we introduced BT Assure Analytics which shows security threats in real-time. Our new BT One Voice smartphone app cuts mobile costs for people who travel around the world. And our BT One Cloud Video now offers HD video conferencing with 25,000 points of access.

We have invested in our BT Advise team of consultants by launching the BT Advise Academy to make sure our training and accreditation is consistent across the world. We have brought in new tools, like QuickStarts and eValuators, which let our customers assess the opportunities and risks within their business and come up with network IT services strategies to address them.

London 2012 – the most connected Olympic and Paralympic Games ever

BT was the official communications services partner for London 2012. We connected 94 locations (including 34 competition venues) with a single communications network. Our London 2012 network carried every official photograph and sports report – and millions of calls, emails, texts and tweets.

It also carried all the broadcast pictures and video for every single sporting moment outside the Olympic Park. We provided 80,000 access points – connecting 16,500 telephones, 14,000 mobiles, 14,000 cable TV outlets and 1,500 wireless access points. To do all this, we had to install several thousand kilometres of internal cabling, the equivalent of more than 100 marathons.

Our single, integrated communications network was a first for a summer Games. We achieved a critical core network service availability of 99.999%. It was the best possible showcase on a global stage of our ability to manage and deliver large and complex projects.

26	British Telecommunications plc Annual Report & Form 20-F 2013	Report of the Directors – Performance

Financial performance

Year ended 31 March	2013 £m		2012 £m		2011 £m

Revenue	7,166		7,809		8,059
Underlying revenue excluding transit	(6%	)	(1%	)	(4%	)
Net operating costs[a]	6,540		7,182		7,466

EBITDA	626		627		593
Depreciation and amortisation	623		712		734

Operating profit (loss)	3		(85)		(141)

Capital expenditure	525		560		498
Operating cash flow	6		183		119

[a]	Net of other operating income.

Underlying revenue excluding transit decreased by 6% (2011/12: 1%) reflecting the tough conditions in Europe and the financial services sector. Revenue decreased by 8% (2011/12: 3%) including a £151m negative impact from foreign exchange movements, a £43m impact from disposals and a £16m decline in transit revenue.

Revenue from managed networked IT services decreased by 10% (2011/12: 1%). Whilst we increased our market share in Asia Pacific, Latin America, Turkey, the Middle East and Africa, this was more than offset by the impact of the tough European economic conditions, foreign exchange movements and disposals. Calls and lines revenue decreased by 10% (2011/12: 9%) reflecting the continued trend of customers migrating to alternative IP-based services. Transit revenue decreased by 7% (2011/12: 27%) largely due to the impact of mobile termination rate reductions in Europe.

Underlying net operating costs excluding transit costs decreased by 7% (2011/12: 1%) reflecting the impact of lower revenue and our cost transformation programmes. Net operating costs decreased by 9% (2011/12: 4%).

EBITDA was flat (2011/12: 6% increase) and increased by 4% (2011/12: 7%) excluding foreign exchange movements and disposals. Depreciation and amortisation decreased by 13% (2011/12: 3%) as a result of lower capital expenditure in recent years. Operating profit increased by £88m (2011/12: £56m) resulting in a positive operating profit for the first time in five years.

Capital expenditure decreased by 6% (2011/12: 12% increase). EBITDA less capital expenditure increased by £34m to £101m compared with a £28m decrease to £67m in 2011/12.

Operating cashflow was an inflow of £6m (2011/12: £183m, 2010/11: £119m). As expected this was lower than the prior year reflecting the phasing of working capital.

BT Retail

Despite the challenge of highly competitive markets, we have increased our profits for the eighth year running. By simplifying, standardising and automating our processes, we have cut costs. We have grown our broadband market share and our fibre customer base. We have made good progress on TV, launching YouView from BT and securing great content for BT Sport. BT Business improved its revenue trend with good growth in IT services.

Operating performance

BT Consumer

Consumers want to buy bundles of services. So to attract new customers and keep hold of existing ones, we have continued to focus on selling dual play (calls and broadband) and triple play (calls, broadband and TV) bundles.

Around 99% of our new broadband sales are now bundles and 82% of our retail broadband customers take a bundle of services.

The market is tough with some of our competitors offering big incentives to customers to switch to their products or services. We have therefore continued to lose consumer lines. Net active line losses have risen 4% but net total line losses have declined by 19%.

Our targeted promotions, seasonal deals and the improvement in our bundled propositions are helping us fight back. We have also launched new features like BT SmartTalk, BT Cloud and our new home phone with call blocking.

Plusnet performed well with good broadband and voice customer additions.

We won 424,000 net additional retail broadband customers. That represents 51% of the DSL and fibre broadband market net additions and takes our retail customer base to around 6.7m, up 7%. Our net additions declined compared with the prior year largely due to slower market growth.

We have made a big push to promote BT Infinity. We now have around 1.3m retail fibre customers, including business customers (31 March 2012: 0.5m). Overall, 19% of our broadband customers are now on fibre.

On top of encouraging people to take up broadband we have launched initiatives to help people use the web safely. We are running a pilot project in schools where BT volunteers offer parents practical advice on how to keep their families safe online.

We launched Vision 2.0, YouView from BT and Extra TV. We had 810,000 customers on our TV service at 31 March 2013, up 15%.

Our consumer ARPU has increased to £365 (2011/12: £343). This is largely driven by broadband sales – especially fibre.

BT Business

The decline in the fixed voice market continued to impact our calls and lines business. Despite this, net line losses have improved slightly with a decrease of 2% in the year.

Our call volumes have continued to decline due to the lower number of lines, but call minutes per line have declined much more slowly. Call revenue has been impacted by customers choosing our newer packages with attractive tariffs and buying prepaid call bundles.

Broadband performed well, boosted by strong sales of BT Infinity for business thanks to targeted advertising campaigns.

We have launched a range of new mobile handsets and tablets this year and continued to gain mobile subscribers.

In 2011/12 we decided to withdraw from low-margin IT hardware trade sales. This meant that in the first half of this year, our IT services revenue trend was impacted by lower hardware sales in BT Business Direct. However, good growth in BT iNet and BT Engage IT meant that IT services grew by 2% overall for the year, or 9% excluding low-margin IT hardware trade sales.

BT Engage IT launched BT Managed Compute – a fully-managed infrastructure-as-a-service cloud solution. It provides customers with a scalable, flexible path to migrate to cloud services. We won a deal with Anchor (a provider of housing and care for older people), our first big customer for this service.

BT iNet has focused on improving its most profitable areas. For example, we have invested in a Converged Infrastructure Practice to expand our data centre skills and capabilities.

BT Ireland

Despite the challenging economy, we have seen good growth in government and business contracts in the Republic of Ireland. We signed a wholesale deal to provide BSkyB with managed voice and broadband services to support their launch in the Republic of Ireland. We were also selected as the NI Direct strategic partner to develop and improve access to Northern Ireland government services.

Report of the Directors – Performance	British Telecommunications plc Annual Report & Form 20-F 2013	27

Our fibre rollout in Northern Ireland has reached over 90% coverage with 52% of our consumer broadband customers now taking fibre-based services.

BT Enterprises

For BT Conferencing, the US market has been particularly tough, but our expansion into Latin America and Asia Pacific has gone well. We have achieved major wins in all regions, including Reckitt Benckiser, Message Stick and a major international bank. We have signed a partnership with Dolby to develop new services using innovative technology that makes audio conference calls feel more like face-to-face meetings.

In June 2012 we combined all our wi-fi activities into one identity: BT Wi-fi. We have won a number of major deals, including contracts with Barclays bank and Game (a videogames retailer) for in-branch and in-store wi-fi. Wi-fi minutes trebled for the year and reached 4.7bn minutes in the fourth quarter and over 13bn minutes for the year.

BT Redcare grew its ATM machines communications business by 50%, thanks to a big contract with a major bank for 4,300 sites. We have invested in new fibre sensing technology, expanded our Fire and Security business in Northern Ireland and the Republic of Ireland, and launched broadband-based public CCTV.

The ‘Adopt a Kiosk’ programme in BT Payphones has helped us save on removal costs, as well as letting local communities use their much-loved red kiosk in a number of different ways.

In BT Expedite & Fresca, we have finished rolling out self-checkouts for WH Smith and a cloud-based store solution for Fat Face. We have also won an e-commerce contract with Claire’s, a new customer.

We are building a pipeline of propositions to integrate BT Tikit’s capabilities with our core portfolio.

Customer service delivery

The year started well with a good performance on customer service delivery in the first quarter. But this was followed by some of the wettest weather on record in the UK which affected our lead times on provisioning and repairs for much of the year.

We have invested in making things simpler for our customers. For example, streamlining our processes to save them time and cut down the number of times they need to deal with us. Our ‘Net Easy’ score (which tracks how easy it is for customers to get issues fixed), has increased by two percentage points.

We are helping customers to help themselves more – through improved capabilities on bt.com, a desktop help app and our automated self-help functions when they call us. We now handle 75% of all service contact over self-service channels.

Customer service in BT Business has improved further. Complaints are down 24%. We have achieved this by fixing things before customers get in touch and by focusing on getting things right first time.

We have also managed to cut cancelled orders by 35% and unnecessary visits to customers by 16,000.

The 75th anniversary of the 999 service has helped to showcase our long history of managing high-volume call centres. Of the 31m 999 calls received by BT operators each year, 98% are answered within five seconds.

Cost transformation

We made good progress on reducing our costs, benefiting from our actions last year, and from new ones this year.

Net operating costs decreased by 5% (2011/12: 6%) reflecting our cost transformation initiatives, partly offset by additional costs associated with the improved revenue trend, and our investment in BT Sport.

We have generated savings in each of our main divisions from these initiatives. We have redesigned processes to reduce labour and failure costs. We have renegotiated supplier contracts. We have also reduced the levels of bad debt.

Investing for the future

BT Retail’s biggest investments this year have been in TV.

We will launch our BT Sport channels in summer 2013. These will offer premium content at great value. In football, we have secured the broadcast rights to 38 live games in the Premier League – plus Italy’s Serie A, Ligue 1 in France, MLS in the US and Brasileiro in Brazil. We have won rights for Premiership rugby, and the Women’s Tennis Association and Moto GP.

We have agreed to buy ESPN’s UK and Ireland TV channels business (including the ESPN and ESPN America channels), with rights to the FA Cup, UEFA Europa League, Scottish Premier League and other live sports.

We have hired some of the UK’s top sports presenters – Jake Humphrey, Clare Balding, Lawrence Dallaglio and Rio Ferdinand – and we have secured our own prime production space in the former Olympic Park.

In the business market we have invested in building our conferencing service overseas, specialist IT services (like BT Tikit) and cloud services.

The 2.6GHz spectrum licence we acquired will enable us to provide businesses and consumers with enhanced 4G mobile broadband services, building on our existing strength in wi-fi.

Financial performance

Year ended 31 March	2013 £m	2012 £m	2011 £m

Revenue	7,228	7,393	7,700
Net operating costs[a]	5,293	5,563	5,916

EBITDA	1,935	1,830	1,784
Depreciation and amortisation	390	410	443

Operating profit	1,545	1,420	1,341

Capital expenditure	375	434	434
Operating cash flow	1,508	1,362	1,382

[a]	Net of other operating income.

Revenue decreased by 2% (2011/12: 4%) with declines in calls and lines partly offset by growth in IT services and broadband.

BT consumer revenue declined by 2% (2011/12: 5%). The reduced rate of decline was driven by growth in our broadband base, growth in Plusnet and a lower rate of decline in calls and lines revenue.

BT Business revenue declined by 3% (2011/12: 5%). The reduced rate of decline was due to growth in IT services and a slower decline in voice revenue.

BT Enterprises underlying revenue declined by 1% (2011/12: 1% increase). Growth in BT Expedite, BT Conferencing and BT Wi-fi were more than offset by declines in BT Directories, BT Payphones and BT Redcare.

BT Ireland underlying revenue increased by 4% (2011/12: flat) with growth in both Northern Ireland and the Republic of Ireland.

EBITDA increased by 6% (2011/12: 3%) and with depreciation and amortisation decreasing by 5% (2011/12: 7%) due to the lower level of capital expenditure in recent years, operating profit increased by 9% (2011/12: 6%).

28	British Telecommunications plc Annual Report & Form 20-F 2013	Report of the Directors – Performance

Capital expenditure was down 14% (2011/12: flat). Operating cash flow increased by 11% (2011/12: 1% decrease) reflecting the growth in EBITDA and lower capital expenditure.

BT Wholesale

Customers switching from wholesale broadband to LLU, the shift to IP services and regulation were our biggest challenges this year. Despite this, a combination of managed service re-signs and growth in Ethernet and IP Exchange drove an improved trend in underlying revenue excluding transit during the year. Hard work on costs delivered an improved EBITDA trend as well.

Operating performance

Our Mobile Ethernet Access Service (MEAS) is now available at around 15,000 mobile base station sites, an increase of around 2,000 in the year.

IP Exchange has more than 150 customers in the UK alone and is growing fast. BT Wholesale and BT Global Services together generated more than £100m of IP Exchange revenue this year. Total voice minutes reached 7.75bn, a 90% increase in the year.

We have also seen strong demand for Ethernet with the number of circuits installed growing by 63%.

During the year, we signed contracts with a total order value of over £2bn, more than double the intake of around £750m achieved in the prior year.

Customer service delivery

More reliable next generation broadband services led to a 9% reduction in broadband faults reported in the year. We are also better at fixing reported faults, with our diagnostic tools automatically fixing 79% in the fourth quarter of 2012/13, up from 67% in the same period of the prior year. This gave our advisors more time to focus on providing better customer service, for example by sorting out problems before they affected end-users. We also improved our broadband order handling, with our systems automatically processing half a million orders, and we achieved an 84% efficiency improvement in our Ethernet order handling.

We introduced a digital content exchange service in London and Manchester. Through our International Media Centre at the BT Tower, we broadcast the TV content for the London 2012 Olympic and Paralympic Games across the world.

Cost transformation

Net operating costs reduced by 11% (2011/12: 6%) or by 1% excluding transit costs (2011/12: 3% increase). This was achieved by reducing labour costs, which fell by 15% (2011/12: 8%), lower third-party costs and rationalising our networks. These reductions have been partially offset by higher cost of sales due to the change in product mix.

Investing for the future

This year we invested both in creating new products and services and in improving the resilience and footprint of our existing growth products. Our key investments included:

•	a new suite of hosted communications services for launch in 2013/14
•	new solutions based on small cell technology for mobile operators to boost their coverage
•	extending our national broadband, Ethernet and MEAS footprints
•	new management information and routing systems to support growth in international voice calls
•	a new online portal that will offer better tools for pricing, ordering and support.

We also invested in our customer service operations, to help cut costs and make it easier for customers to do business with us.

We will continue with this investment strategy in 2013/14.

Financial performance

Year ended 31 March	2013 £m		2012 £m		2011 £m

Revenue	3,588		3,923		4,201
Underlying revenue excluding transit	(2%	)	(2%	)	(3%	)
Net operating costs[a]	2,420		2,715		2,885

EBITDA	1,168		1,208		1,316
Depreciation and amortisation	593		604		619

Operating profit	575		604		697

Capital expenditure	233		336		329
Operating cash flow	896		800		911

[a]	Net of other operating income.

Underlying revenue excluding transit declined by 2% (2011/12: 2%), or by 1% excluding ladder pricingb, with growth in managed network services, Ethernet and IP Exchange offset by the ongoing migration of broadband lines to LLU and by declines in other traditional services.

Total revenue declined by 9% (2011/12: 7%), or 7% excluding ladder pricing, mainly due to a £277m (2011/12: £224m) reduction in transit revenue including mobile termination rate reductions of £132m and lower volumes. Revenue from MNS contracts continued to grow and accounted for 32% of external revenue in the year, up from 27% in the prior year.

EBITDA decreased by 3% (2011/12: 8%), or 1% excluding ladder pricing. Depreciation and amortisation reduced by 2% (2011/12: 2%) and operating profit declined by 5% (2011/12: 13%), but was flat (2011/12: 14% decrease) excluding ladder pricing.

Capital expenditure decreased by 31% (2011/12: 2% increase) primarily due to lower spend on Ethernet as a result of improvements in capacity management and lower spend on our WBC copper broadband product which is now in exchanges serving more than 90% of UK premises. Operating cash flow increased by 12% (2011/12: 12% decrease) principally due to the reduction in capital expenditure.

Openreach

We have now increased fibre broadband coverage to more than 15m premises and achieved 873,000 net connections in the year. Our physical line base grew by 54,000. But our service performance was not good enough, affected by the poor weather conditions.

Operating performance

We brought fibre broadband to a further 6.2m homes and businesses in the year, equivalent to around 120,000 per week.

Take-up is growing strongly, with more than 1.5m homes and businesses now connected.

We won 19 Broadband Delivery UK (BDUK) bids to deploy fibre broadband in areas outside our commercial fibre broadband footprint. In December 2012 we connected the first BDUK customers in North Yorkshire, less than six months after signing the contract.

There are 17.6m broadband users on our network, an increase of 834,000 in the year.

Demand for our Ethernet services continues to grow – the number of Ethernet circuits rose by 15%. This growth reflects higher demand for connections for CPs’ business customers as well as CPs requiring greater speeds and capacity within their own networks.

[b]	For more details on ladder pricing, see page 20.

Report of the Directors – Performance	British Telecommunications plc Annual Report & Form 20-F 2013	29

Lastly, despite the problems caused by the poor weather, we still managed to grow our physical line base by 54,000.

Customer service delivery

Our service delivery was strong in the first quarter but deteriorated for the next two quarters following some of the wettest weather on record. This meant we had to spend more time than expected on repair work. There were more faults to fix and it took longer to put them right. This additional work stopped us from delivering new services as quickly as we had planned.

To meet higher levels of demand and improve customer service, we recruited around 1,600 new engineers. We also made a big investment in the tools used by our engineers, making them more productive.

Thanks to these changes, we were able to carry out 8% more engineer visits in the second half of the year than in the second half of 2011/12. This meant that by February 2013, our provision lead times were back at the levels we have committed to.

Cost transformation

Net operating costs decreased by 3% (2011/12: 1% increase) despite the additional engineering resource we took on which increased our labour costs.

We achieved this reduction through efficiency improvements, for example in our back-office functions and call centres. We also improved the productivity of our field engineers by reducing the number of administrative tasks they have to do and by making better use of their time.

Investing for the future

On top of investing in our fibre broadband rollout we spent around £190m on our copper network to improve performance and enhance resilience.

We upgraded the IT systems that support our interactions with customers and our internal processes. We also added more hoists to our fleet to support heavy-duty engineering work.

Financial performance

Year ended 31 March	2013 £m	2012 £m	2011 £m

External revenue	1,747	1,623	1,504
Internal revenue	3,320	3,513	3,426

Revenue	5,067	5,136	4,930
Net operating costs[a]	2,753	2,837	2,798

EBITDA	2,314	2,299	2,132
Depreciation and amortisation	972	939	877

Operating profit	1,342	1,360	1,255

Capital expenditure	1,144	1,075	1,087
Operating cash flow	1,147	1,195	1,078

[a]	Net of other operating income.

External revenue increased by 8% (2011/12: 8%), while internal revenue decreased by 5% (2011/12: 3% increase), bringing total revenue down by 1% (2011/12: 4% increase).

The revenue decline was due to regulation-driven price changes, impacting revenue and EBITDA by around £180m, representing 4% of total revenue and 8% of total EBITDA. This was partially offset by revenue growth from Ethernet, LLU and fibre broadband.

EBITDA increased by 1% (2011/12: 8%), with the decline in revenue offset by a 3% reduction in net operating costs (2011/12: 1% increase).

Depreciation and amortisation increased by 4% (2011/12: 7%) reflecting the accelerated investment in fibre broadband, which also led to capital expenditure increasing by 6% (2011/12: 1% decrease). Operating profit decreased by 1% (2011/12: 8% increase).

Operating cash flow decreased by 4% (2011/12: 11% increase) primarily due to the higher capital expenditure and timing of debtor receipts.

ALTERNATIVE PERFORMANCE MEASURES

Introduction

We assess the performance of the group using a variety of alternative performance measures. We principally discuss the group’s results on an ‘adjusted’ basis. The rationale for using adjusted measures is explained below. Results on an adjusted basis are presented before specific items.

We also explain financial performance using measures that are not defined under IFRS and are therefore termed ‘non-GAAP’ measures. The non-GAAP measures we use are trend in underlying revenue excluding transit, and in underlying operating costs excluding transit, and reported and adjusted EBITDA. A reconciliation from these non-GAAP measures to the nearest measure prepared in accordance with IFRS is presented below. The alternative performance measures we use may not be directly comparable with similarly titled measures used by other companies.

Specific items

The group’s income statement and segmental analysis separately identify trading results before specific items. Specific items are those that in management’s judgment need to be separately disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. This is consistent with the way that financial performance is measured by management and reported to the BT Group plc Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group.

The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s underlying financial performance. Items which have been considered to be specific items by virtue of their size, nature or incidence include disposals of businesses and investments, regulatory settlements, historic insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years in a single payment. In 2008/09 BT Global Services contract and financial review charges were disclosed as a specific item by virtue of their size and nature. The impact of subsequent changes to the contract and financial review charges from revisions in estimates and assumptions are included within trading results before specific items, and are separately disclosed if considered significant.

Specific items are disclosed in note 9 to the consolidated financial statements.

30	British Telecommunications plc Annual Report & Form 20-F 2013	Report of the Directors – Performance

Trends in underlying revenue and operating costs

Underlying revenue and underlying operating costs are measures which seek to reflect the underlying performance of the group that will contribute to long-term profitable growth. As such they exclude the impact of acquisitions or disposals, foreign exchange movements and specific items. We focus on the trends in underlying revenue and underlying operating costs excluding transit, as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates.

A reconciliation from the decrease in reported revenue and reported operating costs, the most directly comparable IFRS measures, to the decrease in underlying revenue and underlying operating costs excluding transit, is set out below.

Year ended 31 March	2013%	2012%	2011%

Decrease in reported revenue	(4.7)	(5.9)	(3.8)
Specific items	(0.8)	2.1	(0.2)

Decrease in adjusted revenue	(5.5)	(3.8)	(4.0)
Transit revenue	1.3	1.8	0.8
Acquisitions and disposals	0.2	0.3	–
Foreign exchange movements and other	0.9	(0.2)	0.2

Decrease in underlying revenue excluding transit	(3.1)	(1.9)	(3.0)

Year ended 31 March	2013%	2012%	2011%

Decrease in reported operating costs	(5.6)	(8.6)	(6.4)
Decrease in depreciation and amortisation	(0.3)	(1.7)	(0.9)

Decrease in reported operating costs before depreciation and amortisation	(5.9)	(10.3)	(7.3)
Specific items	(2.7)	3.8	0.5

Decrease in adjusted operating costs before depreciation and amortisation	(8.6)	(6.5)	(6.8)
Transit costs	1.5	2.3	0.6
Acquisitions and disposals	0.2	0.3	–
Foreign exchange movements and other	1.3	(0.2)	(0.1)

Decrease in underlying operating costs before depreciation and amortisation excluding transit	(5.6)	(4.1)	(6.3)

EBITDA

In addition to measuring financial performance of the lines of business based on operating profit, we also measure performance based on EBITDA and adjusted EBITDA. EBITDA is defined as the group profit before depreciation, amortisation, net finance expense and taxation. Adjusted EBITDA is defined as EBITDA before specific items. EBITDA is a common measure used by investors and analysts to evaluate the operating financial performance of companies, particularly in the telecommunications sector.

We consider EBITDA and adjusted EBITDA to be useful measures of our operating performance because they approximate the underlying operating cash flow by eliminating depreciation and amortisation. EBITDA and adjusted EBITDA are not direct measures of our liquidity, which is shown by our cash flow statement, and need to be considered in the context of our financial commitments.

A reconciliation from group operating profit, the most directly comparable IFRS measure, to reported and adjusted group EBITDA, is set out below. A reconciliation between operating profit and adjusted EBITDA for our lines of business is set out in note 4 to the consolidated financial statements.

Year ended 31 March	2013 £m	2012 £m	2011 £m

Operating profit	2,990	2,923	2,573
Depreciation and amortisation	2,843	2,972	2,979

Reported EBITDA	5,833	5,895	5,552
Specific items	352	173	329

Adjusted EBITDA	6,185	6,068	5,881

Net debt

This measure is applied in context of BT Group plc’s financial statements and is referred to in these financial statements.

Net debt consists of loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this measure, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to Sterling at swap rates where hedged.

This definition of net debt measures balances at the expected value of future undiscounted cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the effective interest method.

It is a measure of BT Group plc’s net indebtedness that provides an indicator of the overall balance sheet strength. It is also a single measure that can be used to assess both the BT Group plc’s cash position and indebtedness. There are material limitations in the use of alternative performance measures and the use of the term net debt does not necessarily mean that the cash included in the net debt calculation is available to settle the liabilities included in this measure.

BT Group plc’s management consider BT Group plc’s consolidated net debt to be an alternative performance measure as it is not defined in IFRS. The most directly comparable IFRS measure is the aggregate of loans and other borrowings (current and non-current), current asset investments and cash and cash equivalents.

Report of the Directors – Performance	British Telecommunications plc Annual Report & Form 20-F 2013	31

REPORT OF THE DIRECTORS

STATUTORY INFORMATION

The directors submit their report and the audited financial statements of the company, British Telecommunications plc, and the group, which includes its subsidiary undertakings, for the 2012/13 financial year.

Introduction

The sections on Strategy, Business and Performance on pages 2 to 31 form part of this report. The audited financial statements are presented on pages 37 to 89 and 107.

During the year a final dividend of £1,400m has been paid to the parent company, BT Group Investments Limited (2011/12: £nil). The directors have declared a final dividend of £1,300m for 2012/13.

Principal activity

The company is the principal trading subsidiary of BT Group plc, which is its ultimate parent company.

BT Group plc is a leading communications services provider. In the UK, we sell products and services to consumers and small and medium-sized enterprises (SMEs). Around the world, as well as in the UK, we provide managed networked IT services for large multinational corporations, domestic businesses and national and local government organisations. We also sell wholesale telecoms services to communications providers in the UK and internationally.

Directors

The directors at 31 March 2013 were Tony Chanmugam, Glyn Parry and Sean Williams who served throughout 2012/13.

Financial statements

A statement by the directors of their responsibilities for preparing the financial statements is included in the Statement of directors’ responsibilities on page 34.

Our significant accounting policies are set out on pages 43 to 48 of the consolidated financial statements and conform with IFRS. These policies, and applicable estimation techniques, have been reviewed by the directors who have confirmed them to be appropriate for the preparation of the 2012/13 consolidated financial statements.

So far as each of the directors is aware, there is no relevant information that has not been disclosed to the auditors and each of the directors believes that all steps have been taken that ought to have been taken to make them aware of any relevant audit information and to establish that the auditors have been made aware of that information.

Financial instruments

Details of the financial risk management objectives and policies of the group and exposure to interest risk, foreign exchange risk, credit risk, liquidity risk and price risk are given in note 24 on pages 78 to 87.

Going concern

The sections on Strategy, Business and Performance on pages 2 to 31 include information on the group structure, the performance of each of the lines of business, the impact of regulation and competition and principal risks and uncertainties. The Performance section on pages 21 to 31 includes information on our financial results, financial outlook, cash flow, loans and borrowings and balance sheet position. Notes 20, 21, 22 and 24 of the consolidated financial statements include information on the group’s investments, cash and cash equivalents, borrowings, derivatives, financial risk management objectives, hedging policies and exposures to interest, foreign exchange, credit, liquidity and market risks.

Alongside the factors noted above, the directors have considered BT Group plc’s cash flow forecasts, as they relate to the group, in particular with reference to the period to the end of May 2014. The directors are satisfied that this cash flow forecast, taking into account reasonably possible risk sensitivities associated with this forecast and BT Group plc’s current funding and facilities, alongside BT Group plc’s funding strategy, shows that the group will continue to operate for the foreseeable future. The directors therefore continue to have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and continue to adopt a going concern basis (in accordance with the guidance ‘Going Concern and Liquidity Risk: Guidance for Directors of UK Companies 2009’ issued by the Financial Reporting Council) in preparing the consolidated financial statements.

There has been no significant change in the financial or trading position of the group since 31 March 2013.

Auditors

PricewaterhouseCoopers LLP and its predecessor firms have been BT’s auditors since BT listed on the London Stock Exchange in 1984. The BT Group plc Audit & Risk Committee carried out the annual review of their performance by gathering feedback from Committee members and senior management, and by considering reports on the audit firm’s own internal quality control procedure and assessment of independence. Having assessed the responses the BT Group plc Audit & Risk Committee did not consider it necessary to require them to tender for the audit.

In light of the recent changes to the UK Corporate Governance Code to put the external audit contract out to tender every 10 years, the BT Group plc Audit & Risk Committee are considering how and when a tender process might be implemented and will make a recommendation to the BT Group plc Board during 2013/14. The external auditors are required to rotate the lead partner every five years and other partners that are responsible for the group and subsidiary audits change at least every seven years. Such changes are carefully planned to ensure business continuity without undue risk or inefficiency. The partner responsible for BT’s audit is completing his fourth year within the group audit team and his first year as lead partner, which is a role he can continue for a further three years.

A resolution to reappoint PricewaterhouseCoopers LLP as BT’s auditors and to authorise the directors to agree their remuneration will be proposed at the AGM.

Internal control and risk management

The Board of BT Group plc, the company’s ultimate parent, is responsible for the group’s systems of internal control and risk management and for reviewing each year the effectiveness of those systems. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable, and not absolute, assurance against material misstatement or loss. The process in place for reviewing BT’s systems of internal control includes procedures designed to identify and evaluate failings and weaknesses, and, in the case of any categorised as significant, procedures exist to ensure that necessary action is taken to remedy the failings.

BT Group plc has enterprise-wide risk management processes for identifying, evaluating and managing the significant risks faced by the group. These processes have been in place during the year and have continued up to the date on which this document was approved. The processes are in accordance with the Revised Guidance for Directors on the UK Governance Code published by the Financial Reporting Council (the ‘Turnbull Guidance’).

Risk assessment and evaluation takes place as an integral part of BT Group plc’s annual strategic planning cycle. There is a detailed risk management process, culminating in a BT Group plc Board review, which identifies the key risks facing the group and each business unit. This information is reviewed by senior management as part of the strategic review. Our current key risks are summarised in the Strategy section – Our risks on pages 9 to 13.

32	British Telecommunications plc Annual Report & Form 20-F 2013	Report of the Directors – Statutory information

The key features of the enterprise-wide risk management and internal control process comprise the following procedures:

•	senior executives collectively review the group’s key risks and have created a group risk register describing the risks, owners and mitigation strategies. This is reviewed by BT Group plc’s Group Risk Panel and Operating Committee before being reviewed and approved by the BT Group plc Board
•	the lines of business and internal service unit carry out risk assessments of their operations, create risk registers relating to those operations, and ensure that the key risks are addressed
•	senior executives with responsibilities for major group operations report quarterly with their opinion on the effectiveness of the operation of internal controls in their area of responsibility
•	BT Group plc’s internal auditors carry out continuing assessments of the quality of risk management and control, report to management and the BT Group plc Audit & Risk Committee on the status of specific areas identified for improvement and promote effective risk management in the lines of business and internal service unit operations
•	the BT Group plc Audit & Risk Committee, on behalf of the BT Group plc Board, considers the effectiveness of the operation of internal control procedures in the group during the financial year. It reviews reports from the internal and external auditors and reports its conclusions to the BT Group plc Board. The BT Group plc Audit & Risk Committee has carried out these actions for 2012/13.

Joint ventures and associates, which BT does not control, have not been dealt with as part of the group risk management process and are responsible for their own internal control assessment.

BT’s significant accounting policies are set out on pages 43 to 48. The consistent application of those policies is subject to ongoing verification through management review and independent review by internal and external auditors.

US Sarbanes-Oxley Act of 2002

BT has debt securities registered with the US Securities and Exchange Commission (SEC). As a result, we must comply with those provisions of the Sarbanes-Oxley Act applicable to foreign issuers. We comply with the legal and regulatory requirements introduced pursuant to this legislation, in so far as they are applicable.

Disclosure controls and procedures

The principal executive officer and the principal financial officer, after evaluating the effectiveness of BT’s disclosure controls and procedures as of the end of the period covered by this Annual Report & Form 20-F, have concluded that, as of such date, BT’s disclosure controls and procedures were effective to ensure that material information relating to BT was made known to them by others within the group.

The principal executive officer and principal financial officer concluded that BT’s disclosure controls and procedures are also effective to ensure that the information required to be disclosed by the company in reports that it files under the Securities Exchange Act 1934 (Exchange Act) is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC.

The principal executive officer and the principal financial officer have also provided the certifications required by the Sarbanes-Oxley Act.

Internal control over financial reporting

BT’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the group including the consolidation process. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS. Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework for internal control evaluation contained in the Revised Guidance for Directors on the UK Governance Code published by the Financial Reporting Council (the Turnbull Guidance).

Based on this assessment, management has concluded that at 31 March 2013, BT’s internal control over financial reporting was effective.

There were no changes in BT’s internal control over financial reporting that occurred during 2012/13 that have materially affected, or are reasonably likely to have materially affected, BT’s internal control over financial reporting. Any significant deficiency, as defined by the US Public Company Accounting Oversight Board (PCAOB), in internal control over financial reporting, is reported to the Audit & Risk Committee of the ultimate parent company, BT Group plc.

PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the group for 2012/13, has also audited the effectiveness of the group’s internal control over financial reporting under Auditing Standard No. 5 of the PCAOB. Their report is on page 36.

By order of the Board

Heather Brierley

Secretary

15 May 2013

Registered Office: 81 Newgate Street, London EC1A 7AJ

Registered in England and Wales No. 1800000

Report of the Directors – Statutory information	British Telecommunications plc Annual Report & Form 20-F 2013	33

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

for preparing the financial statements

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations. Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). In preparing the consolidated financial statements, the directors have also elected to comply with IFRS, issued by the International Accounting Standards Board (IASB). Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the group and the company and of the profit or loss of the group for that period. In preparing these financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently
•	make judgements and accounting estimates that are reasonable and prudent
•	state whether IFRS as adopted by the European Union and IFRS issued by IASB and applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the consolidated and parent company financial statements respectively
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the company and the group and enable them to ensure that the financial statements comply with the Companies Act 2006 and, as regards the consolidated financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Each of the directors, whose names are listed on page 32 confirm that, to the best of their knowledge:

•	the consolidated financial statements, which have been prepared in accordance with IFRS as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the group
•	the Report of the directors on pages 2 to 31 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that it faces
•	the parent company financial statements, which have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice, give a true and fair view of the assets, liabilities and financial position of the parent company.

34	British Telecommunications plc Annual Report & Form 20-F 2013	Statement of directors’ responsibilities

REPORT OF THE INDEPENDENT AUDITORS – CONSOLIDATED FINANCIAL STATEMENTS

UNITED KINGDOM OPINION

Independent Auditors’ Report to the members of British Telecommunications plc (the ‘company’)

We have audited the consolidated financial statements of British Telecommunications plc for the year ended 31 March 2013 which comprise the Group income statement, the Group statement of comprehensive income, the Group balance sheet, the Group statement of changes in equity, the Group cash flow statement and the related notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union.

Respective responsibilities of directors and auditors

As explained more fully in the Statement of directors’ responsibilities set out on page 34, the directors are responsible for the preparation of the consolidated financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the consolidated financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the group’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the British Telecommunications plc Annual Report & Form 20-F for the year ended 31 March 2013 to identify material inconsistencies with the audited consolidated financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion the consolidated financial statements:

•	give a true and fair view of the state of the group’s affairs as at 31 March 2013 and of its profit and cash flows for the year then ended;
•	have been properly prepared in accordance with IFRS as adopted by the European Union; and
•	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the lAS Regulation.

Separate opinion in relation to IFRS as issued by the IASB

As explained in note 1 to the consolidated financial statements the group, in addition to complying with its legal obligation to apply IFRS as adopted by the European Union, has also applied IFRS as issued by the International Accounting Standards Board (IASB).

In our opinion the consolidated financial statements comply with IFRS as issued by the IASB.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion the information given in the Report of the directors for the financial year for which the consolidated financial statements are prepared is consistent with the consolidated financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•	certain disclosures of directors’ remuneration specified by law are not made; or
•	we have not received all the information and explanations we require for our audit.

Other matter

We have reported separately on the parent company financial statements of British Telecommunications plc for the year ended 31 March 2013.

Paul Barkus (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors London, United Kingdom

15 May 2013

Report of the independent auditors – Consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	35

UNITED STATES OPINION

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of British Telecommunications plc (the ‘company’)

In our opinion, the accompanying Group income statements, Group statements of comprehensive income, Group balance sheets, Group statements of changes in equity and Group cash flow statements present fairly, in all material respects, the financial position of British Telecommunications plc and its subsidiaries at 31 March 2013 and 2012 and the results of their operations and cash flows for each of the three years in the period ended 31 March 2013, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also, in our opinion the company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2013, based on criteria established in the Turnbull Guidance.

The company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s evaluation of the effectiveness of internal control over financial reporting as set out in the first two paragraphs of Internal control over financial reporting in the Report of the directors of the British Telecommunications plc Annual Report & Form 20-F.

Our responsibility is to express opinions on these financial statements and on the company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

London, United Kingdom

15 May 2013

36	British Telecommunications plc Annual Report & Form 20-F 2013	Report of the independent auditors – Consolidated financial statements

CONSOLIDATED FINANCIAL STATEMENTS

GROUP INCOME STATEMENT

Year ended 31 March 2013	Notes	Before specific items £m	Specific items £m [a]	Total £m

Revenue	4	18,253	(236)	18,017
Other operating income	5	392	7	399
Operating costs	6	(15,303)	(123)	(15,426)

Operating profit (loss)	4	3,342	(352)	2,990

Finance expense	23	(666)	(1,977)	(2,643)
Finance income	23	274	2,006	2,280

Net finance (expense) income		(392)	29	(363)
Share of post tax profit of associates and joint ventures		9	–	9
Profit on disposal of interest in associate	9	–	130	130

Profit (loss) before taxation		2,959	(193)	2,766
Taxation	10	(670)	196	(474)

Profit for the year		2,289	3	2,292

Year ended 31 March 2012	Notes	Before specific items £m	Specific items £m [a]	Total £m

Revenue	4	19,307	(410)	18,897
Other operating income	5	387	(19)	368
Operating costs	6	(16,598)	256	(16,342)

Operating profit (loss)	4	3,096	(173)	2,923

Finance expense	23	(692)	(2,092)	(2,784)
Finance income	23	301	2,289	2,590

Net finance (expense) income		(391)	197	(194)
Share of post tax profit of associates and joint ventures		10	–	10

Profit before taxation		2,715	24	2,739
Taxation	10	(660)	142	(518)

Profit for the year		2,055	166	2,221

Year ended 31 March 2011	Notes	Before specific items £m	Specific items £m [a]	Total £m

Revenue	4	20,076	–	20,076
Other operating income	5	373	–	373
Operating costs	6	(17,547)	(329)	(17,876)

Operating profit (loss)	4	2,902	(329)	2,573

Finance expense	23	(881)	(2,323)	(3,204)
Finance income	23	283	2,244	2,527

Net finance expense		(598)	(79)	(677)
Share of post tax profit of associates and joint ventures		21	–	21
Profit on disposal of interest in associate	9	–	42	42

Profit (loss) before taxation		2,325	(366)	1,959
Taxation	10	(520)	239	(281)

Profit (loss) for the year		1,805	(127)	1,678

[a]	For a definition of specific items, see page 42. An analysis of specific items is provided in note 9.

Group income statement	British Telecommunications plc Annual Report & Form 20-F 2013	37

GROUP STATEMENT OF COMPREHENSIVE INCOME

Year ended 31 March	Notes	2013 £m	2012 £m	2011 £m

Profit for the year		2,292	2,221	1,678

Other comprehensive (loss) income
Items that will not be reclassified to the income statement
Actuarial (losses) gains relating to retirement benefit obligations	18	(3,755)	(2,744)	5,109
Tax on actuarial (losses) gains	10	805	600	(1,534)
Items that may be reclassified subsequently to the income statement
Exchange differences on translation of foreign operations	25	47	(38)	(142)
Fair value movements on available-for-sale assets:
– net fair value gains	25	14	–	20
– recognised in income and expense	25	–	–	1
Fair value movements on cash flow hedges:
– net fair value gains (losses)	25	105	(56)	(347)
– recognised in income and expense	25	(168)	179	333
Tax on components of other comprehensive income that may be reclassified	10,25	24	(23)	37

Other comprehensive (loss) income for the year, net of tax		(2,928)	(2,082)	3,477

Total comprehensive (loss) income for the year		(636)	139	5,155

38	British Telecommunications plc Annual Report & Form 20-F 2013	Group statement of comprehensive income

GROUP BALANCE SHEET

At 31 March	Notes	2013 £m	2012 £m

Non-current assets
Intangible assets	12	3,266	3,135
Property, plant and equipment	13	14,153	14,388
Derivative financial instruments	24	1,080	886
Investments	20	19,063	19,517
Associates and joint ventures		28	153
Trade and other receivables	15	184	169
Deferred tax assets	10	1,438	626

		39,212	38,874

Current assets
Inventories		103	104
Trade and other receivables	15	2,881	3,310
Current tax receivable		16	139
Derivative financial instruments	24	170	137
Investments	20	1,275	1,164
Cash and cash equivalents	21	919	326

		5,364	5,180

Current liabilities
Loans and other borrowings	22	1,736	2,887
Derivative financial instruments	24	74	89
Trade and other payables	16	5,561	6,015
Current tax liabilities		100	66
Provisions	17	120	251

		7,591	9,308

Total assets less current liabilities		36,985	34,746

Non-current liabilities
Loans and other borrowings	22	8,277	7,599
Derivative financial instruments	24	802	757
Retirement benefit obligations	18	5,856	2,448
Other payables	16	883	875
Deferred tax liabilities	10	1,209	1,100
Provisions	17	510	606

		17,537	13,385

Equity
Ordinary shares		2,172	2,172
Share premium		8,000	8,000
Other reserves	25	1,499	1,477
Retained earnings		7,777	9,712

Total equity		19,448	21,361

		36,985	34,746

The consolidated financial statements on pages 37 to 89 and 107 were approved by the Board of Directors on 15 May 2013 and were signed on its behalf by

Tony Chanmugam

Director

Group balance sheet	British Telecommunications plc Annual Report & Form 20-F 2013	39

GROUP STATEMENT OF CHANGES IN EQUITY

	Notes	Share capital[a] £m	Share premium[b] £m	Other reserves[c] £m	Retained earnings[d] £m	Total Equity £m

At 1 April 2010		2,172	8,000	1,512	4,149	15,833
Profit for the year		–	–	–	1,678	1,678
Other comprehensive (loss) income – before tax		–	–	(469)	5,109	4,640
Tax on other comprehensive (loss) income	10	–	–	37	(1,534)	(1,497)
Transferred to the income statement		–	–	334	–	334

Comprehensive (loss) income		–	–	(98)	5,253	5,155
Share-based payments	19	–	–	–	68	68
Tax on share-based payments	10	–	–	–	91	91

At 1 April 2011		2,172	8,000	1,414	9,561	21,147
Profit for the year		–	–	–	2,221	2,221
Other comprehensive (loss) income – before tax		–	–	(93)	(2,745)	(2,838)
Tax on other comprehensive (loss) income	10	–	–	(23)	600	577
Transferred to the income statement		–	–	179	–	179

Comprehensive income		–	–	63	76	139
Share-based payments	19	–	–	–	75	75
Tax on share-based payments	10	–	–	–	17	17
Other movements		–	–	–	(17)	(17)

At 1 April 2012		2,172	8,000	1,477	9,712	21,361
Profit for the year		–	–	–	2,292	2,292
Other comprehensive income (loss) – before tax		–	–	166	(3,755)	(3,589)
Tax on other comprehensive income (loss)	10	–	–	24	805	829
Transferred to the income statement		–	–	(168)	–	(168)

Comprehensive income (loss)		–	–	22	(658)	(636)
Share-based payments	19	–	–	–	64	64
Tax on share-based payments	10	–	–	–	68	68
Dividends to parent company	11	–	–	–	(1,400)	(1,400)
Other movements		–	–	–	(9)	(9)

At 31 March 2013		2,172	8,000	1,499	7,777	19,448

[a]	The allotted, called up and fully paid ordinary share capital of the company at 31 March 2013 and 31 March 2012 was £2,172m comprising 8,689,755,905 ordinary shares of 25p each.
[b]	The share premium account, representing the premium on allotment of shares, is not available for distribution.
[c]	For further analysis of other reserves, see note 25.
[d]	The presentation of the equity section of the group’s balance sheet has been changed in the current year. See note 1 for details.

40	British Telecommunications plc Annual Report & Form 20-F 2013	Group statement of changes in equity

GROUP CASH FLOW STATEMENT

Year ended 31 March	Note	2013 £m	2012 £m	2011 £m

Cash flow from operating activities
Profit before taxation		2,766	2,739	1,959
Profit on disposal of interest in associates		(130)	–	(42)
Share of profits of associates and joint ventures		(9)	(10)	(21)
Net finance expense		363	194	677

Operating profit		2,990	2,923	2,573
Other non-cash charges		56	106	88
(Profit) loss on disposal of businesses		(7)	19	–
Depreciation and amortisation		2,843	2,972	2,979
Decrease (increase) in inventories		3	12	(17)
Decrease in trade and other receivables		454	28	411
Decrease in trade and other payables		(463)	(67)	(382)
Decrease in other liabilities[a]		(319)	(1,921)	(1,003)
(Decrease) increase in provisions		(198)	(112)	130

Cash generated from operations		5,359	3,960	4,779
Income taxes paid		(64)	(400)	(209)

Net cash inflow from operating activities		5,295	3,560	4,570

Cash flow from investing activities
Interest received		134	127	134
Dividends received from associates and joint ventures		3	4	7
Proceeds on disposal of interest in associates		270	7	72
Proceeds on disposal of businesses, net of cash and bank overdrafts		17	13	–
Acquisition of joint ventures		(5)	–	–
Acquisition of subsidiaries, net of cash acquired		(60)	(5)	(8)
Outflow on non-current amounts owed by parent company[b]		(125)	(119)	(105)
Outflow on non-current amounts owed by ultimate parent company[c]		(876)	(579)	(525)
Proceeds on disposal of current financial assets[d]		8,856	8,329	9,267
Purchases of current financial assets[d]		(8,875)	(8,845)	(8,902)
Proceeds on disposal of non-current financial assets		1	1	–
Purchases of non-current financial assets		–	–	(18)
Proceeds on disposal of property, plant and equipment		43	18	15
Purchases of property, plant and equipment and software		(2,481)	(2,578)	(2,645)
Purchases of telecommunications licences		(202)	–	–

Net cash outflow from investing activities		(3,300)	(3,627)	(2,708)

Cash flow from financing activities
Interest paid		(701)	(693)	(973)
Repayment of borrowings[e]		(1,663)	(26)	(2,509)
Repayment of finance lease liabilities		(15)	(2)	(11)
Net proceeds from commercial paper		153	522	69
Proceeds from bank loans and bonds		798	–	340
Cash flows from derivatives relating to loans and other borrowings		33	258	120

Net cash used in financing activities		(1,395)	59	(2,964)

Net increase (decrease) in cash and cash equivalents		600	(8)	(1,102)

Opening cash and cash equivalents		318	328	1,433
Net increase (decrease) in cash and cash equivalents		600	(8)	(1,102)
Effect of exchange rate changes		(4)	(2)	(3)

Closing cash and cash equivalents	21	914	318	328

[a]	Includes pension deficit payments of £325m (2011/12: £2,000m, 2010/11: £1,030m).
[b]	In addition, there are non-cash movements in these intra-group loan arrangements which principally relate to funding and investment transactions between British Telecommunications plc and its subsidiaries where one of the parties to the transaction has an intra-group loan arrangement with the parent company. For further details see note 27.
[c]	In addition, there are non-cash movements in this intra-group loan arrangement which principally relate to settlement of dividends with the parent company and amounts the ultimate parent company was owed by the parent company which were settled through their loan accounts with British Telecommunications plc. For further details see notes 11 and 27.
[d]	Primarily consists of investment in and redemption of amounts held in liquidity funds.
[e]	The repayment of borrowings includes the impact of hedging.

Group cash flow statement	British Telecommunications plc Annual Report & Form 20-F 2013	41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Preparation

Preparation of the financial statements

These consolidated financial statements have been prepared in accordance with the Companies Act 2006, Article 4 of the IAS Regulation and International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations, as adopted by the European Union. The consolidated financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board. The consolidated financial statements are prepared on a going concern basis.

The consolidated financial statements are prepared on the historical cost basis, except for certain financial and equity instruments that have been measured at fair value. The consolidated financial statements are presented in Sterling, the functional currency of British Telecommunications plc, the parent company.

Changes in presentation of the financial statements

Following the Financial Reporting Council’s objective of cutting clutter from financial statements, separate non-controlling interests disclosures have been removed from the group’s consolidated financial statements and the related notes because they are immaterial; non-controlling interests represent profit for the year of £2m (2011/12: £1m, 2010/11: £2m); total comprehensive income for the year of £3m (2011/12: £2m, 2010/11: £2m); and total equity in the balance sheet of £14m (2011/12: £11m).

As the change is immaterial to the group’s consolidated financial statements, a restated opening balance sheet has not been provided. This is because the change does not have any impact on the profit for the year, other comprehensive income (loss) for the year or total equity.

Changes in accounting policies and standards adopted

The group’s policy for the recognition of government grants was changed from 1 April 2012. Under the new policy, which is set out on page 46, assets and operating costs are recognised net of government grants receivable.

Before 1 April 2012 government grants were initially recognised as deferred income. Subsequent to initial recognition grants that compensated the group for costs incurred were recognised in the income statement within other operating income. Grants that compensated the group for the cost of an asset were recognised in the income statement within other operating income on a straight line basis over the useful life of the related asset.

This net presentation is considered a more appropriate policy than the previous gross presentation as it better presents the incremental costs to the business. The new policy has been applied prospectively and comparative financial information has not been restated as the impact of grants on prior period financial information is immaterial.

The amendments to IAS 1 ‘Presentation of Financial Statements’ issued by the IASB in June 2011 have been adopted early in these consolidated financial statements. The main change resulting from the application of these amendments is to group items together within other comprehensive income based on whether they are potentially reclassifiable to the income statement in future periods. Tax associated with each group (those that might be reclassified and those that will not be reclassified) is shown separately.

Other than as set out above, no new or amended accounting standards and interpretations were adopted in 2012/13.

Presentation of specific items

The group’s income statement and segmental analysis separately identify trading results before specific items. Specific items are those that in management’s judgement need to be disclosed separately by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. This is consistent with the way that financial performance is measured by management and reported to the Board and Operating Committee of BT Group plc and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance as specific items are identified by virtue of their size, nature or incidence. Furthermore, the group considers a columnar presentation to be appropriate, as it improves the clarity of the presentation and is consistent with the way that financial performance is measured by management and reported to the Board and Operating Committee of BT Group plc. Specific items may not be comparable to similarly titled measures used by other companies.

Specific items include disposals of businesses and investments, regulatory settlements, historic insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years in a single payment. In 2008/09 BT Global Services contract and financial review charges were disclosed as a specific item by virtue of their size and nature. The impact of subsequent changes to the contract and financial review charges from revisions in estimates and assumptions are included within trading results before specific items, and are separately disclosed if considered significant.

Specific items for the current and prior years are disclosed in note 9.

2.	Critical accounting estimates and key judgements

The preparation of financial statements in conformity with IFRS requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. We continually evaluate our estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. Management has discussed its critical accounting estimates and associated disclosures with the BT Group plc Audit & Risk Committee. The areas involving a higher degree of judgement or complexity are described below.

Long-term customer contracts

Long-term customer contracts can extend over a number of financial years. During the contractual period recognition of costs and profits may be impacted by estimates of the ultimate profitability of each contract. If, at any time, these estimates indicate that any contract will be unprofitable, the entire estimated loss for the contract is recognised immediately. If these estimates indicate that any contract will be less profitable than previously forecast, contract assets may have to be written down to the extent they are no longer considered to be fully recoverable. The group performs ongoing profitability reviews of its contracts in order to determine whether the latest estimates are appropriate. Key factors reviewed include:

•	Transaction volumes or other inputs affecting future revenues which can vary depending on customer requirements, plans, market position and other factors such as general economic conditions
•	Our ability to achieve key contract milestones connected with the transition, development, transformation and deployment phases for customer contracts
•	The status of commercial relations with customers and the implication for future revenue and cost projections
•	Our estimates of future staff and third party costs and the degree to which cost savings and efficiencies are deliverable.

42	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

2.	Critical accounting estimates and key judgements continued

The carrying value of assets comprising the costs of the initial set up, transition or transformation phase of long-term networked IT services contracts are disclosed in note 15.

Pension obligations

BT has a commitment, mainly through the BTPS, to pay pension benefits to approximately 318,000 people over a period of more than 80 years. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments, price inflation and the discount rate used to calculate the net present value of the future pension payments. We use estimates for all of these factors in determining the pension costs and liabilities incorporated in our financial statements. The assumptions reflect historical experience and our judgement regarding future expectations.

The value of the net pension obligation at 31 March 2013, the key financial assumptions used to measure the obligation, the sensitivity of the IAS 19 pension liability at 31 March 2013, and of the income statement charge in 2013/14 to changes in these assumptions are disclosed in note 18.

Useful lives for property, plant and equipment and software

The plant and equipment in our networks is long lived with cables and switching equipment operating for over 10 years and underground ducts being used for decades. We also develop software for use in IT systems and platforms that supports the products and services provided to our customers and that is also used within the group. The annual depreciation and amortisation charge is sensitive to the estimated service lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary to reflect current thinking on the remaining lives in light of technological change, network investment plans (including the group’s fibre rollout programme), prospective economic utilisation and physical condition of the assets concerned. Changes to the service lives of assets implemented from 1 April 2012 had no significant impact in aggregate on the results for the year ended 31 March 2013.

The carrying values of software, property, plant and equipment are disclosed in notes 12 and 13. The useful lives applied to the principal categories of assets are disclosed on page 45.

Provisions and contingent liabilities

As disclosed in note 17, the group’s provisions principally relate to obligations arising from property rationalisation programmes, restructuring programmes, claims, litigation and regulatory risks. Under our property rationalisation programmes we have identified a number of surplus properties. Although efforts are being made to sub-let this space, this is not always possible. Estimates have been made of the cost of vacant possession and of any shortfall arising from any sub-lease income being lower than the lease costs. Any such shortfall is recognised as a provision.

In respect of claims, litigation and regulatory risks, the group provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. The prices at which certain services are charged are regulated and may be subject to retrospective adjustment by regulators. Estimates are used in assessing the likely value of the regulatory risk. For all risks, the ultimate liability may vary from the amounts provided and will be dependent upon the eventual outcome of any settlement.

Management exercise judgement in measuring the exposures to contingent liabilities (see note 28) through assessing the likelihood that a potential claim or liability will arise and in quantifying the possible range of financial outcomes.

Current and deferred income tax

The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements. We believe the estimates, assumptions and judgements are reasonable but this can involve complex issues which may take a number of years to resolve. The final determination of prior year tax liabilities could be different from the estimates reflected in the financial statements and may result in the recognition of an additional tax expense or tax credit in the income statement.

Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised, taking into account the expected timing and level of future taxable income.

The value of the group’s income tax assets and liabilities is disclosed on the balance sheet on page 39. The carrying value of the group’s deferred tax assets and liabilities is disclosed in note 10.

Goodwill

The recoverable amount of cash generating units (CGUs) has been determined based on value in use calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for each CGU.

The carrying value of goodwill and the key assumptions used in performing the annual impairment assessment are disclosed in note 12.

Providing for doubtful debts

BT provides services to consumer and business customers, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. Estimates, based on our historical experience, are used in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the economy and particular industry issues.

The value of the provision for doubtful debts is disclosed in note 15.

3.	Significant accounting policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

Revenue

Revenue represents the fair value of the consideration received or receivable for communication services and equipment sales, net of discounts and sales taxes. Revenue is recognised when it is probable that the economic benefits associated with a transaction will flow to the group and the amount of revenue and associated costs can be measured reliably. Where the group acts as an agent in a transaction, it recognises revenue net of directly attributable costs.

Services

Revenue arising from separable installation and connection services is recognised when it is earned, upon activation. Revenue from the rental of analogue and digital lines and private circuits is recognised evenly over the period to which it relates. Revenue from calls is recognised at the time the call is made over the group’s network. Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as revenue as the service is provided. Revenue from the interconnection of voice and data traffic between other

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	43

3.	Significant accounting policies continued

telecommunications operators is recognised at the time of transit across the group’s network.

Equipment sales

Revenue from the sale of equipment is recognised when all the significant risks and rewards of ownership are transferred to the buyer, which is normally the date the equipment is delivered and accepted by the customer.

Long-term contractual arrangements

Revenue from long-term contractual arrangements including fixed price contracts to design and build software solutions, is recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract such as the proportion of costs incurred relative to the estimated total contract costs, or other measures of completion such as the achievement of contract milestones and customer acceptance. In the case of time and materials contracts, revenue is recognised as the service is rendered.

Costs related to delivering services under long-term contractual arrangements are expensed as incurred except for an element of costs incurred in the initial contract set up, transition or transformation phase, which is deferred and recorded within non-current assets. These costs are then recognised in the income statement on a straight line basis over the remaining contract term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts, relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.

The percentage of completion method relies on estimates of total expected contract revenues and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. In such circumstances, revenue is recognised equal to the costs incurred to date, to the extent that such revenue is expected to be recoverable, or costs are accrued to bring the margin to nil. Recognised revenue and profits are subject to revisions during the contract if the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated revenue for a contract, the full contract life loss is recognised immediately.

Multiple element arrangements

Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, revenue is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of relative fair value and the appropriate revenue recognition criteria are applied to each element as described above.

Operating and reportable segments

The group’s operating segments are reported based on financial information provided to the BT Group plc Operating Committee, as detailed on page 2, which is the key management committee and represents the ‘chief operating decision maker’.

The group’s organisational structure reflects the different customer groups to which it provides communications products and services via its customer-facing lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach. The customer-facing lines of business are supported by an internal service unit: BT Technology, Service & Operations (BT TSO), which was created through the combination of BT Innovate & Design and BT Operate during 2012/13.

The customer-facing lines of business are the group’s reportable segments and generate substantially all the group’s revenue. The remaining operations of the group are aggregated and included within the ‘Other’ category to reconcile to the consolidated results of the group. The ‘Other’ category includes BT TSO and the group’s centralised functions including procurement and supply chain, fleet and property management.

Provisions for the settlement of significant legal, commercial and regulatory disputes, which are negotiated at a group level, are initially recorded in the ‘Other’ segment. On resolution of the dispute, the full impact is recognised in the relevant line of business’ results and offset in the group results through the utilisation of the provision previously charged to the ‘Other’ segment. Settlements which are particularly significant or cover more than one financial year may fall within the definition of specific items as detailed on page 42.

The costs incurred by BT TSO are recharged to the customer-facing lines of business to reflect the services it provides to them. Depreciation and amortisation incurred by BT TSO in relation to the networks and systems it manages and operates on behalf of the customer-facing lines of business is allocated to the lines of business based on their respective utilisation. Capital expenditure incurred by BT TSO for specific projects undertaken on behalf of the customer-facing lines of business is allocated based on the value of the directly attributable expenditure incurred. Where projects are not directly attributable to a particular line of business, capital expenditure is allocated between them based on the proportion of estimated future economic benefits. BT TSO and the group’s centralised functions are not reportable segments as they did not meet the quantitative thresholds as set out in IFRS 8 ‘Operating Segments’ for any of the years presented.

Performance of each reportable segment is measured based on adjusted EBITDA, defined as EBITDA before specific items, as included in the internal financial reports reviewed by the BT Group plc Operating Committee. EBITDA is defined as the operating profit or loss before depreciation, amortisation, net finance expense and taxation. Adjusted EBITDA is considered to be a useful measure of the operating performance of the lines of business because it approximates the underlying operating cash flow by eliminating depreciation and amortisation and also provides a meaningful analysis of trading performance by excluding specific items, which are disclosed separately by virtue of their size, nature or incidence. Specific items are detailed in note 9 and are not allocated to the reportable segments as this reflects how they are reported to the BT Group plc Operating Committee. Finance expense and income are not allocated to the reportable segments, as the central treasury function manages this activity, together with the overall net debt position of the group.

Retirement benefits

The group’s net obligation in respect of defined benefit pension plans is the present value of the defined benefit obligation less the fair value of the plan assets. The calculation of the obligation is performed by a qualified actuary using the projected unit credit method and key actuarial assumptions at the balance sheet date.

The income statement expense is allocated between an operating charge and net finance income or expense. The operating charge reflects the increase in the defined benefit obligation resulting from the pension benefit earned by active employees in the current period. The net finance income reflects the expected return on the assets of the plan offset by the unwinding of the discount applied to the liabilities of the plan, based on conditions prevailing at the start of the year. Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the group statement of comprehensive income.

The group also operates defined contribution pension plans and the income statement expense represents the contributions payable for the year.

44	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

3.	Significant accounting policies continued

Property, plant and equipment

Property, plant and equipment are included at historical cost, net of accumulated depreciation, government grants and any impairment charges. On disposal of property, plant and equipment, the difference between the sale proceeds and the net book value at the date of disposal is recognised in other operating income in the income statement.

Included within the cost for network infrastructure and equipment are direct and indirect labour costs, materials and directly attributable overheads. Depreciation is provided on property, plant and equipment on a straight line basis from the time the asset is available for use, to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not depreciated.

The lives assigned to principal categories of assets are as follows:

Land and buildings
Freehold buildings	40 years
Leasehold land and buildings	Unexpired portion of
lease or 40 years,
whichever is the shorter
Network infrastructure and other equipment
Transmission equipment:
Duct	40 years
Cable	3 to 25 years
Fibre	5 to 20 years
Exchange equipment	2 to 13 years
Payphones and other network equipment	2 to 20 years
Other assets
Motor vehicles	2 to 9 years
Computers and office equipment	3 to 6 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually and, if necessary, changes are recognised prospectively.

Intangible assets

Identifiable intangible assets are recognised when the group controls the asset, it is probable that future economic benefits attributable to the asset will flow to the group and the cost of the asset can be reliably measured. All intangible assets, other than goodwill, are amortised over their useful economic life. The method of amortisation reflects the pattern in which the assets are expected to be consumed. If the pattern cannot be determined reliably, the straight line method is used.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the identifiable net assets (including intangible assets) of the acquired business.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs that is expected to benefit from the business combination. Each CGU to which goodwill is allocated represents the lowest level within the group at which the goodwill is monitored for internal management purposes.

Computer software

Computer software comprises computer software licences purchased from third parties, and also the cost of internally developed software. Computer software licences purchased from third parties are initially recorded at cost. Costs directly associated with the production of internally developed software, where it is probable that the software will generate future economic benefits, are recognised as intangible assets.

Telecommunications licences

Licence fees paid to governments, which permit telecommunications activities to be operated for defined periods, are initially recorded at cost and amortised from the time the network is available for use to the end of the licence period.

Customer relationships

Intangible assets acquired through business combinations are recorded at fair value at the date of acquisition. Assumptions are used in estimating the fair values of acquired intangible assets and include management’s estimates of revenue and profits to be generated by the acquired businesses.

Estimated useful economic lives

The estimated useful economic lives assigned to the principal categories of intangible assets are as follows:

Computer software	2 to 10 years
Telecommunications licences	2 to 20 years
Customer relationships and brands	5 to 15 years

Programme rights

Programme rights are recognised on the balance sheet from the point at which the legally enforceable licence period begins. Rights for which the licence period has not started are disclosed as contractual commitments in note 28. Payments made to receive commissioned or acquired programming in advance of the legal right to broadcast the programmes are classified as prepayments.

Programme rights are initially recognised at cost and are amortised from the point at which they are available for use, on a straight line basis over the programming period, or the remaining licence term, as appropriate. The amortisation charge is recorded within operating costs in the income statement.

Programmes produced internally are recognised within current assets at production cost, which includes labour costs and an appropriate portion of relevant overheads, and charged to the income statement over the period of the related broadcast.

Programme rights are tested for impairment in accordance with the group’s policy for impairment of non-financial assets set out on page 46. Related cash outflows are classified as operating cash flows in the cash flow statement.

Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. Onerous lease provisions are measured at the lower of the cost to fulfil or to exit the contract.

Current and deferred income tax

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company’s subsidiaries, associates and joint ventures operate and generate taxable income. The group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and the group establishes provisions where appropriate on the basis of the amounts expected to be paid to tax authorities.

Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of the group’s assets and liabilities and their tax base. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	45

3.	Significant accounting policies continued

offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.

Deferred tax is determined using tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Basis of consolidation

The group financial statements consolidate the financial statements of British Telecommunications plc (‘the company’) and its subsidiaries, and they incorporate its share of the results of associates and joint ventures using the equity method of accounting.

A subsidiary is an entity that is controlled by another entity, known as the parent. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities, generally accompanied by a shareholding of more than one half of the voting rights. Non-controlling interests in the net assets of consolidated subsidiaries, which consist of the amounts of those interests at the date of the original business combination and non-controlling share of changes in equity since the date of the combination, are not material to the group’s financial statements. See note 1 for more details.

The results of subsidiaries acquired or disposed of during the year are consolidated from and up to the date of change of control. Where necessary, accounting policies of subsidiaries have been aligned with the policies adopted by the group. All intra-group transactions including any gains or losses, balances, income or expenses are eliminated in full on consolidation.

When the group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. The profit or loss on disposal is normally recognised as a specific item.

Business combinations

The consideration is measured at fair value, which is the aggregate of the fair values of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair value at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and measured at cost, representing the excess of the aggregate of the consideration, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the fair values of the identifiable assets and liabilities at the date of acquisition.

Impairment of non-financial assets

Intangible assets with finite useful lives and property, plant and equipment are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant cash generating unit and the fair value less cost to sell.

Goodwill is reviewed for impairment at least annually. Impairment losses are recognised in the income statement, normally as a specific item. If a cash generating unit is impaired, the impairment losses are allocated firstly against goodwill, and secondly on a pro rata basis against intangible and other assets.

Other operating income

Other operating income is income generated by the group that arises from activities outside the provision of communication services and equipment sales. Items reported as other operating income include income from repayment works, proceeds from scrap and cable recovery, income generated by our fleet operations, profits and losses on the disposal of businesses and property, plant and equipment and income generated from the exploitation of our intellectual property.

Government grants

Our policy for government grants changed from 1 April 2012 as explained on page 42. Government grants are recognised when there is reasonable assurance that the conditions associated with the grants have been complied with and the grants will be received.

Grants for the purchase or production of property, plant and equipment are deducted from the cost of the related assets and reduce future depreciation expense accordingly. Grants for the reimbursement of operating expenditure are deducted from the related category of costs in the income statement. Government grants received relating to future expenditure are recognised as payments received in advance within Other payables.

Foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of transactions and the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.

On consolidation, assets and liabilities of foreign undertakings are translated into Sterling at year end exchange rates. The results of foreign undertakings are translated into Sterling at average rates of exchange for the year (unless this average is not a reasonable approximation of the cumulative effects of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity, the translation reserve.

In the event of the disposal of an undertaking with assets and liabilities denominated in a foreign currency, the cumulative translation difference associated with the undertaking in the translation reserve is charged or credited to the gain or loss on disposal recognised in the income statement.

Research and development

Research expenditure is recognised in the income statement in the period in which it is incurred. Development expenditure, including the cost of internally developed software, is recognised in the income statement in the period in which it is incurred unless it is probable that economic benefits will flow to the group from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet. Capitalisation ceases when the asset being developed is ready for use. Research and development costs include direct and indirect labour, materials and directly attributable overheads.

46	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

3.	Significant accounting policies continued

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.

Leases of property, plant and equipment where the group holds substantially all the risks and rewards of ownership are classified as finance leases. Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method.

Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease.

Share-based payments

The ultimate parent of BT plc, BT Group plc, operates a number of equity settled share-based payment arrangements, under which the group receives services from employees in consideration for equity instruments (share options and shares) of BT Group plc. Equity settled share-based payments are measured at fair value at the date of grant excluding the effect of non market-based vesting conditions but including any market-based performance criteria and the impact of non-vesting conditions (for example the requirement for employees to save). The fair value determined at the grant date is recognised as an expense on a straight line basis over the vesting period, based on the group’s estimate of the options or shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Fair value is measured using either the Binomial options pricing model or Monte Carlo simulations, whichever is most appropriate to the share-based payment arrangement.

Service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions which have to be taken into account to determine the fair value of equity instruments granted. In the case that an award or option does not vest as a result of a failure to meet a non-vesting condition that is within the control of either counterparty, this is accounted for as a cancellation. Cancellations are treated as accelerated vesting and all remaining future charges are immediately recognised in the income statement. As the requirement to save under an employee sharesave arrangement is a non-vesting condition, employee cancellations are treated as an accelerated vesting.

Awards that lapse or are forfeited result in a credit to the income statement (reversing the previously recognised charges) in the year in which they lapse or are forfeited.

Termination benefits

Termination benefits (leaver costs) are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to the affected employees leaving the group.

Financial instruments

Financial assets

Financial assets at fair value through profit and loss

A financial asset is classified in this category if it is either acquired principally for the purpose of selling in the short-term (held for trading) or if so designated by management. Financial assets at fair value through profit and loss are initially recognised and subsequently measured at fair value, with changes in fair value recognised in the income statement. Any direct transaction costs are recognised immediately in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those for which the group may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available-for-sale. Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method, with changes in carrying value recognised in the income statement.

Available-for-sale financial assets

Non-derivative financial assets classified as available-for-sale are either specifically designated in this category or not classified in any of the other categories. Available-for-sale financial assets are initially recognised at fair value plus direct transaction costs and then re-measured at subsequent reporting dates to fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses, which are recognised in the income statement) recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the income statement, in the line that most appropriately reflects the nature of the item or transaction.

Trade and other receivables

Financial assets within trade and other receivables are initially recognised at fair value, which is usually the original invoiced amount, and are subsequently carried at amortised cost, using the effective interest method, less provisions made for doubtful receivables. Provisions are made specifically where there is evidence of a risk of non payment, taking into account ageing, previous losses experienced and general economic conditions.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to cash and are subject to insignificant risk of changes in value and have an original maturity of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents are as defined above net of outstanding bank overdrafts. Bank overdrafts are included within loans and other borrowings, in current liabilities on the balance sheet.

Impairment of financial assets

The group assesses at each balance sheet date whether a financial asset or group of financial assets are impaired. Where there is objective evidence that an impairment loss has arisen on assets carried at amortised cost, the carrying amount is reduced with the loss being recognised in the income statement. The impairment loss is measured as the difference between that asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

Financial liabilities

Trade and other payables

Financial liabilities within trade and other payables are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.

Loans and other borrowings

Loans and other borrowings are initially recognised at fair value of amounts received net of transaction costs. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and, if included in a fair value hedge relationship, are re-valued to reflect the fair value movements on the

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	47

3.	Significant accounting policies continued

hedged risk associated with the loans and other borrowings. The resulting amortisation of fair value movements, on de-designation of the hedge, are recognised in the income statement.

Derivative financial instruments and hedge accounting

The group uses derivative financial instruments mainly to reduce exposure to foreign exchange and interest rate risks. The group does not hold or issue derivative financial instruments for financial trading purposes. However, derivatives that do not qualify for hedge accounting are classified as held for trading and are initially recognised and subsequently measured at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the income statement in net finance expense. Derivative financial instruments are classified as current assets or current liabilities where they have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months, they are classified within either non-current assets or non-current liabilities.

Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. To qualify for hedge accounting, hedge documentation must be prepared at inception and the hedge must be expected to be highly effective both prospectively and retrospectively. The hedge is tested for effectiveness at inception and in subsequent periods in which the hedge remains in operation. Hedge accounting is discontinued when the hedging instrument expires, or is sold, terminated or no longer qualifies for hedge accounting or the group chooses to end the hedge relationship. The group designates certain derivatives as either cash flow hedges or fair value hedges.

Cash flow hedges

When a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity, in the cash flow reserve. For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line in the income statement in the same period or periods that the hedged transaction affects the income statement. Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same income statement line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the income statement line which most appropriately reflects the nature of the item or transaction.

Fair value hedges

When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitment, the change in fair value of the derivative that is designated as a fair value hedge is recorded in the income statement at each reporting date, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.

Accounting standards, interpretations and amendments not yet effective

IAS 19 ‘Employee Benefits’

IAS 19 (Revised 2011) is effective for the accounting period beginning on 1 April 2013. The amendments set out in this revised accounting standard are intended to provide a clearer indication of an entity’s obligations resulting from the provision of defined benefit pension plans and how those obligations will affect its financial position, financial performance and cash flow. Compensating adjustments in other comprehensive income will leave equity unchanged.

The amendments which will impact the consolidated financial statements include:

•	The recognition of plan administration costs in the income statement
•	The replacement of the expected return on pension plan assets and interest expense on pension plan liabilities with a single net interest component calculated on the net defined benefit liability or asset using the discount rate used to determine the defined benefit obligation
•	Additional disclosures to explain the characteristics of an entity’s defined benefit plans, the amounts recognised in the financial statements and the risks arising from defined benefit plans.

The amendments will not impact the value of the retirement benefit obligation on the face of the group balance sheet.

Expected impact of adoption of IAS 19 (Revised 2011)

IAS 19 (Revised 2011) requires retrospective adoption and therefore prior periods will be restated. The impact on the income statement for 2012/13 and 2011/12, had the amendments applied, would have been to:

•	increase operating costs by around £40m (2011/12: £30m)
•	reduce net finance income on pensions, reported as a specific item, by around £150m (2011/12: £295m) resulting in a restated net finance expense of approximately £120m (2011/12: £100m).

The service cost that will be recognised in the income statement in 2013/14 is estimated to be around £50m higher than the restated cost for 2012/13 mainly due to the change in discount rate and inflation assumptions. The net pension interest expense within specific items is expected to be around £240m for 2013/14, an increase of around £120m over the 2012/13 restated amount due to the higher net deficit more than offsetting the lower discount rate.

The sensitivity of the net pension interest expense for 2013/14, under this revised basis, to an increase of 0.25 percentage points in the discount rate assumption would be a reduction of £65m. As shown in note 18, an increase of 0.25 percentage points in the RPI inflation assumption would increase the retirement benefit obligation at 31 March 2013 by £1.5bn. If this were the case, the net pension interest expense for 2013/14 would be £65m higher.

48	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

4.	Segment information

The definition of the group’s operating and reportable segments is provided on page 44. Information regarding the results of each reportable segment is provided below.

Segment revenue and profit

Year ended 31 March 2013	BT Global Services £m	BT Retail £m	BT Wholesale £m	Openreach £m	Other £m	Total £m

Segment revenue	7,166	7,228	3,588	5,067	61	23,110
Internal revenue	–	(556)	(981)	(3,320)	–	(4,857)

Revenue from external customers[a]	7,166	6,672	2,607	1,747	61	18,253

EBITDA[b]	626	1,935	1,168	2,314	142	6,185
Depreciation and amortisation	(623)	(390)	(593)	(972)	(265)	(2,843)

Operating profit (loss)[a]	3	1,545	575	1,342	(123)	3,342
Specific items (note 9)						(352)

Operating profit						2,990
Net finance expense[c]						(363)
Share of post tax profit of associates and joint ventures						9
Profit on disposal of interest in associate						130

Profit before tax						2,766

Year ended 31 March 2012	BT Global Services £m	BT Retail £m	BT Wholesale £m	Openreach £m	Other £m	Total £m

Segment revenue	7,809	7,393	3,923	5,136	50	24,311
Internal revenue	–	(511)	(980)	(3,513)	–	(5,004)

Revenue from external customers[a]	7,809	6,882	2,943	1,623	50	19,307

EBITDA[b]	627	1,830	1,208	2,299	104	6,068
Depreciation and amortisation	(712)	(410)	(604)	(939)	(307)	(2,972)

Operating (loss) profit[a]	(85)	1,420	604	1,360	(203)	3,096
Specific items (note 9)						(173)

Operating profit						2,923
Net finance expense[c]						(194)
Share of post tax profit of associates and joint ventures						10

Profit before tax						2,739

Year ended 31 March 2011	BT Global Services £m	BT Retail £m	BT Wholesale £m	Openreach £m	Other £m	Total £m

Segment revenue	8,059	7,700	4,201	4,930	38	24,928
Internal revenue	–	(447)	(979)	(3,426)	–	(4,852)

Revenue from external customers[a]	8,059	7,253	3,222	1,504	38	20,076

EBITDA[b]	593	1,784	1,316	2,132	56	5,881
Depreciation and amortisation	(734)	(443)	(619)	(877)	(306)	(2,979)

Operating (loss) profit[a]	(141)	1,341	697	1,255	(250)	2,902
Specific items (note 9)						(329)

Operating profit						2,573
Net finance expense[c]						(677)
Share of post tax profit of associates and joint ventures						21
Profit on disposal of interest in associate						42

Profit before tax						1,959

[a]	Before specific items.
[b]	EBITDA is stated before specific items and is a non-GAAP measure provided in addition to the disclosure requirements defined under IFRS. The rationale for using non-GAAP measures is explained on pages 30 to 31.
[c]	Net finance expense includes specific item income of £29m in 2012/13 (2011/12: £197m income, 2010/11: £79m expense). See note 9.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	49

4.	Segment information continued

Internal revenue and costs

Intra group revenue generated from the sale of regulated products and services is based on market price. Intra group revenue from the sale of other products and services is agreed between the relevant lines of business and therefore line of business profitability can be impacted by transfer pricing levels. BT Global Services does not generate internal revenue from the other lines of business. The majority of internal trading relates to Openreach and arises on rentals, and any associated connection or migration charges, of the UK access lines and other network products to the customer-facing lines of business. This occurs both directly, and also indirectly, through BT TSO which is included within the ‘Other’ segment. Internal revenue arising in BT Retail relates primarily to BT Ireland and BT Enterprises. Internal revenue arising in BT Wholesale relates mainly to the sale of line cards and access electronic services to Openreach.

	Internal cost recorded by

Year ended 31 March 2013	BT Global Services £m	BT Retail £m	BT Wholesale £m	Openreach £m	Other £m	Total £m

Internal revenue recorded by
BT Retail	410	–	122	2	22	556
BT Wholesale	1	–	–	980	–	981
Openreach	209	1,458	266	–	1,387	3,320

Total	620	1,458	388	982	1,409	4,857

	Internal cost recorded by

Year ended 31 March 2012	BT Global Services £m	BT Retail £m	BT Wholesale £m	Openreach £m	Other £m	Total £m

Internal revenue recorded by
BT Retail	359	–	99	5	48	511
BT Wholesale	–	–	–	980	–	980
Openreach	226	1,625	245	–	1,417	3,513

Total	585	1,625	344	985	1,465	5,004

	Internal cost recorded by

Year ended 31 March 2011	BT Global Services £m	BT Retail £m	BT Wholesale £m	Openreach £m	Other £m	Total £m

Internal revenue recorded by
BT Retail	309	–	64	3	71	447
BT Wholesale	–	–	–	979	–	979
Openreach	242	1,779	198	–	1,207	3,426

Total	551	1,779	262	982	1,278	4,852

Revenue by products and services

Year ended 31 March				2013 £m	2012 £m	2011 £m

ICT and managed networks				6,135	6,584	6,632
Broadband and convergence				3,170	2,971	2,767
Calls and lines				4,689	5,094	5,595
Transit				819	1,128	1,518
Conveyance, interconnect circuits, WLR, global carrier and other wholesale				1,498	1,476	1,512
Other products and services				1,942	2,054	2,052

Revenue[a]				18,253	19,307	20,076

[a]	Before specific items.

50	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

4.	Segment information continued

Capital expenditure

Year ended 31 March 2013	BT Global Services £m	BT Retail £m	BT Wholesale £m	Openreach £m	Other £m	Total £m

Intangible assets	153	65	75	76	85	454
Property, plant and equipment	372	310	158	1,068	76	1,984

Capital expenditure[a]	525	375	233	1,144	161	2,438

Purchases of telecommunications licences	–	–	–	–	202	202

	525	375	233	1,144	363	2,640

Year ended 31 March 2012	BT Global Services £m	BT Retail £m	BT Wholesale £m	Openreach £m	Other £m	Total £m

Intangible assets	146	70	76	95	72	459
Property, plant and equipment	414	364	260	980	117	2,135

Capital expenditure	560	434	336	1,075	189	2,594

[a]	Before purchases of telecommunications licences.

Geographic information

The UK is the group’s country of domicile and the group generates the majority of its revenue from external customers in the UK. The geographic analysis of revenue is on the basis of the country of origin in which the customer is invoiced.

Revenue from external customers

Year ended 31 March	2013 £m	2012 £m	2011 £m

UK	14,066	14,766	15,575
Europe, Middle East and Africa, excluding the UK	2,604	2,973	3,064
Americas	1,057	1,070	990
Asia Pacific	526	498	447

Revenue[a]	18,253	19,307	20,076

[a]	Before specific items.

Non-current assets

At 31 March	2013 £m	2012 £m

UK	14,574	14,776
Europe, Middle East and Africa, excluding the UK	2,425	2,444
Americas	559	568
Asia Pacific	73	57

Non-current assets	17,631	17,845

Non-current assets, which exclude derivative financial instruments, investments and deferred tax assets, are based on the location of the assets.

5.	Other operating income

Year ended 31 March	Notes	2013 £m	2012 £m	2011 £m

Profits on disposal of property, plant and equipment		132	129	103
Income from repayment works		83	62	62
Other income		177	196	208

Other operating income before specific items		392	387	373
Specific items	9	7	(19)	–

Other operating income		399	368	373

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	51

6.	Operating costs

Year ended 31 March	Notes	2013 £m	2012 £m	2011 £m

Operating costs by nature
Staff costs:
Wages and salaries		3,872	3,956	3,940
Social security costs		443	454	456
Pension costs	18	361	393	416
Share-based payment expense	19	64	75	68

Total staff costs		4,740	4,878	4,880
Own work capitalised		(620)	(652)	(718)

Net staff costs		4,120	4,226	4,162
Net indirect labour costs[a]		499	579	629

Net labour costs		4,619	4,805	4,791
Payments to telecommunications operators		2,677	3,153	3,740
Property and energy costs		1,022	1,066	1,149
Network operating and IT costs		587	630	706
Other operating costs[b]		3,555	3,972	4,182
Depreciation of property, plant and equipment
Owned assets	13	2,175	2,248	2,255
Held under finance leases	13	19	29	33
Amortisation of intangible assets	12	649	695	691

Total operating costs before specific items		15,303	16,598	17,547
Specific items	9	123	(256)	329

Total operating costs		15,426	16,342	17,876

Operating costs before specific items include the following:
Leaver costs[c]		58	97	57
Research and development expenditure[d]		829	821	833
Operating lease charges		423	404	395
Foreign currency (gains) losses		(6)	7	(7)
Government grants		(1)	–	–

[a]	Net of capitalised indirect labour costs of £346m (2011/12: £335m, 2010/11: £329m).
[b]	Other operating costs also include a net charge of £nil (2011/12: £nil, 2010/11: £2m charge) relating to fair value movements on derivatives recycled from the cash flow reserve.
[c]	Leaver costs are included within wages and salaries and social security costs, except for leaver costs of £113m (2011/12: £27m, 2010/11: £77m) associated with restructuring, which have been recorded as a specific item.
[d]	Research and development expenditure includes amortisation of £550m (2011/12: £536m, 2010/11: £444m) in respect of internally developed computer software and operating expenses of £279m (2011/12: £285m, 2010/11: £389m).

Compensation of key management personnel

Key management personnel comprise executive and non-executive directors and members of the Operating Committee of BT Group plc as well as the directors of the company. It is the BT Group plc Operating Committee which has responsibility for planning, directing and controlling the activities of the group. Compensation of key management personnel is shown in the table below:

Year ended 31 March	2013 £m	2012 £m	2011 £m

Salaries and short-term benefits	11.3	11.6	11.4
Post employment benefits	1.1	1.0	1.4
Share-based payments	6.3	7.8	5.3

	18.7	20.4	18.1

Information concerning directors’ remuneration, pension entitlements and long-term incentive plans is shown in note 26.

7.	Employees

		2013		2012		2011

Number of employees in the group[a]	Year end 000	Average 000	Year end 000	Average 000	Year end 000	Average 000

UK	73.2	74.1	73.9	74.7	75.7	77.1
Non-UK	14.7	15.0	15.1	16.0	16.9	17.5

Total employees	87.9	89.1	89.0	90.7	92.6	94.6

[a]	These reflect the full-time equivalent of full and part-time employees.

52	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

7.	Employees continued

	2013		2012		2011

Number of employees in the group[a]	Year end 000	Average 000	Year end 000	Average 000	Year end 000	Average 000

BT Global Services	19.2	19.8	20.0	20.9	21.8	22.6
BT Retail	16.3	16.3	16.3	16.4	16.6	17.4
BT Wholesale	2.0	1.4	1.4	1.6	1.9	2.1
Openreach	30.4	30.4	30.9	31.2	31.3	30.9
Other	20.0	21.2	20.4	20.6	21.0	21.6

Total employees	87.9	89.1	89.0	90.7	92.6	94.6

[a]	These reflect the full-time equivalent of full and part-time employees.

8.	Audit, audit related and other non-audit services

The following fees were paid or are payable to the company’s auditors, PricewaterhouseCoopers LLP.

Year ended 31 March	2013 £000	2012 £000	2011 £000

Fees payable to the company’s auditors and its associates for:
Audit services[a]
The audit of parent company and consolidated financial statements	2,633	2,655	2,691
The audit of the company’s subsidiaries	5,274	5,416	4,630

	7,907	8,071	7,321

Audit related assurance services[b]	1,313	1,558	1,556

Other non-audit services
Taxation compliance services[c]	472	455	110
Taxation advisory services[d]	370	770	1,046
All other assurance services	166	74	223
All other services[e]	933	641	593

	1,941	1,940	1,972

Total services	11,161	11,569	10,849

[a]	Services in relation to the audit of the parent company and the consolidated financial statements, including fees for reports under section 404 of the Sarbanes-Oxley Act. This also includes fees payable for the statutory audits of the financial statements of subsidiary companies.
[b]	Services in relation to other statutory filings or engagements that are required by law or regulation to be carried out by the appointed auditor. This includes fees for the audit of the group’s regulatory financial statements and reporting associated with the group’s US debt shelf registration.
[c]	Services relating to tax returns, tax audits, monitoring and enquiries.
[d]	Fees payable for all taxation advisory services not falling within taxation compliance.
[e]	Fees payable for all non-audit services not covered above, principally comprising other advisory services.

In order to maintain the independence of the external auditors, the BT Group plc Board has determined policies as to what non-audit services can be provided by the company’s external auditors and the approval processes related to them. Under those policies work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value-added benefits to the company. In this context audit related assurance services are considered to pose a low threat to auditor independence and therefore the proportion of other non-audit services to total services is considered the most suitable measure of the level of non-audit services provided. These represented 17% of the total fees in 2012/13 (2011/12: 17%, 2010/11: 18%).

The BT Pension Scheme is an associated pension fund as defined in the Companies (Disclosure of Auditor Remuneration and Liability Limitation Agreements) (Amendment) Regulations 2011. In the year ended 31 March 2013 PricewaterhouseCoopers LLP received total fees from the BT Pension Scheme of £1,395,000 (2011/12: £1,901,000, 2010/11: £897,000) in respect of the following services: audit of financial statements of associates £155,000 (2011/12: £131,000, 2010/11: £96,000); taxation compliance services £218,000 (2011/12: £92,000, 2010/11: £47,000) and other non-audit services of £1,022,000 (2011/12: £1,678,000, 2010/11: £754,000).

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	53

9.	Specific items

Year ended 31 March	2013 £m	2012 £m	2011 £m

Revenue
Retrospective regulatory rulings[a]	236	410	–

Other operating income
(Profit) loss on disposal of businesses[b]	(7)	19	–

Operating costs
Restructuring charges[c]	204	64	192
Property rationalisation costs	–	90	88
Retrospective regulatory rulings[a]	(142)	(410)	–
Impairment charges[d]	18	–	49
Provisions for claims[e]	43	–	–

	123	(256)	329

Net finance (income) expense
Interest expense on pension plan liabilities[f]	1,975	2,092	2,323
Expected return on pension plan assets[f]	(2,006)	(2,289)	(2,244)
Interest on provisions for claims	2	–	–

	(29)	(197)	79

Share of results of associates and joint ventures
Profit on disposal of interest in associate[g]	(130)	–	(42)

Net specific items charge (credit) before tax	193	(24)	366

Taxation
Tax (credit) charge on specific items above	(91)	22	(72)
Tax credit on re-measurement of deferred tax[h]	(105)	(164)	(172)
Tax charge in respect of settlement of open tax years	–	–	5

	(196)	(142)	(239)

Net specific items (credit) charge after tax	(3)	(166)	127

[a]	In 2012/13 reported revenue and EBITDA include a one-off specific item charge of £85m and £58m respectively, following the Court of Appeal decision that wholesale ladder termination pricing should not be applied for 0800, 0845 and 0870 calls from mobile phones terminating on our network. In addition charges of £151m and £36m were recognised against revenue and EBITDA respectively, following Ofcom’s determinations on historic Ethernet pricing. In 2011/12, following a retrospective regulatory ruling in Germany in relation to the period from September 2006 to November 2010, a one-off charge of £410m was recognised against revenue with an equal reduction in operating costs.
[b]	In 2011/12 a loss arose on the disposal of the group’s 51% shareholding in its subsidiary Accel Frontline Limited.
[c]	The components of the restructuring charges recognised in 2012/13, 2011/12 and 2010/11 were: people and property charges of £163m (2011/12: £28m, 2010/11: £129m) principally comprising leaver costs and property exit costs; networks, products and procurement channels rationalisation charges of £41m (2011/12: £36m, 2010/11: £41m), and intangible asset impairment and other charges of £nil (2011/12: £nil, 2010/11: £22m).
[d]	In 2012/13 impairment charges principally include an impairment of £17m to write down the total investment in Onlive Inc., after it entered into creditor protection status. In 2010/11 goodwill impairment charges of £39m were recognised mainly relating to an operational restructuring of a business acquired several years before and intangible asset impairments of £10m relating to brands no longer in use.
[e]	The group makes provisions for legal or constructive obligations arising from insurance, litigation and regulatory risks. Provisions increased by £43m in 2012/13, having reassessed potential claims relating to certain historical matters.
[f]	See note 18 for more details.
[g]	In 2012/13 a profit of £130m was recognised as a result of the disposal of the group’s remaining interest in its associate Tech Mahindra, which was held at a carrying value of £127m at 31 March 2012. In 2010/11 a profit of £42m arose on the disposal of a 6.5% interest in Tech Mahindra.
[h]	In 2012/13, 2011/12 and 2010/11, respectively, a tax credit was recognised for the re-measurement of deferred tax balances as a result of the change in the UK statutory corporation tax rate from 24% to 23% effective in 2013/14 but enacted in 2012/13; from 26% to 24% effective in 2012/13 but enacted in 2011/12; and from 28% to 26% effective in 2011/12 but enacted in 2010/11.

54	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

10.	Taxation

Analysis of taxation (expense) credit for the year

Year ended 31 March	2013 £m	2012 £m	2011 £m

United Kingdom
Corporation tax at 24% (2011/12: 26%, 2010/11: 28%)	(708)	(754)	(265)
Adjustments in respect of prior periods	277	39	(7)
Non-UK taxation
Current	(41)	(60)	(40)
Adjustments in respect of prior periods	1	8	11

Total current tax expense	(471)	(767)	(301)

Deferred tax
Origination and reversal of temporary differences	113	58	(184)
Adjustments in respect of prior periods	(221)	27	32
Impact of change in UK corporation tax rate to 23% (2011/12: 24%, 2010/11: 26%)	105	164	172

Total deferred taxation (expense) credit	(3)	249	20

Total taxation expense	(474)	(518)	(281)

Factors affecting taxation expense for the year

The taxation expense on the profit for the year differs from the amount computed by applying the UK corporation tax rate to the profit before taxation as a result of the following factors:

Year ended 31 March	2013 £m	2012 £m	2011 £m

Profit before taxation	2,766	2,739	1,959

Expected taxation expense at UK rate of 24% (2011/12: 26%, 2010/11: 28%)	(664)	(712)	(549)
Effects of:
Overseas losses utilised	14	75	53
Non-deductible depreciation and amortisation	(14)	(9)	(15)
Non-deductible non-UK losses	(46)	(27)	(13)
Lower (higher) taxes on non-UK profits	10	(16)	(1)
Lower (higher) taxes on gain on disposal of business	28	(5)	12
Other deferred tax assets not recognised	36	(1)	(8)
Adjustments in respect of prior periods	57	74	36
Re-measurement of deferred tax balances	105	164	172
Other	–	(61)	32

Total taxation expense	(474)	(518)	(281)

Exclude specific items (note 9)	(196)	(142)	(239)

Total taxation expense before specific items	(670)	(660)	(520)

Tax components of other comprehensive income
Year ended 31 March	2013 Tax (expense) credit £m	2012 Tax (expense) credit £m	2011 Tax (expense) credit £m

Tax on items that will not be reclassified to the income statement
Actuarial gains or losses relating to retirement benefit obligations	805	600	(1,534)
Tax on items that may be reclassified subsequently to the income statement
Exchange differences on translation of foreign operations	10	(1)	42
Fair value movements on cash flow hedges
– net fair value gains or losses	(25)	10	(124)
– recognised in income and expense	39	(32)	119

	829	577	(1,497)

Current tax credit[a]	133	566	49
Deferred tax credit (expense)	696	11	(1,546)

	829	577	(1,497)

[a]	Includes £128m (2011/12: £565m, 2010/11: £nil) relating to actuarial losses arising from retirement benefit obligations.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	55

10.	Taxation continued

Tax credit recognised directly in equity

Year ended 31 March				2013 £m	2012 £m	2011 £m

Tax credit relating to share-based payments				68	17	91

Deferred taxation
	Excess capital allowances £m	Retirement benefit obligations £m [a]	Share-based payments £m	Other £m	Jurisdictional offset £m	Total £m

At 1 April 2011	1,437	(461)	(149)	(76)	–	751
(Credit) recognised in the income statement	(95)	(79)	(1)	(74)	–	(249)
(Credit) expense recognised in other comprehensive income	–	(36)	–	25	–	(11)
(Credit) recognised in equity	–	–	(17)	–	–	(17)

At 31 March 2012	1,342	(576)	(167)	(125)	–	474

Non-currrent
Deferred tax asset	(70)	(576)	(167)	(135)	322	(626)
Deferred tax liability	1,412	–	–	10	(322)	1,100

At 1 April 2012	1,342	(576)	(167)	(125)	–	474
Expense (credit) recognised in the income statement	75	(61)	2	(13)	–	3
Expense (credit) recognised in other comprehensive income	1	(677)	–	(20)	–	(696)
(Credit) recognised in equity	–	–	(19)	–	–	(19)
Acquisitions	–	–	–	9	–	9

At 31 March 2013	1,418	(1,314)	(184)	(149)	–	(229)

Non-currrent
Deferred tax asset	(74)	(1,314)	(184)	(187)	321	(1,438)
Deferred tax liability	1,492	–	–	38	(321)	1,209

At 31 March 2013	1,418	(1,314)	(184)	(149)	–	(229)

[a]	Includes a deferred tax asset of £1m (2011/12: £1m) arising on contributions payable to defined contribution pension plans.

Deferred tax balances for which there is a right of offset within the same jurisdiction are presented net on the face of the group balance sheet as permitted by IAS 12, with the exception of deferred tax related to BT’s pension schemes which are disclosed within deferred tax assets.

  At 31 March 2013, all of the deferred tax asset of £1,438m (2011/12: £626m) and all of the deferred tax liability of £1,209m (2011/12: £1,100m) are expected to be recovered or settled after more than one year.

Factors affecting future tax charges

The rate of UK corporation tax changed from 24% to 23% on 1 April 2013. As deferred tax assets and liabilities are measured at the rates that are expected to apply in the periods of the reversal, deferred tax balances at 31 March 2013 have been calculated using a rate of 23%. This reduction has been recognised as a deferred tax credit of £105m and as a specific item in the income statement (note 9) and a deferred tax expense of £94m in other comprehensive income.

  The Government has also indicated that it intends to enact a future reduction in the main rate of UK corporation tax to 21% by 1 April 2014 and to 20% by 1 April 2015. The future annual corporation tax rate reductions are expected to affect the group’s financial statements. The actual impact will depend on the group’s deferred tax position at that time.

56	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

10.	Taxation continued

Unrecognised tax losses and other temporary differences

At 31 March 2013, the group had operating losses, capital losses and other temporary differences carried forward in respect of which no deferred tax assets were recognised amounting to £22.0bn (2011/12: £21.8bn). The group’s capital losses and other temporary differences have no expiry date restrictions. The expiry date of operating losses carried forward is dependent upon the tax law of the various territories in which the losses arose. A summary of expiry dates for losses in respect of which restrictions apply is set out below:

At 31 March	2013 £m	Expiry of losses

Restricted losses
Europe	464	2014 – 27
Americas	102	2014 – 32
Other	1	2014 – 22

Total restricted losses	567

Unrestricted losses
Operating losses	3,640	No expiry
Capital losses	17,214	No expiry

Total unrestricted losses	20,854

Other temporary differences	543

Total	21,964

At 31 March 2013, the undistributed earnings of overseas subsidiaries were £11.1bn (2011/12: £10.8bn). No deferred tax liabilities have been recognised in respect of these unremitted earnings because the group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

11.	Dividends

A dividend of £1,400m was paid on 16 May 2012 in relation to the year ended 31 March 2012, which is disclosed in the group statement of changes in equity. No dividends were paid in 2011/12 or 2010/11. The directors have declared a final dividend of £1,300m, which will be recognised as an appropriation of retained earnings in 2013/14.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	57

12.	Intangible assets

	Goodwill £m	Customer relationships and brands £m	Telecoms licences and other £m	Internally developed software £m	Purchased software £m	Total £m

Cost
At 1 April 2011	1,365	338	288	2,913	1,298	6,202
Additions	–	–	–	406	53	459
Interest on qualifying assets[a]	–	–	–	8	–	8
Disposals and adjustments	(7)	(13)	3	(236)	(151)	(404)
Exchange differences	(11)	–	(18)	–	(22)	(51)

At 1 April 2012	1,347	325	273	3,091	1,178	6,214
Additions	–	–	202	399	55	656
Acquisition of subsidiaries	33	28	–	–	9	70
Interest on qualifying assets[a]	–	–	–	5	–	5
Disposals and adjustments	(8)	–	2	(192)	(4)	(202)
Exchange differences	46	5	4	1	7	63

At 31 March 2013	1,418	358	481	3,304	1,245	6,806

Accumulated amortisation
At 1 April 2011		242	175	1,379	1,009	2,805
Charge for the year		34	11	542	108	695
Disposals and adjustments		(6)	–	(242)	(143)	(391)
Exchange differences		–	(11)	–	(19)	(30)

At 1 April 2012		270	175	1,679	955	3,079
Charge for the year		18	8	532	91	649
Disposals and adjustments		–	–	(196)	(5)	(201)
Exchange differences		3	3	1	6	13

At 31 March 2013		291	186	2,016	1,047	3,540

Carrying amount
At 31 March 2013	1,418	67	295	1,288	198	3,266

At 31 March 2012	1,347	55	98	1,412	223	3,135

[a]	Additions to internally developed software in 2012/13 include interest capitalised at a weighted average borrowing rate of 6.1% (2011/12: 7.3%).

Goodwill impairment review

The group performs an annual goodwill impairment review, based on its cash generating units (CGUs). The CGUs that have associated goodwill are BT Global Services and BT Retail’s business units: BT Consumer, BT Business, BT Enterprises and BT Ireland. These are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets, and to which goodwill is allocated. Goodwill is allocated to the group’s CGUs as follows:

	BT Global Services £m	BT Retail
		BT Consumer £m	BT Business £m	BT Enterprises £m	BT Ireland £m	Total £m

At 1 April 2011	1,110	65	46	123	21	1,365
Disposals	(7)	–	–	–	–	(7)
Exchange differences	(13)	–	–	2	–	(11)

At 1 April 2012	1,090	65	46	125	21	1,347
Acquisition (note 14)	–	–	–	33	–	33
Disposals	(8)	–	–	–	–	(8)
Exchange differences	43	–	–	3	–	46

At 31 March 2013	1,125	65	46	161	21	1,418

58	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

12.	Intangible assets continued

The discount rate used in performing the value in use calculation in 2012/13 was 8.8% (2011/12: 9.2%) for all CGUs. The perpetuity growth rate for BT Global Services was 2.5% (2011/12: 2.5%) and 2.0% (2011/12: 2.0%) for all BT Retail CGUs.

Recoverable amount

The value in use of each CGU is determined using cash flow projections derived from financial plans approved by the BT Group plc Board covering a three-year period and a further two years approved by the line of business and group senior management team. They reflect management’s expectations of revenue, EBITDA growth, capital expenditure, working capital and operating cash flows, based on past experience and future expectations of business performance. Cash flows are also adjusted downwards to reflect the different risk attributes of each CGU. Cash flows beyond the five-year period have been extrapolated using perpetuity growth rates.

Discount rate

The pre-tax discount rates applied to the cash flow forecasts are derived from the group’s post-tax weighted average cost of capital. The assumptions used in the calculation of the group’s weighted average cost of capital are benchmarked to externally available data.

Growth rates

The perpetuity growth rates are determined based on the long-term historical growth rates of the regions in which the CGU operates, and they reflect an assessment of the long-term growth prospects of that sector. The growth rates have been benchmarked against external data for the relevant markets. None of the growth rates applied exceed the long-term historical average growth rates for those markets or sectors.

Sensitivities

For BT Global Services, the value in use exceeds the carrying value of the CGU by approximately £760m. The following changes in assumptions would cause the recoverable amount to fall below the carrying value:

•	a reduction in the perpetuity growth rate from the 2.5% assumption applied to a revised assumption of a 0.1% growth or less
•	an increase in the discount rate from the 8.8% assumption applied to a revised assumption of 10.6% or more
•	a reduction in the projected operating cash flows across five years by 22.8% or more.

For the BT Retail CGUs, significant headroom exists in each CGU and, based on the sensitivity analysis performed, no reasonably possible changes in the assumptions would cause the carrying amount of the CGUs to exceed their recoverable amount.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	59

13.	Property, plant and equipment

	Land and buildings £m [a]	Network infrastructure and other equipment £m [a]	Other £m [b]	Assets in course of construction £m	Total £m

Cost
At 1 April 2011	1,399	42,617	2,247	736	46,999
Additions	21	251	137	1,727	2,136
Interest on qualifying assets	–	–	–	1	1
Transfers	7	1,720	1	(1,728)	–
Disposals and adjustments	(104)	(603)	(166)	(4)	(877)
Exchange differences	(21)	(208)	(34)	(4)	(267)

At 1 April 2012	1,302	43,777	2,185	728	47,992
Additions[c]	21	207	99	1,666	1,993
Acquisitions	4	2	2	1	9
Transfers	10	1,661	4	(1,675)	–
Disposals and adjustments	(85)	(428)	(103)	(3)	(619)
Exchange differences	8	47	12	1	68

At 31 March 2013	1,260	45,266	2,199	718	49,443

Accumulated depreciation
At 1 April 2011	772	29,880	1,807	–	32,459
Charge for the year	64	2,011	202	–	2,277
Disposals and adjustments	(73)	(605)	(155)	–	(833)
Exchange differences	(16)	(171)	(30)	–	(217)

At 1 April 2012	747	31,115	1,824	–	33,686
Charge for the year	73	1,977	144	–	2,194
Acquisitions	–	–	2	–	2
Disposals and adjustments	(79)	(413)	(82)	–	(574)
Exchange differences	6	37	12	–	55

At 31 March 2013	747	32,716	1,900	–	35,363

Carrying amount
At 31 March 2013	513	12,550	299	718	14,080
Engineering stores	–	–	–	73	73

Total at 31 March 2013	513	12,550	299	791	14,153

At 31 March 2012	555	12,662	361	728	14,306
Engineering stores	–	–	–	82	82

Total at 31 March 2012	555	12,662	361	810	14,388

At 31 March				2013 £m	2012 £m

The carrying amount of land and buildings, including leasehold improvements, comprised:
Freehold				230	257
Leasehold				283	298

Total land and buildings				513	555

[a]	The carrying amount of the group’s property, plant and equipment includes an amount of £100m (2011/12: £113m) in respect of assets held under finance leases, comprising land and buildings of £59m (2011/12: £62m) and network infrastructure and equipment of £41m (2011/12: £51m). The depreciation expense on those assets in 2012/13 was £19m (2011/12: £29m), comprising land and buildings of £3m (2011/12: £3m) and network infrastructure and equipment of £16m (2011/12: £26m).
[b]	Other mainly comprises motor vehicles, computers and office equipment.
[c]	Net of government grants of £15m (2011/12: £nil).

14.	Business combinations

On 17 January 2013, the group acquired 100% of the issued share capital of Tikit Group plc (Tikit or BT Tikit) which now forms part of BT Retail’s Enterprises cash generating unit. The purchase was made for cash consideration of £64m which was settled in the year and the cash acquired with the business was £10m. Tikit is one of the largest suppliers of technology solutions and services to legal and accounting firms in the UK. The acquisition will allow the group to combine Tikit’s expertise, portfolio and relationships with BT Retail’s scale and breadth of products. This will strengthen the group’s position in the provision of ICT and managed services to this sector.

  Intangible assets of £37m recognised in respect of this acquisition comprise customer relationships, proprietary technology and brand. The fair value adjustments relating to this acquisition were provisional at 31 March 2013 and will be finalised during 2013/14. Goodwill of £33m was recognised on the acquisition which principally comprises the assembled workforce and forecast synergies.

  From the date of acquisition, BT Tikit has contributed revenue of £5m and a net profit of £nil to the group’s results. If the acquisition had occurred on 1 April 2012, the group’s revenue and profit would have been higher by £23m and £3m, respectively. Acquisition related costs of £1m have been recognised in operating costs in the group income statement.

60	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

15.	Trade and other receivables

At 31 March	2013 £m	2012 £m

Non-current
Other assets[a]	184	169

[a]	Other assets includes costs relating to the initial set up, transition or transformation phase of long-term networked IT services contracts of £86m (2011/12: £85m) and prepayments and leasing debtors of £98m (2011/12: £84m).

At 31 March	2013 £m	2012 £m

Current
Trade receivables	1,495	1,747
Amounts owed by ultimate parent company	4	3
Prepayments	515	671
Accrued income	683	730
Other receivables	184	159

	2,881	3,310

Trade receivables are stated after deducting allowances for doubtful debts, as follows:
	2013 £m	2012 £m

At 1 April	187	192
Expense	102	104
Utilised	(73)	(104)
Exchange differences	2	(5)

At 31 March	218	187

Trade receivables are continuously monitored and allowances applied against trade receivables consist of both specific impairments and collective impairments based on the group’s historical loss experiences for the relevant aged category and taking into account general economic conditions. Historical loss experience allowances are calculated by line of business in order to reflect the specific nature of the customers relevant to that line of business.

Note 24 provides further disclosure regarding the credit quality of the group’s trade receivables.

Trade receivables are due as follows:

		Trade	Past due and not specifically impaired
At 31 March	Not past due £m	receivables specifically impaired net of provision £m	Between 0 and 3 months £m	Between 3 and 6 months £m	Between 6 and 12 months £m	Over 12 months £m	Total £m

2013	967	95	310	27	26	70	1,495
2012	947	111	421	28	174	66	1,747

Gross trade receivables which have been specifically impaired amounted to £191m (2011/12: £183m).

Trade receivables not past due and accrued income are analysed below by line of business.

	Trade receivables not past due		Accrued income
At 31 March	2013 £m	2012 £m	2013 £m	2012 £m

BT Global Services	564	609	399	396
BT Retail	316	212	68	93
BT Wholesale	64	90	135	176
Openreach	21	27	75	59
Other	2	9	6	6

Total	967	947	683	730

Given the broad and varied nature of the group’s customer base, the analysis of trade receivables not past due and accrued income by line of business is considered the most appropriate disclosure of credit concentrations. Cash collateral held against trade and other receivables amounted to £31m (2011/12: £28m).

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	61

16.	Trade and other payables

At 31 March			2013 £m	2012 £m

Current
Trade payables			2,927	3,261
Amounts owed to parent company			55	68
Amounts owed to ultimate parent company			9	9
Other taxation and social security			458	487
Other payables			564	463
Accrued expenses			446	432
Deferred income			1,102	1,295

			5,561	6,015

At 31 March			2013 £m	2012 £m

Non-current[a]
Other payables			821	821
Deferred income			62	54

			883	875

[a] Non-current payables mainly relate to operating lease liabilities and deferred gains on a prior period sale and finance leaseback transaction. 17. Provisions
	Restructuring £m [a]	Property £m [b]	Other £m [c]	Total £m

At 1 April 2011	159	318	479	956
Income statement expense	–	80	90	170
Unwind of discount	–	5	–	5
Utilised or released	(49)	(107)	(126)	(282)
Transfers	(5)	–	17	12
Exchange differences	–	–	(4)	(4)

At 1 April 2012	105	296	456	857
Income statement expense	31	–	112	143
Unwind of discount	–	6	–	6
Utilised or released	(69)	(61)	(211)	(341)
Transfers	–	–	(35)	(35)

At 31 March 2013	67	241	322	630

At 31 March			2013 £m	2012 £m

Analysed as:
Current			120	251
Non-current			510	606

			630	857

[a]	Amounts provided in relation to the BT Global Services restructuring programme and the contract and financial reviews in 2008/09 as well as provisions relating to the group-wide restructuring programme in the current year. These are being utilised as the obligations are settled.
[b]	Property provisions mainly comprise onerous lease provisions arising from the rationalisation of the group’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from one to 19 years.
[c]	Other provisions include amounts provided for legal or constructive obligations arising from insurance claims, litigation and regulatory risks which will be utilised as the obligations are settled.

62	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

18.	Retirement benefit plans

Background

The group has both defined benefit and defined contribution retirement benefit plans. The group’s main plans are in the UK and the largest by membership is the BT Pension Scheme (BTPS) which is a defined benefit plan that has been closed to new entrants since 31 March 2001. Subsequent to that date new entrants have been able to join a defined contribution plan, currently the BT Retirement Saving Scheme (BTRSS), a contract based defined contribution arrangement.

Defined contribution plans

A defined contribution plan is a pension arrangement under which contributions are paid into an independently administered fund. Pension benefits are linked to contributions paid, the performance of each individual’s chosen investments and the annuity rates at retirement. The income statement charge in respect of defined contribution plans represents the contribution payable by the group based upon a fixed percentage of employees’ pay. The company has no exposure to investment and other experience risks.

Defined benefit plans

A defined benefit plan is a pension arrangement under which participating members receive a pension benefit at retirement determined by the plan rules dependent on factors such as age, years of service and pensionable pay and is not dependent upon actual contributions made by the company or members. The income statement service cost in respect of defined benefit plans represents the increase in the defined benefit liability arising from pension benefits earned by active members in the current period. The company is exposed to investment and other experience risks and may need to make additional contributions where it is estimated that benefits will not be met from regular contributions and expected investment income.

BTPS

At 31 March 2013 there were 317,500 members of the BTPS. Members belong to one of three sections depending upon the date they first joined the scheme. Section A is for members who joined before 1 December 1971, Section B is for members who joined the scheme between 1 December 1971 and 31 March 1986 and Section C is for members who joined the scheme on or after 1 April 1986 but before the scheme closed to new entrants on 31 March 2001. The membership is analysed below.

At 31 March 2013	Number of active members	Number of deferred members	Number of pensioners	Total membership

Sections A and Ba	19,000	39,000	175,000	233,000
Section C	25,000	41,500	18,000	84,500

Total	44,000	80,500	193,000	317,500

At 31 March 2012

Sections A and Ba	20,500	42,000	177,500	240,000
Section C	26,000	42,000	17,000	85,000

Total	46,500	84,000	194,500	325,000

[a]	Section A and Section B memberships have been aggregated in this table as Section A members have typically elected to take Section B benefits at retirement.

Since 1 April 2009, when changes to member benefits and contribution rates were introduced, BTPS members have accrued benefits based upon a career average re-valued earnings (CARE) basis and a normal pensionable age of 65. On a CARE basis benefits are built up based upon earnings in each year and the benefit accrued for each year is increased by the lower of inflation or the individual’s actual pay increase in each year to retirement. Benefits earned for pensionable service prior to that date are based upon a member’s final salary and a normal pensionable age of 60. Under the scheme rules the determination of the rate of inflation for statutory minimum rates of revaluation and indexation of benefits is based upon either the Retail Prices Index (RPI) or the Consumer Prices Index (CPI) which apply to each category of member as shown below.

	Active members	Deferred members	Pensioners
Section Ba	Benefits accrue on a CARE basis increasing at the lower of RPI or the individual’s actual pay increase	Preserved benefits are revalued before retirement based upon CPI	Increases in pensions in payment are based upon CPI
Section C			Increases in pensions in payment are based upon RPI up to a maximum of 5%

[a]	Section A members have typically elected to take Section B benefits at retirement.

Management of the Scheme

BT Pension Scheme Trustees Limited (the Trustee) has been appointed by BT as an independent Trustee to administer and manage the scheme on behalf of the members in accordance with the terms of the Trust Deed of the scheme and relevant legislation. Under the terms of the Trust Deed there are nine Trustee directors all of whom are appointed by BT. The chairman of the Trustee is appointed after consultation with, and with the agreement of, the relevant trade unions who are also responsible for nominating four directors to act as representatives of the members. Of the remaining four directors, two will normally hold senior positions within the group, and two will normally hold (or have held) senior positions in commerce or industry. Subject to there being an appropriately qualified candidate at least one of the Trustee directors should be a current pensioner or deferred pensioner of the BTPS. Trustee directors are appointed for a three-year term, but are then eligible for re-appointment.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	63

18.	Retirement benefit plans continued

Further details of the governance of the BTPS, its financial position, performance of its investments and a summary of member benefits are available in the BTPS Annual Report that is expected to be published by the Trustee in June 2013.

Accounting under IAS 19

Group income statement

The expense or income arising from all group retirement benefit arrangements recognised in the group income statement is shown below.

Year ended 31 March	2013 £m	2012 £m	2011 £m

Recognised in the income statement before specific items
Current service cost:
– defined benefit plans	225	267	297
– defined contribution plans	136	126	119

Total operating expense	361	393	416

Specific items (note 9)
Interest expense on pension plan liabilities	1,975	2,092	2,323
Expected return on pension plan assets	(2,006)	(2,289)	(2,244)

Net interest (income) expense included in specific items	(31)	(197)	79

Total recognised in the income statement	330	196	495

Group statement of comprehensive income

Actuarial gains and losses arise on both defined benefit liabilities and plan assets due to changes in assumptions compared with the start of the year and actual experience being different from those assumptions. These are recognised in full in the group statement of comprehensive income in the year in which they arise.

The history of actuarial gains and losses analysed between amounts arising from changes in assumptions and amounts arising from experience gains and losses and cumulative amounts incurred to date is shown below.

At 31 March	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m

Present value of defined benefit liabilities	(47,422)	(40,989)	(39,052)	(43,293)	(33,326)
Fair value of plan assets	41,566	38,541	37,222	35,429	29,353

Net pension obligation	(5,856)	(2,448)	(1,830)	(7,864)	(3,973)

Actuarial (loss) gain arising from assumptions used to value defined benefit liabilities[a]	(6,088)	(1,006)	4,617	(11,113)	2,652
Actuarial (loss) gain arising from experience adjustments on defined benefit liabilities[b]	(170)	(668)	258	1,632	(238)

Total actuarial (loss) gain arising on defined benefit liabilities	(6,258)	(1,674)	4,875	(9,481)	2,414

Total actuarial loss or gain arising on defined benefit liabilities as a percentage of the present value of the defined benefit liabilities	13.2%	4.1%	12.5%	21.9%	7.2%

Actuarial gain (loss) arising from experience adjustment on plan assets[c]	2,503	(1,070)	234	5,157	(9,451)
Actuarial gain or loss arising from experience adjustment on plan assets as a percentage of the plan assets	6.0%	2.8%	0.6%	14.6%	32.2%

Cumulative actuarial (losses) gains incurred to date	(6,305)	(2,550)	194	(4,915)	(591)

[a]	The actuarial loss or gain on defined benefit liabilities arises from changes in the assumptions used to value those liabilities at the end of the year compared with the assumptions used at the prior year end. This includes both financial assumptions, which are based on market conditions at the year end, and demographic assumptions such as life expectancy.
[b]	The actuarial loss or gain arising from experience adjustments on defined benefit liabilities represents the impact on the liabilities of differences between actual experience during the year compared with the assumptions made. Such differences might arise, for example, from members choosing different benefit options at retirement, actual salary increases being different from those assumed or actual benefit increases being higher than the long-term inflation assumption.
[c]	The actuarial gain or loss arising from experience adjustments on plan assets represents the difference between actual investment performance in the year and the expected rate of return on assets assumed at the start of the year.

64	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

18.	Retirement benefit plans continued

Group balance sheet

The net pension obligation in respect of defined benefit plans reported in the group balance sheet is set out below.

	2013			2012
At 31 March	Assets £m	Present value of liabilities £m	Deficit £m	Assets £m	Present value of liabilities £m	Deficit £m

BTPS	41,344	(47,000)	(5,656)	38,345	(40,628)	(2,283)
Other plans[a]	222	(422)	(200)	196	(361)	(165)

Retirement benefit obligation	41,566	(47,422)	(5,856)	38,541	(40,989)	(2,448)
Deferred tax asset			1,313			575

Net pension obligation			(4,543)			(1,873)

[a]   Included in the present value of liabilities of other plans is £72m (2011/12: £68m) related to unfunded pension arrangements.

At 31 March 2013 £8m (2011/12: £6m) of contributions to defined contribution plans were outstanding and are reported under trade and other payables in the group balance sheet.

Movements in defined benefit plan assets and liabilities

The table below shows the movements on the plan assets and liabilities in the year and indicates where they are reflected in the financial statements.

				Assets £m	Liabilities £m	Deficit £m

At 1 April 2011				37,222	(39,052)	(1,830)
Current service cost				–	(267)	(267)
Interest expense on pension plan liabilities				–	(2,092)	(2,092)
Expected return on pension plan assets[a]				2,289	–	2,289
Included in the group income statement				2,289	(2,359)	(70)
Actuarial loss arising on plan assets[a]				(1,070)	–	(1,070)
Actuarial loss arising on defined benefit liabilities				–	(1,674)	(1,674)
Included in the group statement of comprehensive income				(1,070)	(1,674)	(2,744)
Regular contributions by employer				179	–	179
Deficit contributions by employer				2,000	–	2,000
Included in the group cash flow statement				2,179	–	2,179
Contributions by employees				14	(14)	–
Benefits paid				(2,087)	2,091	4
Other movements				–	5	5
Exchange differences				(6)	14	8
Other movements				(2,079)	2,096	17

At 1 April 2012				38,541	(40,989)	(2,448)
Current service cost				–	(225)	(225)
Interest expense on pension plan liabilities				–	(1,975)	(1,975)
Expected return on pension plan assets[a]				2,006	–	2,006
Included in the group income statement				2,006	(2,200)	(194)
Actuarial gain arising on plan assets[a]				2,503	–	2,503
Actuarial loss arising on defined benefit liabilities				–	(6,258)	(6,258)
Included in the group statement of comprehensive income				2,503	(6,258)	(3,755)
Regular contributions by employer				217	–	217
Deficit contributions by employer				325	–	325
Included in the group cash flow statement				542	–	542
Contributions by employees				13	(13)	–
Benefits paid				(2,044)	2,047	3
Exchange differences				5	(9)	(4)
Other movements				(2,026)	2,025	(1)

At 31 March 2013				41,566	(47,422)	(5,856)

[a]	The actual return on plan assets in 2012/13 was a gain of £4,509m (2011/12: £1,219m).

IAS 19 (Revised 2011)

IAS 19 (Revised 2011) will be effective for the accounting period beginning on 1 April 2013. Prior period income statement charges will be restated. The impact of the restatements and the impact on the income statement in 2013/14 are shown on page 48.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	65

18.	Retirement benefit plans continued

BTPS assets

Asset allocation

The target allocation of assets between different classes of investment is reviewed regularly and is a key factor in the Trustee’s investment policy. The targets set reflect the Trustee’s views on the appropriate balance to be struck between seeking returns and incurring risk, and on the extent to which the assets should be distributed to match liabilities. Following consultation with the company the Trustee has amended the long-term target asset allocation as shown in the table below. Current market conditions and trends are continuously assessed and short-term tactical shifts in asset allocation may be made around the long-term target. The BTPS also uses financial instruments to balance the asset allocation and to manage interest rate risk, liquidity risk and foreign currency risk.

Under IAS 19 plan assets must be valued at the bid market value at the balance sheet date. For the main asset categories:

•	securities listed on recognised stock exchanges are valued at closing bid prices
•	properties are valued on the basis of open market value
•	unlisted equities are valued in accordance with International Private Equity and Venture Capital (IPEVC) guidelines
•	unlisted fixed interest and index-linked instruments are valued using the latest market price or using discounted cash flow models that consider credit risk.

The fair value of the assets of the BTPS analysed by asset category and the assumptions for the expected long-term rate of return on assets are shown below.

	2013					2012
	Expected long-term rate of return (per year)		Asset fair value	[a]	Target	Expected long-term rate of return (per year)		Asset fair value	[a]	Target

At 31 March	%	£bn	%		%	%	£bn	%		%

UK equities	7.00	2.7	7		8	7.10	1.9	5		9
Non-UK equities	7.00	8.4	20		18	7.10	5.9	16		22
Fixed-interest securities	3.55	7.9	19		12	3.70	7.4	19		22
Index-linked securities	2.90	9.5	23		31	2.90	7.4	19		15
Property	6.90	4.3	10		11	6.50	4.1	11		11
Alternative assets[b]	5.75	8.1	20		20	6.00	8.1	21		21
Cash and other	2.50	0.4	1		–	2.20	3.5	9		–

	5.05	41.3	100		100	5.40	38.3	100		100

[a]	At 31 March 2013 and 31 March 2012, the scheme’s assets did not include any ordinary shares of the company. However, the scheme held £9m (2011/12: £8m) of index-linked bonds issued by the group.
[b]	Alternative asset classes include commodities, hedge funds, private equity, infrastructure and credit opportunities.

The lump sum deficit payment of £2.0bn made in late March 2012 is included in ‘cash and other’ at 31 March 2012. In April 2012 the Scheme invested around £2.0bn of cash in a portfolio of global corporate bonds.

The expected returns on fixed-interest and index-linked securities are based on the gross redemption yields at the start of the year which assume that the security is held to maturity. Expected returns on equities, property and alternative asset classes are based on a combination of an estimate of the risk premium above yields on government bonds, consensus economic forecasts of future returns and historical returns.

The overall expected long-term rate of return on assets at the end of the year is derived using the expected long-term rates of return for each category of asset weighted by the target asset allocation. The resulting percentage at 31 March 2012 has been used to calculate the expected return on plan assets reported in the income statement in 2012/13 as a specific item.

The Trustee reports on investment performance against a target benchmark which is based on the target asset mix and the market returns for each asset class. BTPS performance against the benchmark for the periods to 31 December 2012 was as follows.

Period ending 31 December 2012	Target benchmark %	Actual BTPS %	Over (under) performance %

1 year	7.8	7.5	(0.3)
3 years	7.4	6.9	(0.5)
10 years	8.0	8.3	0.3

Further commentary on investment performance is provided by the Trustee in the BTPS Annual Report.

66	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

18.	Retirement benefit plans continued

BTPS liabilities under IAS 19

Valuation methodology

The liabilities of the BTPS are measured as the present value of the best estimate of future cash flows to be paid out by the scheme using the projected unit credit method. The present value of scheme liabilities is calculated by estimating future benefit payments and discounting the resulting cash flows. These calculations are performed for the company by a professionally qualified independent actuary.

The expected future benefit payments are based on a number of assumptions including future inflation, retirement ages, benefit options chosen and life expectancy and are therefore inherently uncertain. Actual benefit payments in a given year may be higher or lower, for example if members retire sooner or later than assumed, or take a greater or lesser cash lump sum at retirement. The estimated duration of BTPS liabilities, which is an indicator of the weighted average term of the liabilities, is 15 years (2011/12: 15 years) although the benefits payable by the BTPS are expected to be paid over more than 80 years as shown in the following graph:

Key assumptions – IAS 19

The key financial assumptions used to measure the liabilities of the BTPS under IAS 19 are shown below.

	Nominal rates (per year)[a]						Real rates (per year)[b]
At 31 March	2013%		2012%		2011%		2013%	2012%	2011%

Rate used to discount liabilities	4.20		4.95		5.50		0.87	1.84	2.03
Inflation – increase in RPI	3.30		3.05		3.40		–	–	–
Inflation – increase in CPI	2.55	[c]	2.30	[c]	2.40	[d]	(0.75)[c]	(0.75)[c]	(1.0)[d]

[a]	The nominal rate is used to discount the future expected benefit payments.
[b]	The real rate is calculated relative to RPI inflation and is shown as a comparator.
[c]	Assumed to be 0.45% lower after the third year.
[d]	Assumed to be 0.50% lower for the first year.

Rate used to discount liabilities

IAS 19 requires that the discount rate is determined by reference to market yields at the reporting date on high quality corporate bonds. The currency and term of these should be consistent with the currency and estimated term of the pension obligations. The discount rate at 31 March 2013 and 31 March 2012 is based on a market-based AA corporate bond yield curve that matches the duration of the BTPS liabilities. At 31 March 2011 the discount rate was based on a published index yield for a basket of corporate bonds.

Inflation – increases in RPI and CPI

Salary increases are assumed to be aligned with RPI inflation whilst benefits are assumed to increase by either RPI or CPI inflation as prescribed by the rules of the BTPS and summarised above. The assumption for RPI has been assessed by reference to yields on long-term fixed and index-linked Government bonds and Bank of England published inflationary expectations. CPI is assessed at a margin below RPI taking into account market forecasts and independent estimates of the long-term difference, such as the Office of Budgetary Responsibility’s projection of a long-term difference of between 1.3% to 1.5%.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	67

18.	Retirement benefit plans continued

Longevity

The average life expectancy assumptions, after retirement at 60 years of age, are as follows.

At 31 March	2013 Number of years	2012 Number of years

Male in lower pay bracket	25.9	25.8
Male in higher pay bracket	27.6	27.5
Female	28.4	28.3
Average improvement for a member retiring at age 60 in 10 years’ time	1.0	1.0

The assumptions about life expectancy have regard to information published by the UK actuarial profession’s Continuous Mortality Investigation. However, due to the size of the membership of the BTPS it is considered appropriate for the adopted life expectancy assumptions to take into account the actual membership experience of the scheme. Allowance is also made for future improvements in mortality. The BTPS actuary undertakes formal reviews of the membership experience at every triennial valuation.

Sensitivity analysis of the principal assumptions used to measure BTPS liabilities

The assumptions on the discount rate, inflation, salary increases and life expectancy all have a significant effect on the measurement of scheme liabilities. The following table provides an indication of the sensitivity of the IAS 19 pension liability at 31 March 2013, and of the income statement charge for 2013/14, to changes in these assumptions.

	Decrease (increase) in liability £bn	Decrease (increase) in service cost £m	(Decrease) increase in net finance income £m

0.25 percentage point increase to:
– discount rate	1.7	10	(35)
– inflation rate (assuming RPI, CPI and salary increases all move by 0.25 percentage points)	(1.5)	(10)	15
– CPI inflation rate (assuming RPI and salary increases are unchanged)	(0.9)	(5)	(40)
– salary increases (assuming RPI and CPI are unchanged)	(0.3)	(5)	(10)
Additional one year increase to life expectancy	(0.9)	(5)	(40)
0.1 percentage point increase in expected return on assets	n/a	n/a	40

The sensitivities are computed on the basis of existing IAS 19. The sensitivities under IAS 19 (Revised 2011) are shown on page 48.

BTPS funding

Triennial funding valuation

The triennial valuation is carried out for the Trustee by a professionally qualified independent actuary, using the projected unit credit method. The purpose of the valuation is to design a funding plan to ensure that the scheme has sufficient funds available to meet future benefit payments. The latest funding valuation was performed as at 30 June 2011. The next funding valuation will have an effective date of no later than 30 June 2014.

The valuation methodology for funding purposes, which is based on prudent assumptions, is broadly as follows:

•	assets are valued at market value at the valuation date
•	liabilities are measured on an actuarial funding basis using the projected unit credit method and discounted to their present value.

The results of the two most recent triennial valuations which have been performed using the same methodology are shown below.

	June 2011 Valuation £bn	December 2008 Valuation £bn

BTPS liabilities	(40.8)	(40.2)
Market value of BTPS assets	36.9	31.2

Funding deficit	(3.9)	(9.0)

Percentage of accrued benefits covered by BTPS assets at valuation date	90.4%	77.6%
Percentage of accrued benefits on a solvency basis covered by the BTPS assets at the valuation date	66.0%	57.0%

The reduction of the funding deficit in the period from 31 December 2008 to 30 June 2011 reflects an increase in scheme assets due to deficit contribution payments totalling £1.6bn and strong investment performance of 10.1% per year. The liabilities have increased due to a lower discount rate which was partly offset by the impact of the announcement in July 2010 by the Government that CPI, rather than RPI, will be used as the basis for determining the rate of inflation for the statutory minimum rate of revaluation and indexation of occupational pension rights.

68	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

18.	Retirement benefit plans continued

Key assumptions – funding valuation

These valuations were determined using the following prudent long-term assumptions.

	Nominal rates (per year)			Real rates (per year)	[a]

	June 2011 valuation %	December 2008 valuation %	June 2011 valuation %	December 2008 valuation %

Discount rate
– pre-retirement liabilities	6.35	6.76	3.05	3.65
– post-retirement liabilities	4.90	5.21	1.65	2.15
Average long-term increase in RPI and future increases in wages and salaries	3.20	3.00	–	–
Average long-term increase in CPI	2.20	n/a	(1.0)	n/a

[a] The real rate is calculated relative to RPI inflation and is shown as a comparator. The average life expectancy assumptions, after retirement at 60 years of age, are as follows.

At date of valuation			June 2011 valuation Number of years	December 2008 valuation Number of years

Male in lower pay bracket			26.0	25.5
Male in higher pay bracket			27.8	27.7
Female			28.5	28.3
Average improvement for a member retiring at age 60 in 10 years’ time			1.2	1.1

Payments made to the BTPS

Year ended 31 March			2013 £m	2012 £m

Ordinary contributions			207	171
Deficit contributions			325	2,000

Total contributions in the year			532	2,171

The group expects to contribute approximately £535m to the BTPS in 2013/14, comprising ordinary contributions of approximately £210m and deficit contributions of £325m. In 2012/13 ordinary contributions were higher compared with 2011/12 due to a deduction in 2011/12 to recover overpayments made in an earlier year.

Future funding obligations and recovery plan

Under the terms of the Trust Deed, the group is required to have a funding plan, determined at the conclusion of the triennial funding valuation, which is a legal agreement between BT and the independent Trustee and should address the deficit over a maximum period of 20 years.

In May 2012, the 2011 triennial funding valuation was finalised, agreed with the Trustee and certified by the Scheme Actuary. The funding deficit at 30 June 2011 was £3.9bn. Under the associated recovery plan BT made payments of £2.0bn in March 2012 and £325m in March 2013. BT will make deficit payments of £325m in March 2014 followed by seven annual payments of £295m in each year from 2015 to 2021. The valuation in addition determined that the ordinary contributions rate required to meet the benefits of current employed members reduced to 13.5% of pensionable salaries (including employee contributions) from 13.6% with effect from 1 June 2012.

The valuation documentation has been submitted to the Pensions Regulator for review. The final Court decision in the Crown Guarantee case, after any appeals, will give greater clarity as to the extent to which the liabilities of the BTPS are covered by the Crown Guarantee. This will inform the Pensions Regulator’s next steps with regard to the valuation of the scheme.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	69

18.	Retirement benefit plans continued

Other protections

The 2011 funding agreement with the Trustee included additional features for BT to provide support to the scheme:

•	in the event that net cumulative shareholder distributions exceed cumulative pension deficit contributions over the period from 1 March 2012 to 30 June 2015 then BT will make additional matching contributions to the scheme. Shareholder distributions include dividends and the cost of share buybacks (excluding any possible buybacks associated with existing employee share plans) after deducting any proceeds from the issue of shares. BT will consult with the Trustee if it considers making a special dividend or embarking on a share buyback programme (excluding any possible buybacks associated with existing employee share plans). These provisions apply until the finalisation of the next valuation or 30 June 2015 at the latest
•	in the event that BT generates net cash proceeds greater than £1bn from disposals and acquisitions in any year to 30 June then BT will make additional contributions to the scheme equal to one third of those net cash proceeds. BT will consult with the Trustee if it considers making acquisitions with a total cost of more than £1bn in any 12-month period. These provisions apply until the finalisation of the next valuation or 30 September 2015 at the latest
•	a negative pledge that provides protection that future creditors will not be granted superior security to the scheme in excess of a £1.5bn threshold. This provision applies until the deficit reduces below £2.0bn at any subsequent funding valuation
•	in addition, in order to provide greater certainty, BT has committed to a schedule of future potential payments based upon a range of deficits at the next triennial valuations at 2014 and 2017. These payments would be in addition to the remaining deficit payments of £295m per year under the 2011 recovery plan and would have a maximum value of around £3.6bn in 2014 and £3.0bn in 2017 based on 2011 discount rates.

At the 2014 valuation, the remaining 2011 recovery plan will be worth about £1.7bn (based on 2011 discount rates). If the deficit agreed at the 2014 valuation exceeds this level, BT will provide extra payments in addition to the remaining £295m annual deficit payments under the 2011 recovery plan. The amounts payable are dependent on the level of the deficit as shown in the table below.

	Additional contributions payable
	2015 £m	2016 £m	2017 £m

Deficit above remaining 2011 recovery plan present value
£nil	–	–	–
£1.0bn	199	205	211
£2.0bn	273	282	289
£2.9bn or above	360	371	381

At deficit levels between these values the level of additional contributions is scaled accordingly. At a level of £2.9bn or above these are the maximum additional contributions under the terms of this agreement. A new agreement would cover additional contributions if these are required.

A similar mechanism applies based on the deficit agreed at the 2017 valuation. If this exceeds the outstanding recovery plan (with the remaining 2011 recovery plan worth about £1.1bn in 2017, based on 2011 discount rates), BT will provide extra payments dependent on the level of the deficit as shown in the table below.

	Additional contributions payable
	2018 £m	2019 £m	2020 £m	2021 £m	2022 £m	2023 £m	2024 £m

Deficit above remaining 2014 recovery plan present value
£nil	–	–	–	–	–	–	–
£1.0bn	197	203	209	215	207	213	–
£2.0bn	341	351	362	373	358	369	381
£2.9bn or above	393	404	416	429	670	670	670

A new agreement would cover additional contributions if these are required.

If the deficit at 2014 is below the value of the remaining 2011 recovery plan, no additional deficit contributions are necessary and the remaining recovery plan will be revised. Likewise, if the deficit at 2017 is below the remaining recovery plan at that time.

70	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

18.	Retirement benefit plans continued

Other protection of BTPS member benefits

In the unlikely event that the group were to become insolvent there are additional protections available to members:

•	the Crown Guarantee which was granted when the group was privatised in 1984 and which applies upon the winding up of BT. The scope and extent of the Crown Guarantee is being clarified by the Trustee through the courts. The decision of the High Court issued in October 2010 was that the Crown Guarantee can cover members who joined before and after privatisation. The Court confirmed that any payments to be made by the Government must be measured on an annuity basis. In a further High Court decision issued in December 2011, it was decided that the Crown Guarantee does not cover the benefits of members accrued while in service with companies that participate in the BTPS other than BT nor does it cover benefit augmentations granted by BT. The judgments may still be subject to appeal
•	the Pension Protection Fund (PPF) may take over the scheme and pay benefits to members not covered by the Crown Guarantee. There are limits on the amounts paid by the PPF and this would not give exactly the same benefits as those provided by the scheme.

19.	Share-based payments

The ultimate parent company, BT Group plc, has savings-related share option plans for its employees and those of participating subsidiaries, further share option plans for selected employees and a stock purchase plan for employees in the US. It also has several share plans for executives. All share-based payment plans are equity settled in instruments of BT Group plc and details of these plans and an analysis of the total charge by type of award are set out below.

Year ended 31 March	2013 £m	2012 £m	2011 £m

Employee Sharesave Plans	25	25	23
Executive Share Plans
Incentive Share Plan (ISP)	27	43	37
Deferred Bonus Plan (DBP)	10	8	5
Other plans	2	(1)	3

	64	75	68

Employee Sharesave Plans

Under an HMRC approved savings-related share option plan employees save on a monthly basis, over a three or five-year period, towards the purchase of shares at a fixed price determined when the option is granted. This price is usually set at a 20% discount to the market price for five-year plans and 10% for three-year plans. The options must be exercised within six months of maturity of the savings contract, otherwise they lapse. Similar plans operate for BT’s overseas employees.

Incentive Share Plan

Under the Incentive Share Plan, participants are entitled to these shares at the end of a three-year period only to the extent that BT Group plc has met the relevant pre-determined corporate performance measures and if the participants are still employed by the group. For ISP awards granted in 2012/13 and 2011/12: 40% of each award is linked to a total shareholder return target (TSR) for a comparator group of companies from the beginning of the relevant performance period; 40% is linked to a three-year cumulative free cash flow measure, and 20% to growth in underlying revenue excluding transit. For ISP awards made in 2010/11, 50% of each share award was linked to a TSR target for a comparator group of companies from the beginning of the relevant performance period and 50% was linked to a three-year cumulative free cash flow measure.

Deferred Bonus Plan

Under the Deferred Bonus Plan, awards are granted annually to selected employees of the group. Shares in BT Group plc are transferred to participants at the end of three years if they continue to be employed by the group throughout that period.

In accordance with the terms of the ISP and DBP, dividends or dividend equivalents earned on shares during the conditional periods are reinvested in shares of BT Group plc for the potential benefit of the participants.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	71

19.	Share-based payments continued

Employee Sharesave Plans

Movements in Employee Sharesave options are shown below.

	Movement in the number of share options			Weighted average exercise price
Year ended 31 March	2013 millions	2012 millions	2011 millions	2013 pence	2012 pence	2011 pence

Outstanding at 1 April	561	567	534	79	77	76
Granted	66	33	78	176	161	107
Forfeited	(10)	(17)	(28)	120	97	94
Exercised	(119)	(12)	(3)	69	132	163
Expired	(8)	(10)	(14)	188	140	175

Outstanding at 31 March	490	561	567	91	79	77

Exercisable at 31 March	–	1	1	–	128	111

The weighted average share price for all options exercised during 2012/13 was 221p (2011/12: 203p, 2010/11: 181p).

The following table summarises information relating to options outstanding and exercisable under Employee Sharesave plans at 31 March 2013.

Normal dates of vesting and exercise (based on calendar years)	Exercise price per share	Weighted average exercise price	Number of outstanding options millions	Weighted average remaining contractual life

2013	104p – 185p	126p	32	10 months
2014	61p – 175p	66p	332	22 months
2015	104p – 189p	136p	69	34 months
2016	156p – 168p	156p	20	46 months
2017	168p	168p	37	58 months

Total		91p	490	26 months

GSOP and GLOP (Legacy Executive Plans)

During 2012/13 12m (2011/12: 2m, 2010/11: nil) options were exercised, 1m (2011/12: 2m, 2010/11: 4m) options expired and nil (2011/12: 1m, 2010/11: 5m) options were forfeited under former executive share option plans (GSOP and GLOP). Under these plans 11m (2011/12: 24m, 2010/11: 29m) options were outstanding at the end of the year and are exercisable up to 2014/15. The weighted average exercise price of the outstanding options was 198p (2011/12: 198p, 2010/11: 207p). At 31 March 2013 outstanding options under GSOP and GLOP had a weighted average remaining contractual life of six months.

72	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

19.	Share-based payments continued

Executive share plans

Movements in executive share plan awards during 2012/13 are shown below:

				Number of shares (millions)
				ISP	DBP	Total

At 1 April 2012				114	20	134
Awards granted				30	6	36
Awards vested				(42)	(4)	(46)
Awards lapsed				(8)	(1)	(9)
Dividend shares reinvested				4	1	5

At 31 March 2013				98	22	120

Fair values The following table summarises the fair values and key assumptions used for valuing grants made under the Employee Sharesave plans and ISP in 2012/13, 2011/12 and 2010/11.

	2013		2012		2011
Year ended 31 March	Employee Sharesave	ISP	Employee Sharesave	ISP	Employee Sharesave	ISP

Weighted average fair value	43p	170p	44p	170p	34p	108p
Weighted average share price	209p	204p	198p	198p	138p	134p
Weighted average exercise price	176p	–	161p	–	107p	–
Expected dividend yield	3.6% – 5.2%	5.1%	5.3% – 5.5%	5.3%	5.4% – 5.8%	5.4%
Risk free rates	0.3% – 0.8%	0.4%	1.1% – 2.0%	1.1%	1.2% – 2.2%	1.2%
Expected volatility	28.1% – 36.5%	33.6%	31.0% – 35.6%	31.2%	34.4% – 41.4%	34.4%

Employee Sharesave grants are valued using a Binomial options pricing model. Awards under the ISP are valued using Monte Carlo simulations. TSRs are generated for BT Group plc and the comparator group at the end of the three-year performance period, using each company’s volatility and dividend yield, as well as the cross correlation between pairs of stocks.

Volatility has been determined by reference to BT Group plc’s historical volatility which is expected to reflect the BT Group plc share price in the future. An expected life of three months after vesting date is assumed for Employee Sharesave options and for all other awards the expected life is equal to the vesting period. The risk-free interest rate is based on the UK gilt curve in effect at the time of the grant, for the expected life of the option or award.

The fair values for the DBP were determined using the market price of the shares at the date of grant. The weighted average share price for DBP awards granted in 2012/13 was 203p (2011/12: 198p, 2010/11: 131p).

20.	Investments

At 31 March	2013 £m	2012 £m

Non-current assets
Available-for-sale	53	81
Amounts owed by ultimate parent company	1,193	1,286
Amounts owed by parent company	17,806	18,140
Fair value through profit and loss	11	10

	19,063	19,517

Current assets
Available-for-sale	530	505
Amounts owed by ultimate parent company	21	21
Amounts owed by parent company	723	630
Loans and receivables	1	8

	1,275	1,164

Available-for-sale current assets consist of investments in AAA rated liquidity funds denominated in Sterling of £530m (2011/12: £505m). Non-current assets include unlisted investments of £8m (2011/12: £31m) and listed investments of £45m (2011/12: £31m).

Amounts owed by parent and ultimate parent company mainly consist of Sterling denominated loans which earn a floating rate of interest based upon LIBOR. Further details of these amounts are disclosed in note 27.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	73

21.	Cash and cash equivalents

At 31 March	2013 £m	2012 £m

Cash at bank and in hand	324	251

Cash equivalents
Loans and receivables
US deposits	59	66
UK deposits	526	8
European deposits	3	1
Other deposits	7	–

Total cash equivalents	595	75

Total cash and cash equivalents	919	326
Bank overdrafts (note 22)	(5)	(8)

Cash and cash equivalents per the cash flow statement	914	318

The group has cross undertaking guarantee facilities across certain bank accounts which allow a legally enforceable right of set-off of the relevant cash and overdraft balances on bank accounts included within each scheme.

The group’s cash at bank included restricted cash of £91m (2011/12: £76m), of which £87m (2011/12: £68m) were held in countries in which prior approval is required to transfer funds abroad. Such funds can be used by the group within a reasonable period of time if it complies with these requirements. The remaining balance of £4m (2011/12: £8m) was held in escrow accounts.

22.	Loans and other borrowings

Capital management policy

The objective of the parent group, BT Group plc’s, capital management policy is to reduce debt over time whilst investing in the business, supporting the pension scheme and paying progressive dividends to its shareholders. In order to meet this objective, BT Group plc may issue or repay debt, issue new shares, repurchase shares, or adjust the amount of dividends paid to shareholders. BT Group plc may also approve the company to issue or repay debt. BT Group plc manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the group. The BT Group plc Board regularly reviews the capital structure. No changes were made to BT Group plc’s objectives and processes during 2012/13 and 2011/12.

BT Group plc group’s capital structure consists of net debt and shareholders’ equity. The analysis below summarises the components which BT Group plc manages as capital.

At 31 March	2013 £m	2012 £m

BT Group plc consolidated net debt	7,797	9,082
BT Group plc shareholders’ (deficit) equity[a]	(276)	1,297

	7,521	10,379

[a]	Excludes non-controlling interests of £14m (2011/12: £11m).

74	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

22.	Loans and other borrowings continued

Loans and borrowings

At 31 March	2013 £m	2012 £m

5.15% US$850m bond due January 2013[a]	–	538
5.25% €1,000m bond due January 2013[a]	–	842
Floating US$500m FRN due December 2013[a]	329	–
5.25% €750m bond due June 2014[a]	660	650
6.125% €600m bond due July 2014[a,b]	530	522
2.00% US$750m bond due June 2015[a]	497	–
6.5% €1,000m bond due July 2015[a]	886	874
8.50% £683m bond due December 2016 (2011/12: 8.50%, minimum 7.5%d)	699	705
6.625% £500m bond due June 2017[a]	525	525
5.95% US$1,100m bond due January 2018[a]	734	697
8.625% £300m bond due March 2020	299	298
3.5% £250m index linked bond due April 2025	370	358
5.75% £600m bond due December 2028[c]	717	686
9.625% US$2,670m bond due December 2030 (2011/12: 9.625%, minimum 8.625%d)[a]	1,809	1,719
6.375% £500m bond due June 2037[a]	521	522

Total listed bonds	8,576	8,936

Finance leases	272	285

6.375% £300m bank loan due August 2012	–	312
Commercial paper[e]	769	588
Other loans	391	357
Bank overdrafts	5	8

Total other loans and borrowings	1,165	1,265

Total loans and borrowings	10,013	10,486

[a]	Designated in a cash flow hedge relationship.
[b]	The interest rate payable on this bond attracts an additional 1.25% for a downgrade by one credit rating category by either or both Moody’s and S&P below Baa3/BBB-, respectively.
[c]	Designated in a fair value hedge relationship.
[d]	The interest rate payable on this bond attracts an additional 0.25% for a downgrade by one credit rating by either Moody’s or S&P to the group’s senior unsecured debt below A3/A- respectively. In addition, if Moody’s or S&P subsequently increase the ratings then the interest rate will be decreased by 0.25% for each rating category upgrade by each rating agency. In no event will the interest rate be reduced below the minimum rate reflected in the above table.
[e]	Commercial paper of £146m (2011/12: £208m) is denominated in Euros and of £623m (2011/12: £380m) in US Dollars.

The interest rates payable on loans and borrowings disclosed above reflect the coupons on the underlying issued loans and borrowings and not the interest rates achieved through applying associated cross-currency and interest rate swaps in hedge arrangements.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	75

22.	Loans and other borrowings continued

Loans and other borrowings are analysed as follows:

At 31 March	2013 £m	2012 £m

Current liabilities
Listed bonds	566	1,609
Finance leases	7	15
Commercial paper	769	588
Other loans and bank overdrafts	394	675

Total current liabilities	1,736	2,887

Non-current liabilities
Listed bonds	8,010	7,327
Finance leases	265	270
Other loans and borrowings	2	2

Total non-current liabilities	8,277	7,599

Total	10,013	10,486

The carrying values disclosed in the above table reflect balances at amortised cost adjusted for accrued interest and current fair value adjustments to the relevant loans or borrowings. These do not reflect the final principal repayments that will arise after taking account of the relevant derivatives in hedging relationships which are reflected in the table below. Apart from finance leases, all borrowings as at 31 March 2013 and 2012 were unsecured.

The principal repayments of loans and borrowings at hedged rates amounted to £9,251m (2011/12: £9,925m) and repayments fall due as follows:

			2013			2012

At 31 March	Carrying amount £m	Effect of hedging and interest £m [a]	Principal repayments at hedged rates £m	Carrying amount £m	Effect of hedging and interest £m [a]	Principal repayments at hedged rates £m

Within one year, or on demand	1,736	(264)	1,472	2,887	(262)	2,625

Between one and two years	1,155	9	1,164	10	–	10
Between two and three years	1,352	(69)	1,283	1,132	26	1,158
Between three and four years	693	–	693	845	(40)	805
Between four and five years	1,235	(174)	1,061	695	–	695
After five years	3,734	(156)	3,578	4,839	(207)	4,632

Total due for repayment after more than one year	8,169	(390)	7,779	7,521	(221)	7,300

Total repayments	9,905	(654)	9,251	10,408	(483)	9,925
Fair value adjustments for hedged risk	108			78

Total loans and other borrowings	10,013			10,486

[a]	Adjustments for hedging and interest reflect the impact of the currency element of derivatives and adjust the repayments to exclude interest recognised in the carrying amount.

The currency exposure on our borrowings is managed through the use of cross-currency swaps and interest rate swaps and results in predominantly sterling fixed rate borrowings. The table below reflects the currency interest rate and fair value risk associated with these loans and borrowings after the impact of hedging.

			2013			2012

At 31 March	Fixed rate interest £m	Floating rate interest £m	Total £m	Fixed rate interest £m	Floating rate interest £m	Total £m

Sterling	7,083	1,695	8,778	7,948	1,522	9,470
Euro	–	467	467	–	447	447
US Dollar	6	–	6	6	1	7
Other	–	–	–	–	1	1

Total	7,089	2,162	9,251	7,954	1,971	9,925

Ratio of fixed to floating	77%	23%	100%	80%	20%	100%
Weighted average effective fixed interest rate – Sterling	7.1%			7.3%

The floating rate loans and borrowings bear interest rates fixed in advance for periods ranging from one day to one year, primarily by reference to LIBOR and EURIBOR quoted rates.

76	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

22.	Loans and other borrowings continued

Obligations under finance leases are analysed as follows:

	2013	2012	2013	2012

	Minimum lease payments		Repayment of outstanding lease obligations
At 31 March	£m	£m	£m	£m

Amounts payable under finance leases:
Within one year	23	37	7	15
In the second to fifth years inclusive	109	102	47	34
After five years	342	484	218	236

	474	623	272	285
Less: future finance charges	(202)	(338)	–	–

Total finance lease obligations	272	285	272	285

Assets held under finance leases mainly consist of buildings and network assets. The group’s obligations under finance leases are secured by the lessors’ title to the leased assets.

23.	Finance expense and income

Year ended 31 March	2013 £m	2012 £m	2011 £m

Finance expense
Interest on:
Financial liabilities at amortised cost	623	644	793
Finance leases	19	18	18
Derivatives	5	16	28
Fair value movements:
Bonds designated as hedged items in fair value hedges	31	81	(3)
Derivatives designated as hedging instrument in fair value hedges	(31)	(81)	3
Derivatives not in a designated hedge relationship	6	13	6
Reclassification of cash flow hedge from other comprehensive income	12	5	38
Reclassification of loss on disposal of available-for-sale financial assets from other comprehensive income	–	–	1
Unwinding of discount on provisions	6	5	3

Finance expense	671	701	887
Less: interest capitalised at weighted average rate of 6.1% (2011/12: 7.3%, 2010/11: 7.8%)	(5)	(9)	(6)

Total finance expense before specific items	666	692	881

Specific items (note 9)	1,977	2,092	2,323

Total finance expense	2,643	2,784	3,204

Year ended 31 March	2013 £m	2012 £m	2011 £m

Finance income
Interest on available-for-sale investments	7	6	9
Interest on loans and receivables	6	5	7
Interest income on loans to immediate and ultimate parent company	261	290	248
Other interest and similar income	–	–	19

Total finance income before specific items	274	301	283

Specific items (note 9)	2,006	2,289	2,244

Total finance income	2,280	2,590	2,527

Year ended 31 March	2013 £m	2012 £m	2011 £m

Net finance expense before specific items	392	391	598

Specific items (note 9)	(29)	(197)	79

Net finance expense	363	194	677

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	77

24.	Financial instruments and risk management

The group issues or holds financial instruments mainly to finance its operations; to finance corporate transactions such as dividends, share buybacks and acquisitions; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments, for example trade receivables and trade payables, arise directly from the group’s operations.

Financial risk management

The group’s activities expose it to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk); credit risk and liquidity risk.

Treasury operations

The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investments and counterparty credit risk arising from transactions with financial institutions. This treasury operation also manages the group’s market exposures, including risks from volatility in currency and interest rates. The treasury operation acts as a central bank to group entities providing central deposit taking, funding and foreign exchange management services. Funding and deposit taking is usually provided in the functional currency of the relevant entity. The treasury operation is not a profit centre and its objective is to manage financial risk at optimum cost.

Treasury policy

Treasury policy is set by the BT Group plc Board. Group treasury activities are subject to a set of controls appropriate for the magnitude of the borrowing, investments and group-wide exposures. The BT Group plc Board has delegated its authority to operate these polices to a series of panels that are responsible for the management of key treasury risks and operations. Appointment to and removal from the key panels requires approval from two of the Chairman, the Chief Executive or the Group Finance Director of the BT Group plc Board.

The management of exposures arising from trading related financial instruments, primarily trade receivables and trade payables, is through a series of policies and procedures set at a group and line of business level. Line of business management apply and review these policies and procedures to assess and manage the financial risks arising from these financial instruments.

There has been no change in the nature of the group’s risk profile between 31 March 2013 and the date of approval of these financial statements.

Interest rate risk management

Management policy

The group has interest-bearing financial assets and liabilities which may expose the group to either cash flow or fair value volatility. The group’s policy, as set by the BT Group plc Board, is to ensure that at least 70% of BT Group plc’s consolidated net debt is at fixed rates. Short-term interest rate management is delegated to the treasury operation while long-term interest rate management decisions require further approval from the BT Group plc Group Finance Director, Director Treasury, Tax and Risk Management or the Treasurer BT Group who have been delegated such authority from the BT Group plc Board.

Hedging strategy

In order to manage the group’s interest rate mix profile, the group has entered into cross-currency and interest rate swap agreements with commercial banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. The duration of the swap agreements matches the duration of the debt instruments. The majority of the group’s long-term borrowings have been, and are, subject to fixed Sterling interest rates after applying the impact of these hedging instruments.

Sensitivities

Interest rates

The group is exposed to volatility in the income statement and shareholders’ equity arising from changes in interest rates. To demonstrate this volatility, management have concluded that a 1% increase in interest rates and parallel shift in yield curves across Sterling, US Dollar and Euro currencies is a reasonable benchmark for performing a sensitivity analysis.

After the impact of hedging, the group’s main exposure to interest rate volatility in the income statement arises from fair value movements on derivatives not in hedging relationships, floating rate borrowings, investments and cash equivalents which are largely influenced by Sterling interest rates. With all other factors remaining constant at 31 March 2013, a 1% increase in Sterling interest rates would decrease the group’s annual net finance expense by approximately £193m (2011/12: £194m).

78	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

24.	Financial instruments and risk management continued

The group’s main exposure to interest rate volatility within shareholders’ equity arises from fair value movements on derivatives held in the cash flow reserve. The derivatives have an underlying interest exposure to Sterling, Euro and US Dollar rates. With all other factors remaining constant and based on the composition of derivatives included in the cash flow reserve at the balance sheet date, a 1% increase in interest rates in each of the currencies would impact equity, before tax, as detailed below:

At 31 March	2013 £m Increase (Reduce)	2012 £m Increase (Reduce)

Sterling interest rates	418	435
US Dollar interest rates	(420)	(406)
Euro interest rates	(36)	(66)

A 1% decrease in interest rates would have broadly the same impact in the opposite direction.

Credit ratings

The group’s 2016 and 2030 bonds contain covenants which have required the group to pay higher rates of interest once the group ceased to be rated at least A3 in the case of Moody’s or at least A– in the case of Standard & Poor’s (S&P). Additional interest of 0.25% per year accrues for each ratings category downgrade by each agency below those levels from the next coupon date following a downgrade. Based on the total notional value of debt outstanding of £2.5bn at 31 March 2013, the group’s finance expense would increase/decrease by approximately £12m a year if BT Group plc’s credit rating were to be downgraded/ upgraded, respectively, by one credit rating category by both agencies from the current ratings.

The group’s €600m 2014 bond attracts an additional 1.25% for a downgrade by one credit rating below Baa3/BBB– by either or both Moody’s and S&P, respectively. This would result in an additional finance expense of approximately £6m per year.

BT Group plc’s credit ratings are detailed below:

		2013		2012

At 31 March	Rating	Outlook	Rating	Outlook

Rating Agency
Standard & Poor’s	BBB	Stable	BBB	Stable
Moody’s	Baa2	Positive	Baa2	Stable

The group is targeting a BBB+/Baa1 credit rating over the medium term.

Foreign exchange risk management

Management policy

The purpose of the group’s foreign currency hedging activities is to protect the group from the risk that eventual future net inflows and net outflows will be adversely affected by changes in exchange rates. The BT Group plc Board’s policy for foreign exchange risk management defines the type of transactions which should normally be covered, including significant operational, funding and currency interest exposures, and the period over which cover should extend for the different types of transactions. Short-term foreign exchange management is delegated to the treasury operation whilst long-term foreign exchange management decisions require further approval from the BT Group plc Group Finance Director, Director Treasury, Tax and Risk Management or the Treasurer BT Group who have been delegated such authority by the BT Group plc Board. The policy delegates authority to the Director Treasury, Tax and Risk Management to take positions of up to £100m and for the Group Finance Director to take positions of up to £1bn.

Hedging strategy

A significant proportion of the group’s external revenue and costs arise within the UK and are denominated in Sterling. The group’s non-UK operations generally trade and are funded in their functional currency which limits their exposure to foreign exchange volatility. Foreign currency borrowings used to finance the group’s operations have been predominantly swapped into Sterling using cross-currency swaps. Foreign currency borrowings comprised:

At 31 March	2013 £m	2012 £m

Euro	2,690	3,341
US Dollar	3,996	3,543
Other	–	1

	6,686	6,885

The currency profile of these borrowings after the impact of hedging is disclosed in note 22.

The group also enters into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally denominated in US Dollar, Euro and Asia Pacific region currencies. As a result, the group’s exposure to foreign currency arises mainly on its non-UK subsidiary investments and on residual currency trading flows.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	79

24.	Financial instruments and risk management continued

Sensitivities

Foreign exchange rates

After hedging, with all other factors remaining constant and based on the composition of assets and liabilities at the balance sheet date, the group’s exposure to foreign exchange volatility in the income statement from a 10% strengthening/weakening in Sterling against other currencies would result in a charge/credit respectively of approximately £2m (2011/12: credit/charge approximately £8m).

The group’s main exposure to foreign exchange volatility within shareholders’ equity (excluding translation exposures) arises from fair value movements on derivatives held in the cash flow reserve. The majority of foreign exchange fluctuations in the cash flow reserve are recycled immediately to the income statement to match the hedged item and therefore the group’s exposure to foreign exchange fluctuations in equity was insignificant in both 2012/13 and 2011/12.

Liquidity risk management

Management policy

The group ensures its liquidity is maintained by entering into short, medium and long-term financial instruments to support operational and other funding requirements. The group determines its liquidity requirements by the use of both short and long-term cash forecasts. These forecasts are supplemented by a financial headroom analysis which is used to assess funding adequacy for at least a 12-month period. On at least an annual basis the BT Group plc Board reviews and approves the maximum long-term funding of the group and on an ongoing basis considers any related matters. Short and medium-term requirements are regularly reviewed and managed by the treasury operation within the parameters of the policies set by the BT Group plc Board.

Refinancing risk is managed by limiting the amount of borrowing that matures within any specified period and having appropriate strategies in place to manage refinancing needs as they arise. The maturity profile of the group’s loans and borrowings at 31 March 2013 is disclosed in note 22. The group has term debt maturities of £0.3bn in 2013/14.

During 2012/13 and 2011/12 the group issued commercial paper and held cash, cash equivalents and current investments in order to manage short-term liquidity requirements. At 31 March 2013 the group has undrawn committed borrowing facilities of £1.5bn (2011/12: £1.5bn) maturing in March 2016.

Maturity analysis

The following table provides an analysis of the remaining contractually agreed cash flows including interest payable for the group’s non-derivative financial liabilities on an undiscounted basis, which therefore differs from both the carrying value and fair value.

Non-derivative financial liabilities

At 31 March 2013	Loans and other borrowings £m	Interest on loans and other borrowings £m	Trade and other payables £m	Provisions £m	Total £m

Due within one year	1,500	558	4,001	55	6,114
Between one and two years	1,155	554	–	30	1,739
Between two and three years	1,352	485	–	19	1,856
Between three and four years	693	425	–	15	1,133
Between four and five years	1,235	367	–	13	1,615
After five years	3,734	3,518	–	235	7,487

	9,669	5,907	4,001	367	19,944

Interest payments not yet accrued	–	(5,671)	–	–	(5,671)
Fair value adjustment for hedged risk	108	–	–	–	108
Impact of discounting	–	–	–	(135)	(135)

Carrying value on the balance sheet[a]	9,777	236	4,001	232	14,246

At 31 March 2012	Loans and other borrowings £m	Interest on loans and other borrowings £m	Trade and other payables £m	Provisions £m	Total £m

Due within one year	2,632	630	4,233	48	7,543
Between one and two years	10	533	–	39	582
Between two and three years	1,132	534	–	24	1,690
Between three and four years	845	471	–	16	1,332
Between four and five years	695	416	–	11	1,122
After five years	4,839	3,875	–	259	8,973

	10,153	6,459	4,233	397	21,242

Interest payments not yet accrued	–	(6,204)	–	–	(6,204)
Fair value adjustment for hedged risk	78	–	–	–	78
Impact of discounting	–	–	–	(137)	(137)

Carrying value on the balance sheet[a]	10,231	255	4,233	260	14,979

[a]	Foreign currency-related cash flows were translated at closing rates as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

80	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

24.	Financial instruments and risk management continued

The following table provides an analysis of the contractually agreed cash flows in respect of the group’s derivative financial instruments. Cash flows are presented on a net or gross basis in accordance with the settlement arrangements of the instruments.

Derivative financial liabilities

	Analysed by earliest payment date[a]				Analysed based on holding instrument to maturity

At 31 March 2013	Derivatives – net settled £m	Derivatives – gross settled outflows £m	Derivatives – gross settled inflows £m	Total £m	Derivatives – net settled £m	Derivatives – gross settled outflows £m	Derivatives – gross settled inflows £m	Total £m

Due within one year	359	1,462	(1,443)	378	65	973	(956)	82
Between one and two years	559	541	(542)	558	53	557	(559)	51
Between two and three years	304	105	(107)	302	83	20	(21)	82
Between three and four years	14	–	–	14	83	20	(21)	82
Between four and five years	70	–	–	70	83	20	(21)	82
After five years	–	–	–	–	939	518	(514)	943

Total[b]	1,306	2,108	(2,092)	1,322	1,306	2,108	(2,092)	1,322

	Analysed by earliest payment date[a]				Analysed based on holding instrument to maturity

At 31 March 2012	Derivatives – net settled £m	Derivatives – gross settled outflows £m	Derivatives – gross settled inflows £m	Total £m	Derivatives – net settled £m	Derivatives – gross settled outflows £m	Derivatives – gross settled inflows £m	Total £m

Due within one year	228	1,568	(1,530)	266	57	1,568	(1,530)	95
Between one and two years	238	579	(546)	271	57	90	(83)	64
Between two and three years	473	1,189	(1,192)	470	44	1,205	(1,209)	40
Between three and four years	253	105	(101)	257	72	20	(20)	72
Between four and five years	–	–	–	–	72	20	(20)	72
After five years	–	–	–	–	890	538	(507)	921

Total[b]	1,192	3,441	(3,369)	1,264	1,192	3,441	(3,369)	1,264

[a]	Certain derivative financial instruments contain break clauses whereby either the group or bank counterparty can terminate the swap on certain dates and the mark to market position is settled in cash.
[b]	Foreign currency-related cash flows were translated at closing rates as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

Credit risk management

Management policy

The group’s exposure to credit risk arises from financial instruments transacted by the treasury operation (primarily derivatives, investments, cash and cash equivalents) and from its trading-related receivables. For treasury-related balances, the BT Group plc Board’s defined policy restricts exposure to any one counterparty by setting credit limits based on the credit quality as defined by Moody’s and S&P and by defining the types of financial instruments which may be transacted. The minimum credit ratings permitted with counterparties are A3/A– for long-term and P1/A1 for short-term investments.

The treasury operation continuously reviews the limits applied to counterparties and will adjust the limit according to the nature and credit standing of the counterparty up to the maximum allowable limit set by the BT Group plc Board. Where multiple transactions are undertaken with a single counterparty, or group of related counterparties, the group may enter into netting arrangements to reduce the group’s exposure to credit risk by making use of standard International Swaps and Derivatives Association (ISDA) documentation. The group also seeks collateral or other security where it is considered necessary. The treasury operation regularly reviews the credit limits applied when investing with counterparties in response to market conditions, continues to monitor their credit quality and actively manages any exposures which arise.

Operational management policy

The BT Group plc Board’s credit policy for trading-related financial assets is applied by the group and managed by each of the lines of business to ensure compliance. The policy requires that the creditworthiness and financial strength of customers is assessed at inception and on an ongoing basis. Payment terms are set in accordance with industry standards. The group will also enhance credit protection, when appropriate, taking into consideration the group’s exposure to the customer, by applying processes which include netting and offsetting, and requesting securities such as deposits, guarantees and letters of credit. The group takes proactive steps including constantly reviewing credit ratings of relationship banks to minimise the impact of adverse market conditions on trading related financial assets.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	81

24.	Financial instruments and risk management continued

Exposures

The maximum credit risk exposure of the group’s financial assets at the balance sheet date are as follows:

At 31 March	Notes	2013 £m	2012 £m

Derivative financial assets		1,250	1,023
Investments	20	20,338	20,681
Trade and other receivables[a]	15	2,182	2,480
Cash and cash equivalents	21	919	326

Total		24,689	24,510

[a]	The carrying amount excludes £184m (2011/12: £169m) of non-current trade and other receivables which relate to non-financial assets, and £699m (2011/12: £830m) of prepayments and other receivables.

The credit quality and credit concentration of cash equivalents, current asset investments (excluding amounts owed by parent and ultimate parent companies) and derivative financial assets are detailed in the tables below. Where the opinion of Moody’s and S&P differ, the lower rating is used.

	Moody’s/S&P credit rating of counterparty

At 31 March 2013	Aaa/AAA £m	Aa3/AA– £m	A1/A+ £m	A2/A £m		A3/A– £m	[a]	Baa1/BBB+ £m		Baa2/BBB £m	[a]	Total £m

Cash equivalents	–	107	76	354		58		–		–		595
Current asset investments	530	–	–	1		–		–		–		531
Derivative financial assets	–	32	60	228		533		–		397		1,250

	530	139	136	583		591		–		397		2,376

	Moody’s/S&P credit rating of counterparty

At 31 March 2012	Aaa/AAA £m	Aa3/AA– £m	A1/A+ £m	A2/A £m	[a]	A3/A– £m		Baa1/BBB+ £m	[a]	Baa2/BBB £m		Total £m

Cash equivalents	–	–	23	52		–		–		–		75
Current asset investments	505	–	–	8		–		–		–		513
Derivative financial assets	–	121	96	462		–		344		–		1,023

	505	121	119	522		–		344		–		1,611

[a]	The group holds cash collateral of £385m (2011/12: £350m) in respect of derivative financial assets with certain counterparties.

The concentration of credit risk for trading balances of the group is provided in note 15, which analyses outstanding balances by line of business.

The derivative financial assets were held with 14 counterparties at 31 March 2013 (2011/12: nine counterparties). After applying the legal right of set-off under the group’s ISDA documentation, the group had a net exposure to derivative counterparties of £910m (2011/12: £705m) of which 90% (2011/12: 98%) was with four counterparties (2011/12: six).

The group has credit support agreements with certain swap counterparties whereby on a weekly and monthly basis the fair value position on notional £945m of long dated cross-currency swaps and interest rate swaps is collateralised. As at 31 March 2013, the group had paid cash collateral of £26m (2011/12: £22m) in respect of fair value losses and had received cash collateral of £385m (2011/12: £350m) in respect of fair value gains. The related net cash inflow, including foreign exchange of £2m (2011/12: £20m) is £33m (2011/12: £258m).

The collateral paid and received is recognised within cash and cash equivalents, and loans and other borrowings, respectively.

The group also has credit exposure arising on amounts owed by its parent and ultimate parent companies, with the majority of this balance being owed by the parent company. The related party disclosures detailed in note 27 provide details of how this loan has arisen. The loan owed by the parent company is primarily supported by the parent company’s investment in British Telecommunications plc.

82	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

24.	Financial instruments and risk management continued

Fair value of financial instruments

The table below shows the accounting classification and the carrying and fair values of all of the group’s financial assets and liabilities. None of the financial instruments have been reclassified during the year.

Financial assets

At 31 March 2013	Notes	Loans and receivables £m	Fair value through profit and loss £m	Designated in a cash flow hedge £m	Designated in a fair value hedge £m	Available- for-sale £m	Amounts owed by parent and ultimate parent company £m	Total carrying value £m	Fair value £m

Non-derivative financial assets
Investments	20	1	11	–	–	583	19,743	20,338	20,338
Cash and cash equivalents	21	919	–	–	–	–	–	919	919
Trade and other receivables[a]	15	2,178	–	–	–	–	4	2,182	2,182

Total non-derivative financial assets		3,098	11	–	–	583	19,747	23,439	23,439

Derivative financial assets[b]
Cross-currency swaps		–	–	904	–	–	–	904	904
Interest rate swaps		–	189	–	114	–	–	303	303
Forward foreign exchange contracts		–	20	23	–	–	–	43	43

Total derivative financial assets		–	209	927	114	–	–	1,250	1,250

Total financial assets		3,098	220	927	114	583	19,747	24,689	24,689

At 31 March 2012	Notes	Loans and receivables £m	Fair value through profit and loss £m	Designated in a cash flow hedge £m	Designated in a fair value hedge £m	Available- for-sale £m	Amounts owed by parent and ultimate parent company £m	Total carrying value £m	Fair value £m

Non-derivative financial assets
Investments	20	8	10	–	–	586	20,077	20,681	20,681
Cash and cash equivalents	21	326	–	–	–	–	–	326	326
Trade and other receivables[a]	15	2,477	–	–	–	–	3	2,480	2,480

Total non-derivative financial assets		2,811	10	–	–	586	20,080	23,487	23,487

Derivative financial assets[b]
Cross-currency swaps		–	–	769	–	–	–	769	769
Interest rate swaps		–	171	–	82	–	–	253	253
Forward foreign exchange contracts		–	1	–	–	–	–	1	1

Total derivative financial assets		–	172	769	82	–	–	1,023	1,023

Total financial assets		2,811	182	769	82	586	20,080	24,510	24,510

[a]	Excludes prepayments of £515m (2011/12: £671m), other receivables of £184m (2011/12: £159m) and other non-current assets of £184m (2011/12: £169m).
[b]	Current derivative financial assets of £170m (2011/12: £137m) consists of cross-currency swaps of £88m (2011/12: £100m), interest rate swaps of £39m (2011/12: £36m) and forward foreign exchange contracts of £43m (2011/12: £1m). Non-current derivative financial assets of £1,080m (2011/12: £886m) consists of cross-currency swaps of £816m (2011/12: £669m) and interest rate swaps of £264m (2011/12: £217m).

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	83

24.	Financial instruments and risk management continued

Financial liabilities

At 31 March 2013	Notes	Fair value through profit and loss £m	Designated in a cash flow hedge £m	Designated in a fair value hedge £m	Amortised cost £m	Amounts owed to parent and ultimate parent company £m	Total carrying value £m	Fair value £m

Non-derivative financial liabilities
Loans and other borrowings	22	–	–	–	1,165	–	1,165	1,165
Listed bonds	22	–	6,491	717	1,368	–	8,576	10,535
Finance leases	22	–	–	–	272	–	272	314
Trade and other payables[a]	16	–	–	–	3,937	64	4,001	4,001
Provisions[b]	17	–	–	–	232	–	232	232

Total non-derivative financial liabilities		–	6,491	717	6,974	64	14,246	16,247

Derivative financial liabilities[c]
Cross-currency swaps		–	34	–	–	–	34	34
Interest rate swaps		316	514	–	–	–	830	830
Forward foreign exchange contracts		10	2	–	–	–	12	12

Total derivative financial liabilities		326	550	–	–	–	876	876

Total financial liabilities		326	7,041	717	6,974	64	15,122	17,123

At 31 March 2012	Notes	Fair value through profit and loss £m	Designated in a cash flow hedge £m	Designated in a fair value hedge £m	Amortised cost £m	Amounts owed to parent and ultimate parent company £m	Total carrying value £m	Fair value £m

Non-derivative financial liabilities
Loans and other borrowings	22	–	–	–	1,265	–	1,265	1,265
Listed bonds	22	–	6,889	686	1,361	–	8,936	10,594
Finance leases	22	–	–	–	285	–	285	328
Trade and other payables[a]	16	–	–	–	4,156	77	4,233	4,233
Provisions[b]	17	–	–	–	260	–	260	260

Total non-derivative financial liabilities		–	6,889	686	7,327	77	14,979	16,680

Derivative financial liabilities[c]
Cross-currency swaps		–	59	–	–	–	59	59
Interest rate swaps		322	451	–	–	–	773	773
Forward foreign exchange contracts		6	8	–	–	–	14	14

Total derivative financial liabilities		328	518	–	–	–	846	846

Total financial liabilities		328	7,407	686	7,327	77	15,825	17,526

[a]	Excludes other taxation and social security of £458m (2011/12: £487m), deferred income £1,102m (2011/12: £1,295m) and other non-current payables of £883m (2011/12: £875m).
[b]	Excludes provisions of £398m (2011/12: £597m).
[c]	Current derivative financial liabilities of £74m (2011/12: £89m) consist of cross-currency swaps of £2m (2011/12: £18m), interest rate swaps of £60m (2011/12: £57m) and forward foreign exchange contracts of £12m (2011/12: £14m). Non-current derivative financial liabilities of £802m (2011/12: £757m) consist of cross-currency swaps of £32m (2011/12: £41m) and interest rate swaps of £770m (2011/12: £716m).

The carrying amounts are included in the group balance sheet under the indicated headings. The methods and assumptions used to estimate the fair values of financial assets and liabilities are as follows:

•	the carrying amount of investments classified as loans and receivables equates to fair value due to the short maturity of the investments held
•	the carrying amount of trade receivables and payables approximates to their fair values due to the short maturity of amounts receivable and payable
•	the fair value of the group’s bonds and other long-term borrowings are estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they exist, and on calculations of the value of future cash flows using the approximate discount rates in effect at the balance sheet date, where market prices of similar issues do not exist
•	the fair value of the group’s outstanding swaps and foreign exchange contracts are estimated using discounted cash flow models and market rates of interest and foreign exchange at the balance sheet date.

84	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

24.	Financial instruments and risk management continued

Fair value hierarchy

Financial instruments measured at fair value at 31 March 2013 consist of derivative financial instruments and investments classified as available-for-sale or designated at fair value through profit and loss under IAS 39 and are further analysed by the level of valuation input. The three levels of valuation methodology used are:

•	Level 1 – uses quoted prices in active markets for identical assets or liabilities
•	Level 2 – uses inputs for the asset or liability other than quoted prices, that are observable either directly or indirectly
•	Level 3 – uses inputs for the asset or liability that are not based on observable market data, such as internal models or other valuation methods.

Derivative financial instruments

The fair value of the group’s outstanding derivative financial assets and liabilities consisted of swaps and foreign exchange contracts and were estimated using discounted cash flow models and market rates of interest and foreign exchange at the balance sheet date. All derivative financial instruments are categorised at Level 2 of the fair value hierarchy.

Investments

Non-current investments analysed at Level 1 consisted of listed available-for-sale investments of £45m (2011/12: £50m) and listed investments of £11m (2011/12: £10m) designated at fair value through profit and loss. The group’s listed investments were measured at fair value using quoted market prices for identical assets.

£530m (2011/12: £505m) of current asset available-for-sale investments were measured using Level 2 valuation methods.

The fair value of £8m (2011/12: £31m) of non-current investments classified as available-for-sale was determined using Level 3 valuation methods. A reconciliation of the movements in balances measured using Level 3 valuation methods is presented below:

Other investments £m

At 1 April 2011 and 1 April 2012	31
Disposals	(23)

At 31 March 2013	8

There were no losses recognised in the income statement in respect of Level 3 assets held at 31 March 2013.

Hedging activities

Our hedging policies use derivative financial instruments to manage financial risk. Derivatives that are held as hedging instruments are formally designated as hedges as defined in IAS 39. Derivatives may qualify as hedges for accounting purposes if they meet the criteria for designation as fair value hedges or cash flow hedges in accordance with IAS 39.

Fair value hedges

Fair value hedges principally consist of interest rate and cross-currency swaps that are used to protect against changes in the fair value of fixed-rate, long-term financial instruments due to movements in market interest rates.

Gains and losses arising on fair value hedges are disclosed in note 23.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	85

24.	Financial instruments and risk management continued

Cash flow hedges

Cash flow hedges principally consist of interest rate and cross-currency swaps that are used to hedge the variability in future interest and currency cash flows on assets and liabilities which bear interest at variable rates and/or are in a foreign currency.

Forward foreign currency contracts are used to hedge anticipated and committed future currency cash flows. Where these contracts qualify for hedge accounting they are designated as cash flow hedges.

The group had outstanding hedging arrangements at 31 March 2013 as follows:

						Remaining term	Weighted average	Period over which forecast
Hedged item	Hedging		Notional	Derivative fair value		of hedging	interest rate on	transaction
	instruments	Hedge type	principal	Asset	Liability	instruments	hedging instruments	arises
			£m	£m	£m

Euro and US Dollar denominated borrowings[a]	Interest rate swaps	Cash flow	1,014	–	514	18 years	Sterling receivable at 0.7% Sterling payable at 6.0%
	Cross-currency swaps	Cash flow	4,892	904	34	1 to 18 years	Euro receivable at 6.0% US Dollar receivable at 6.3% Sterling payable at 5.7%
Sterling denominated borrowings[a]	Interest rate swaps	Fair value	500	114	–	16 years	Sterling receivable at 5.8% Sterling payable at 2.3%

Euro and US Dollar step up interest on currency denominated borrowings[a]	Forward currency contracts	Cash flow	166	10	–	3 months		18 years

Currency exposures on overseas purchases principally US Dollar and Asia Pacific currencies	Forward currency contracts	Cash flow	175	7	2	1 month rolling basis		12 months

Purchase of US Dollar denominated retail devices	Forward currency contracts	Cash flow	163	6	–	1 month rolling basis

Total				1,041	550

[a]	See note 22.

See note 25 for details of movements in the cash flow reserve.

86	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

24.	Financial instruments and risk management continued

The group had outstanding hedging arrangements at 31 March 2012 as follows:

			Notional	Derivative fair value		Remaining term of hedging	Weighted average interest rate on	Period over which forecast transaction
Hedged item	Hedging instruments	Hedge type	principal £m	Asset £m	Liability £m	instruments	hedging instruments	arises

Euro and US Dollar denominated borrowings[a]	Interest rate swaps	Cash flow	1,014	–	451	19 years	Sterling receivable at 1.4% Sterling payable at 6.0%
	Cross-currency swaps	Cash flow	5,451	769	59	1 to 19 years	Euro receivable at 5.8% US dollar receivable at 7.3% Sterling payable at 6.2%

Sterling denominated borrowings	Interest rate swaps	Fair value	500	82	–	17 years	Sterling receivable at 5.8% Sterling payable at 2.9%

Euro and US Dollar step up interest on currency denominated borrowings[a]	Forward currency contracts	Cash flow	189	–	5	3 months		19 years

Currency exposures on overseas purchases principally US Dollar and Asia Pacific currencies	Forward currency contracts	Cash flow	93	–	1	1 month rolling basis		12 months

Purchase of US Dollar denominated retail devices	Forward currency contracts	Cash flow	176	–	2	1 to 6 months

Total				851	518

[a]	See note 22.

Other derivatives

Our policy is not to use derivatives for trading purposes. However, due to the complex nature of hedge accounting under IAS 39, some derivatives may not qualify for hedge accounting, or are specifically not designated as a hedge where natural offset is more appropriate. Derivative instruments that do not qualify for hedge accounting are held at fair value through profit and loss under IAS 39.

At 31 March 2013 the group held certain foreign currency forward and interest rate swap contracts which were not in hedging relationships. These derivatives are disclosed on pages 83 and 84. Foreign currency forward contracts were economically hedging operational purchases and sales. The interest rate swap contracts became ineffective on first time adoption of IFRS. The volatility arising from these swaps is recognised through the income statement but is limited due to a natural offset in their fair value movements.

25.	Other reserves

	Other comprehensive income
	Cash flow reserve £m [a]	Available-for- sale reserve £m	[b]	Translation reserve £m [c]	Merger and other reserves £m	[d]	Total other reserves £m

At 1 April 2010	147	3		504	858		1,512
Exchange differences	–	–		(142)	–		(142)
Net fair value loss on cash flow hedges	(347)	–		–	–		(347)
Recognised in income and expense	333	1		–	–		334
Fair value movements on available-for-sale assets	–	20		–	–		20
Tax recognised in other comprehensive income	(5)	–		42	–		37

At 1 April 2011	128	24		404	858		1,414
Exchange differences	–	–		(39)	–		(39)
Recycled foreign exchange on disposal of subsidiary	–	–		2	–		2
Net fair value loss on cash flow hedges	(56)	–		–	–		(56)
Recognised in income and expense	179	–		–	–		179
Tax recognised in other comprehensive income	(22)	–		(1)	–		(23)

At 1 April 2012	229	24		366	858		1,477
Exchange differences	–	–		47	–		47
Net fair value loss on cash flow hedges	105	–		–	–		105
Recognised in income and expense	(168)	–		–	–		(168)
Fair value movements on available-for-sale assets	–	14		–	–		14
Tax recognised in other comprehensive income	14	–		10	–		24

At 31 March 2013	180	38		423	858		1,499

[a]	The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. Amounts ‘recognised in income and expense’ include a net debit to the cash flow reserve of £180m (2011/12: net credit of £174m, 2010/11: net credit of £293m) relating to fair value movements on derivatives. The items generating these foreign exchange movements are in designated cash flow hedge relationships.
[b]	The available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets.
[c]	The translation reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation.
[d]	The merger reserve arose on the group reorganisation that occurred in November 2001 and represented the difference between the nominal value of shares in the new ultimate parent company, BT Group plc, and the aggregate of the share capital, share premium account and capital redemption reserve of the prior ultimate parent company, British Telecommunications plc.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	87

26.	Directors’ emoluments and pensions

For the year ended 31 March 2013 the aggregate emoluments of the directors excluding deferred bonuses of £558,000 (2011/12: £632,000) was £2,010,000 (2011/12: £2,092,000). Deferred bonuses are payable in 5p ordinary shares of BT Group plc in three years’ time subject to continuous employment.

Retirement benefits were accruing to one director (2011/12: one) under a defined benefits pension scheme and one director (2011/12: one) under a money purchase scheme.

During the year two directors exercised options (2011/12: none) under BT Group plc share option plans. Three directors who held office for the whole or part of the year (2011/12: three) received or are entitled to receive 5p ordinary shares of BT Group plc under BT long-term incentive plans. The aggregate value of BT Group plc shares which vested in directors during the year under BT long-term incentive plans was £2,836,000 (2011/12: £137,000).

The emoluments of the highest paid director excluding his deferred bonus of £409,000 (2011/12: £454,000) were £1,266,000 (2011/12: £1,329,000). He is entitled to receive 2,703,540 BT Group plc 5p ordinary shares under BT long-term incentive plans subject to continuous employment and in some cases to certain performance conditions being met. There are retirement benefits accruing to the highest paid director under a defined benefit scheme.

Included in the above aggregate emoluments are those of Tony Chanmugam who is also a director of the ultimate holding company, BT Group plc. The directors do not believe it is practicable for the purposes of this report to apportion the amounts of total emoluments received by him between his services as director of the company and his services as director of BT Group plc.

27.	Related party transactions

Key management personnel comprise executive and non-executive directors and members of the Operating Committee of BT Group plc as well as the directors of the company. Compensation of key management personnel is disclosed in note 6.

During 2012/13 the group purchased services in the normal course of business and on an arm’s length basis from Tech Mahindra, which was a principal associate of the group at the beginning of the year. The net value of services purchased was £99m (2011/12: £253m, 2010/11: £258m). The group disposed of its remaining interest in Tech Mahindra in December 2012. The amount outstanding and payable for services at 31 March 2013 was £nil (2011/12: £51m, 2010/11: £61m).

Amounts paid to the group’s retirement benefit plans are set out in note 18.

British Telecommunications plc and certain of its subsidiaries act as a funder and deposit taker for cash related transactions for both its parent and ultimate parent company. The loan arrangements described below with these companies reflect this. Cash transactions usually arise where the parent and ultimate parent company are required to meet their external payment obligations or receive amounts from third parties. These principally relate to the payment of dividends, the buyback of shares and the exercise of share options. Transactions between the ultimate parent company, parent company and the group are settled on both a cash and non-cash basis through these loan accounts depending on the nature of the transaction.

In 2001/02 the group demerged its former mobile phone business and as a result BT Group plc became the listed ultimate parent company of the remaining group. The demerger steps resulted in the formation of an intermediary holding company, BT Group Investments Limited, between BT Group plc and British Telecommunications plc. This intermediary company held an investment of £18.5bn in British Telecommunications plc which was funded by an intercompany loan facility with British Telecommunications plc.

A summary of the balances with the parent and ultimate parent companies and the finance income or expense arising in respect of these balances is set out below:

		2013		2012

	Notes	Asset (liability) at 31 March £m	Finance income (expense) £m	Asset (liability) at 31 March £m	Finance income (expense) £m

Amounts owed by (to) parent company
Loan facility – non-current assets investments	20,23	17,806	225	18,140	258
Loan facility – current asset investments	20	723	n/a	630	n/a
Trade and other receivables	15	–	n/a	–	n/a
Trade and other payables	16	(55)	n/a	(68)	n/a

Amounts owed by (to) ultimate parent company
Non-current assets investments	20,23	1,193	36	1,286	32
Trade and other receivables	15	4	n/a	3	n/a
Current asset investments	20	21	n/a	21	n/a
Trade and other payables	16	(9)	n/a	(9)	n/a

The loan facility with the parent company accrued interest at a rate of LIBOR plus 50 basis points, is subject to an overall maximum of £25bn, and is either repayable on demand or from February 2015. In 2012/13 the overall loan investment balances were maintained at a similar level as prior year with the mix increasing the level of short-term loans. The parent company currently finances its obligations on the loan as they fall due through dividends paid by the company.

88	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the consolidated financial statements

28.	Financial commitments and contingent liabilities

Financial commitments were as follows:

At 31 March	2013 £m	2012 £m

Capital commitments	355	433
Programme rights commitments	888	–

Total	1,243	433

At 31 March 2013 programme rights commitments, mainly relating to Premier League football broadcast rights, are those for which the licence period has not yet started.

Future minimum operating lease payments for the group were as follows:

	2013 £m	2012 £m

Payable in the year ending 31 March:
2013	–	429
2014	412	403
2015	386	378
2016	374	366
2017	362	357
2018	361	356
Thereafter	5,287	5,304

Total future minimum operating lease payments	7,182	7,593

Operating lease commitments were mainly in respect of land and buildings which arose from a sale and operating leaseback transaction in a prior period. Leases have an average term of 19 years (2011/12: 20 years) and rentals are fixed for an average of 19 years (2011/12: 20 years).

Other than as disclosed below, there were no contingent liabilities or guarantees at 31 March 2013, other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.

The group has provided guarantees relating to certain leases entered into by Telefonica UK Limited (formerly O2 UK Limited) prior to the demerger of mmO2 from BT on 19 November 2001. mmO2 plc (part of the Telefonica group) has given BT a counter indemnity for these guarantees. There was no exposure as at 31 March 2013 (2011/12: US$118m, approximately £74m), although this could increase by US$90m (2011/12: US$228m), approximately £59m (2011/12: £143m), in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until Telefonica UK Limited has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.

The group does not believe that there is any single current court action that would have a material adverse effect on the financial position or operations of the group. During 2012/13 the aggregate volume and value of legal actions to which the group is party remained broadly the same as at the end of 2011/12.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	89

REPORT OF THE INDEPENDENT AUDITORS – PARENT COMPANY FINANCIAL STATEMENTS

Independent Auditors’ Report to the members of British Telecommunications plc (the ‘company’)

We have audited the parent company financial statements of British Telecommunications plc for the year ended 31 March 2013 which comprise the parent company balance sheet, the accounting policies and the related notes. The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

Respective responsibilities of directors and auditors

As explained more fully in the Statement of directors’ responsibilities set out on page 34, the directors are responsible for the preparation of the parent company financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the parent company financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the parent company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the British Telecommunications plc Annual Report & Form 20-F for the year ended 31 March 2013 to identify material inconsistencies with the parent company financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion the parent company financial statements:

•	give a true and fair view of the state of the company’s affairs as at 31 March 2013;
•	have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
•	have been prepared in accordance with the requirements of the Companies Act 2006.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion the information given in the Report of the directors for the financial year for which the parent company financial statements are prepared is consistent with the parent company financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:

•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
•	the parent company financial statements are not in agreement with the accounting records and returns; or
•	certain disclosures of directors’ remuneration specified by law are not made; or
•	we have not received all the information and explanations we require for our audit.

Other matter

We have reported separately on the consolidated financial statements of British Telecommunications plc for the year ended 31 March 2013.

Paul Barkus (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London, United Kingdom

15 May 2013

90	British Telecommunications plc Annual Report & Form 20-F 2013	Report of the independent auditors – Parent company financial statements

FINANCIAL STATEMENTS OF BRITISH TELECOMMUNICATIONS PLC

BRITISH TELECOMMUNICATIONS PLC PARENT COMPANY ACCOUNTING POLICIES

(i)	Accounting basis

As used in these financial statements and associated notes, the term ‘company’ refers to British Telecommunications plc (BT plc). These separate financial statements of the company are presented as required by the Companies Act 2006. The separate financial statements have been prepared in accordance with UK Generally Accepted Accounting Practice (UK GAAP).

The financial statements are prepared on a going concern basis and under the historical cost convention as modified by the revaluation of certain financial instruments at fair value.

The opening retained earnings of the earliest reported period have been restated by £97m to reflect the elimination of the trading results of a subsidiary company previously recognised in the company’s results. There is a corresponding increase in loans from group undertakings. This has resulted in a reduction to the net assets of the company of £97m.

The company’s policy for the recognition of government grants was changed from 1 April 2012. Under the new policy, which is set out on page 92, assets and operating costs are recognised net of government grants receivable.

Before 1 April 2012 government grants were initially recognised as deferred income. Subsequent to initial recognition grants that compensated the company for costs incurred were recognised in the profit and loss account within other operating income on a straight line basis over the useful life of the related asset.

Net presentation is considered a more appropriate policy than the previous gross presentation as it better presents the incremental costs to the business. The new policy has been applied prospectively and comparative financial information has not been restated as the impact of grants on prior period information is immaterial.

Exemptions

As permitted by Section 408(3) of the Companies Act 2006, the company’s profit and loss account has not been presented.

The BT plc consolidated financial statements for the year ended 31 March 2013 contain a consolidated cash flow statement. Consequently, the company has taken advantage of the exemption in FRS 1, ‘Cash Flow Statements’, not to present its own cash flow statement.

The BT plc consolidated financial statements for the year ended 31 March 2013 contain related party disclosures. Consequently, the company has taken advantage of the exemption in FRS 8, ‘Related Party Disclosures’, not to disclose transactions with other members of the BT Group.

The BT plc consolidated financial statements for the year ended 31 March 2013 contain financial instruments disclosures which comply with FRS 29, ‘Financial Instruments: Disclosures’. Consequently, the company is exempted from the disclosure requirements of FRS 29 in respect of its financial instruments.

(ii)	Turnover

Turnover represents the fair value of the consideration received or receivable for communication services and equipment sales, net of discounts and sales taxes. Turnover is recognised when it is probable that the economic benefits associated with a transaction will flow to the company and the amount of turnover and associated costs can be measured reliably. Where the company acts as an agent in a transaction, it recognises turnover net of directly attributable costs.

Services

Turnover arising from separable installation and connection services is recognised when it is earned, upon activation. Turnover from the rental of analogue and digital lines and private circuits is recognised evenly over the period to which it relates. Turnover from calls is recognised at the time the call is made over the company’s network.

Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as turnover as the service is provided. Turnover arising from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the company’s network.

Equipment sales

Turnover from the sale of equipment is recognised when all the significant risks and rewards of ownership are transferred to the buyer, which is normally the date the equipment is delivered and accepted by the customer.

Long-term contractual arrangements

Turnover from long-term contractual arrangements, including fixed price contracts to design and build software solutions, is recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract such as the proportion of costs incurred relative to the estimated total contract costs, or other measures of completion such as the achievement of contract milestones and customer acceptance. In the case of time and materials contracts, turnover is recognised as the service is rendered.

Costs related to delivering services under long-term contractual arrangements are expensed as incurred except for an element of costs incurred in the initial set up, transition or transformation phase, which is deferred and recorded within debtors due after more than one year. These costs are then recognised in the profit and loss account on a straight line basis over the remaining contract term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts, relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.

The percentage of completion method relies on estimates of total expected contract turnover and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. In such circumstances, turnover is recognised equal to the costs incurred to date, to the extent that such turnover is expected to be recoverable, or costs are accrued to bring the margin to nil. Recognised turnover and profits are subject to revisions during the contract if the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated turnover for a contract, the full contract life loss is recognised immediately.

Multiple element arrangements

Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, turnover is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of relative fair value and the appropriate turnover recognition criteria are applied to each element as described above.

(iii)	Research and development

Research expenditure is recognised in the profit and loss account in the period in which it is incurred. Development expenditure, including the cost of internally developed software, is recognised in

Parent company accounting policies	British Telecommunications plc Annual Report & Form 20-F 2013	91

the profit and loss account in the period in which it is incurred unless it is probable that economic benefits will flow to the company from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet. Capitalisation ceases when the asset being developed is ready for use.

Research and development costs include direct and indirect labour, materials and directly attributable overheads.

(iv)	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.

Leases of tangible fixed assets where the company holds substantially all the risks and rewards of ownership are classified as finance leases. Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method.

Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the profit and loss account on a straight line basis over the period of the lease.

(v)	Foreign currencies

Foreign currency transactions are translated into the reporting currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of transactions and the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the profit and loss account in the line that most appropriately reflects the nature of the item or transaction.

(vi)	Goodwill

Goodwill arising from the purchase of businesses represents the excess of the fair value of the purchase consideration over the fair value of the identifiable net assets acquired.

Goodwill is amortised on a straight line basis from the time of acquisition over its useful economic life. The economic life is normally presumed to be a maximum of 20 years.

If a business is subsequently sold, the appropriate unamortised goodwill is included in the profit and loss account in the period of disposal as part of the gain or loss on disposal.

(vii)	Tangible fixed assets

Tangible fixed assets are stated at historical cost, net of any accumulated depreciation, government grants and any impairment charges. On disposal of tangible fixed assets, the difference between the sale proceeds and the net book value at the date of disposal is recorded in other operating income in the profit and loss account.

Included within the cost of network infrastructure and equipment are direct and indirect labour costs, materials, and directly attributable overheads. Depreciation is provided on tangible fixed assets on a straight line basis from the time the asset is available for use, to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not depreciated.

The lives assigned to principal categories of assets are as follows:

Land and buildings
Freehold buildings	40 years
Leasehold land and buildings	Unexpired portion of
lease or 40 years,
whichever is the shorter
Network infrastructure and other equipment
Transmission equipment:
Duct	40 years
Cable	3 to 25 years
Fibre	5 to 20 years
Exchange equipment	2 to 13 years
Payphones and other network equipment	2 to 20 years

Other
Motor vehicles	2 to 9 years
Computers and office equipment	3 to 6 years
Software	2 to 10 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually and, if necessary, changes are recognised prospectively.

(viii)	Impairment of fixed assets, intangible assets and goodwill

Fixed assets, intangible assets and goodwill are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount might not be recoverable. Goodwill is also reviewed for impairment at the end of the first financial year after its initial recognition.

When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the continued use of the asset, and the fair value less cost to sell. Impairment losses are recognised in the profit and loss account.

(ix)	Government grants

Our policy for government grants changed from 1 April 2012 as explained on page 91. Government grants are recognised when there is reasonable assurance that the conditions associated with the grants have been complied with and the grants will be received.

Grants for the purchase or production of fixed assets are deducted from the cost of the related assets and reduce future depreciation expense accordingly. Grants for the reimbursement of operating expenditure are deducted from the related category of costs in the profit and loss account. Government grants received relating to future expenditure are recognised as payments received in advance within Other payables.

(x)	Investments in subsidiary undertakings

Investments in subsidiary undertakings are stated at cost and reviewed for impairment if there are indicators that the carrying value may not be recoverable.

(xi)	Stocks

Stocks mainly comprise items of equipment held for sale or rental and consumable items.

Equipment and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence. Cost is calculated on a first-in-first-out basis.

92	British Telecommunications plc Annual Report & Form 20-F 2013	Parent company accounting policies

(xii)	Programme rights

Programme rights are recognised on the balance sheet from the point at which the legally enforceable licence period begins. Rights for which the licence period has not started are disclosed as contractual commitments in note 14. Payments made to receive commissioned or acquired programming in advance of the legal right to broadcast the programmes are classified as prepayments.

Programme rights are initially recognised at cost and are amortised from the point at which they are available for use, on a straight line basis over the programming period, or the remaining licence term, as appropriate. The amortisation charge is recorded within operating costs in the profit and loss account.

Programmes produced internally are recognised within current assets at production cost, which includes labour costs and an appropriate portion of relevant overheads, and charged to the profit and loss account over the period of the related broadcast.

Programme rights are tested for impairment in accordance with the company’s policy for impairment of fixed assets, intangible assets and goodwill set out on page 92.

(xiii)  Redundancy costs

Redundancy or leaver costs are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The company recognises redundancy or leaver costs when it is demonstrably committed to the affected employees leaving the company.

(xiv)  Post retirement benefits

The company’s obligation in respect of defined benefit pension plans is the present value of the defined benefit pension obligation less the fair value of the plan assets. The calculation of the obligation is performed by a qualified actuary using the projected unit credit method and key actuarial assumptions at the balance sheet date.

The profit and loss account charge is allocated between an operating charge and net finance income or expense. The operating charge reflects the increase in the defined benefit obligation resulting from pension benefit earned by active employees in the current period. The net finance income reflects the expected return on the assets of the plan offset by the unwinding of the discount applied to the liabilities of the plan, based on conditions prevailing at the start of the year. Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the reconciliation of movement in equity shareholders’ funds.

The company also operates defined contribution pension schemes and the profit and loss account charge represents the contributions payable for the year.

(xv)	Share-based payments

The ultimate parent of BT plc, BT Group plc, operates a number of equity settled share-based arrangements, as detailed in note 19 to the BT plc consolidated financial statements, under which the company receives services from employees as consideration for equity instruments (share options and shares) of BT Group plc. Equity settled share-based payments are measured at fair value at the date of grant excluding the effect of non market-based vesting conditions but including any market-based performance criteria and the impact of non-vesting conditions (for example the requirement for employees to save). The fair value determined at the grant date is recognised as an expense on a straight line basis over the vesting period, based on the company’s estimate of the options or shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Fair value is measured using either the Binomial options pricing model or Monte Carlo simulations, whichever is most appropriate to the share-based payment arrangement.

Service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions which have to be taken into account to determine the fair value of equity instruments granted. In the case that an award or option does not vest as a result of a failure to meet a non-vesting condition that is within the control of either counterparty, this is accounted for as a cancellation. Cancellations are treated as accelerated vesting and all remaining future charges are immediately recognised in the profit and loss account. As the requirement to save under an employee sharesave arrangement is a non-vesting condition, employee cancellations are treated as an accelerated vesting.

Awards that lapse or are forfeited result in a credit to the profit and loss account (reversing the previously recognised charges) in the year in which they lapse or are forfeited.

(xvi)  Current and deferred income tax

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date. The company periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and the company establishes provisions where appropriate on the basis of the amounts expected to be paid to the tax authorities.

Deferred tax is recognised, in respect of timing differences between the carrying amount of the company’s assets and liabilities and their tax base. A deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible timing difference can be utilised.

Deferred tax is determined using tax rates that are expected to apply in periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax balances are not discounted.

(xvii)  Dividends

Dividend distributions are recognised as a liability in the year in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when they are paid; final dividends when authorised in general meetings by shareholders.

(xviii)  Provisions

Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. Onerous lease provisions have been measured at the lower of the cost to fulfil or the cost to exit the contract.

(xix)  Financial instruments

Financial assets

Financial assets at fair value through profit and loss

A financial asset is classified in this category if it is either acquired principally for the purpose of selling in the short-term (held for trading) or if so designated by management. Financial assets at fair value through profit and loss are initially recognised and subsequently measured at fair value, with changes in value recognised in the profit and loss account. Any direct transaction costs are recognised immediately in the profit and loss account.

Parent company accounting policies	British Telecommunications plc Annual Report & Form 20-F 2013	93

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those for which the company may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available-for-sale. Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method, with changes in carrying value recognised in the profit and loss account.

Fixed asset investments

Fixed asset investments are stated at cost net of permanent

diminution in value.

Available-for-sale financial assets

Non-derivative financial assets classified as available-for-sale are either specifically designated in this category or not classified in any of the other categories. Available-for-sale financial assets are initially recognised at fair value plus direct transaction costs and then re-measured at subsequent reporting dates to fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses, which are recognised in the profit and loss account) recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the profit and loss account in the line that most appropriately reflects the nature of the item or transaction.

Debtors

Financial assets within debtors are initially recognised at fair value, which is usually the original invoiced amount, and are subsequently carried at amortised cost using the effective interest method less provisions made for doubtful debts. Provisions are made specifically where there is evidence of a risk of non payment, taking into account ageing, previous losses experienced and general economic conditions.

Cash

Cash includes cash in hand and bank deposits repayable on demand.

Impairment of financial assets

The company assesses at each balance sheet date whether a financial asset or group of financial assets are impaired. Where there is objective evidence that an impairment loss has arisen on assets carried at amortised cost, the carrying amount is reduced with the loss being recognised in the profit and loss account. The impairment loss is measured as the difference between that asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

Financial liabilities

Creditors

Financial liabilities within creditors are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.

Loans and other borrowings

Loans and other borrowings are initially recognised at fair value plus directly attributable transaction costs. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and, if included in a fair value hedge relationship, are re-valued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings. The resulting amortisation of fair value movements, on de-designation of the hedge, are recognised in the profit and loss account.

Derivative financial instruments and hedge accounting

The company uses derivative financial instruments mainly to reduce exposure to foreign exchange and interest rate risks. The company does not hold or issue derivative financial instruments for financial trading purposes. However, derivatives that do not qualify for hedge accounting are classified as held for trading and are initially recognised and subsequently measured at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the profit and loss account in net finance expense. Derivative financial instruments are classified as current assets or current liabilities where they have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months, they are classified within either fixed assets or creditors falling due after more than one year.

Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends upon the nature of the hedge. To qualify for hedge accounting, hedge documentation must be prepared at inception and the hedge must be expected to be highly effective both prospectively and retrospectively. The hedge is tested for effectiveness at inception and in subsequent periods in which the hedge remains in operation. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or no longer qualifies for hedge accounting or the company chooses to end the hedge relationship. The group designates certain derivatives as either cash flow hedges or fair value hedges.

Cash flow hedges

When a financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity in the cash flow reserve. For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line in the profit and loss account in the same period or periods that the hedged transaction affects the profit and loss account. Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the profit and loss. Where ineffectiveness arises on highly probable transactions, it is recognised in the profit and loss account line that most appropriately reflects the nature of the item or transaction.

Fair value hedges

When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitment, the change in fair value of the derivative that is designated as a fair value hedge is recorded in the profit and loss account at each reporting date, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.

Hedge of net investment in a foreign operation

Exchange differences arising from the retranslation of currency instruments designated as hedges of net investments in a foreign operation are taken to shareholders’ equity on consolidation to the extent that the hedges are deemed effective.

Any ineffectiveness arising on a hedge of a net investment in a foreign operation is recognised in net finance expense.

94	British Telecommunications plc Annual Report & Form 20-F 2013	Parent company accounting policies

PARENT COMPANY BALANCE SHEET

British Telecommunications plc parent company balance sheet

At 31 March	Notes	2013 £m	2012 £m	[a]

Fixed assets
Intangible assets	1	292	314
Tangible assets	2	14,282	14,564
Derivative financial instruments	3	1,080	886
Investments in subsidiary undertakings, associates and joint ventures	4	41,751	44,773
Other investments	5	10,790	14,143

Total fixed assets		68,195	74,680

Current assets
Stocks		53	71
Debtors	6	2,485	3,569
Derivative financial instruments	3	170	137
Other investments	5	6,406	5,626
Cash		–	53

Total current assets		9,114	9,456

Creditors: amounts falling due within one year
Loans and other borrowings	7	9,865	8,876
Derivative financial instruments	3	74	89
Other creditors	8	3,918	4,440

Total creditors: amounts falling due within one year		13,857	13,405

Net current liabilities		(4,743)	(3,949)

Total assets less current liabilities		63,452	70,731

Creditors: amounts falling due after more than one year
Loans and other borrowings	7	38,688	46,310
Derivative financial instruments	3	802	757
Other creditors	9	877	853

Total creditors: amounts falling due after more than one year		40,367	47,920

Provisions for liabilities and charges
Deferred taxation	10	1,343	1,256
Other provisions	10	524	765

Total provisions for liabilities and charges		1,867	2,021

Net assets excluding pension obligation		21,218	20,790

Pension obligation	15	4,385	1,765

Net assets including pension obligation		16,833	19,025

Capital and reserves
Called up share capital	11	2,172	2,172
Share premium account	11	8,000	8,000
Other reserves	11	904	951
Profit and loss account	11	5,757	7,902

Equity shareholders’ funds		16,833	19,025

[a]	Restated. See page 91.

The financial statements of the company on pages 91 to 107 were approved by the board of directors on 15 May 2013 and were signed on its behalf by

Tony Chanmugam

Director

Parent company balance sheet	British Telecommunications plc Annual Report & Form 20-F 2013	95

NOTES TO THE FINANCIAL STATEMENTS

1.	Intangible fixed assets

Goodwill £m

Cost
At 1 April 2012 and 31 March 2013	473

Accumulated amortisation
At 1 April 2012	159
Charge for the year	22

At 31 March 2013	181

Net book value
At 31 March 2013	292

At 31 March 2012	314

2.	Tangible fixed assets

	Land and buildings £m	Network infrastructure and equipment £m [a]	Other £m [b]	Assets in course of construction £m	Total £m

Cost
At 1 April 2012	564	39,733	4,748	978	46,023
Additions[c]	–	37	73	2,049	2,159
Transfers	8	1,632	476	(2,116)	–
Disposals and adjustments	(59)	(306)	(190)	1	(554)

At 31 March 2013	513	41,096	5,107	912	47,628

Accumulated depreciation
At 1 April 2012	323	27,870	3,348	–	31,541
Charge for the year	31	1,718	684	–	2,433
Disposals and adjustments	(59)	(305)	(191)	–	(555)

At 31 March 2013	295	29,283	3,841	–	33,419

Net book value at 31 March 2013	218	11,813	1,266	912	14,209
Engineering stores	–	–	–	73	73

Total net book value of tangible fixed assets at 31 March 2013	218	11,813	1,266	985	14,282

Net book value at 31 March 2012	241	11,863	1,400	978	14,482
Engineering stores	–	–	–	82	82

Total net book value of tangible fixed assets at 31 March 2012	241	11,863	1,400	1,060	14,564

At 31 March				2013 £m	2012 £m

The net book value of land and buildings comprised:
Freehold				60	67
Leasehold				158	174

Total net book value of land and buildings				218	241

[a]	The net book value of assets held under finance leases included within network infrastructure and equipment at 31 March 2013 was £264m (2011/12: £503m). The depreciation charge on those assets for the year ended 31 March 2013 was £216m (2011/12: £292m).
[b]	Other mainly comprises software, computers and motor vehicles.
[c]	Net of government grants of £15m (2011/12: £nil).

96	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the financial statements

3.	Derivative financial instruments

	2013		2012
At 31 March	Assets £m	Liabilities £m	Assets £m	Liabilities £m

Cash flow hedges
Interest rate swaps	–	514	–	451
Cross currency swaps	904	34	769	59
Forward foreign exchange rate contracts	23	2	–	8

	927	550	769	518

Fair value hedges
Interest rate swaps	114	–	82	–

	114	–	82	–

Derivatives not in a formal hedge relationship
Interest rate swaps	189	316	171	322
Forward foreign exchange rate contracts	20	10	1	6

	209	326	172	328

	1,250	876	1,023	846

Analysed as:
Current assets	170	74	137	89
Fixed assets	1,080	802	886	757

	1,250	876	1,023	846

Details of hedges in which the derivatives are utilised are disclosed in note 18.

4.	Investments in subsidiary undertakings, associates and joint ventures

	Subsidiary undertakings £m	Associates and joint ventures £m	Total £m

Cost
At 1 April 2012	48,474	3	48,477
Additions	67	4	71
Disposals[a]	(3,073)	(1)	(3,074)

At 31 March 2013	45,468	6	45,474

Provisions and amounts written off
At 1 April 2012	3,704	–	3,704
Additions	19	–	19

At 31 March 2013	3,723	–	3,723

Net book value at 31 March 2013	41,745	6	41,751

Net book value at 31 March 2012	44,770	3	44,773

[a]	Includes a capital distribution of £3,042m from New Cellular Holdings Limited.

Details of the principal operating subsidiary undertakings are set out on page 107.

5.	Other investments

At 31 March	2013 £m	2012 £m

Fixed assets
Available-for-sale assets	4	37
Loans to group undertakings	7,614	10,513
Loans to parent undertakings	3,172	3,593

	10,790	14,143

Current assets
Available-for-sale assets	530	505
Loans and receivables	586	82
Loans to group undertakings	4,747	4,515
Loans to parent undertakings	543	524

	6,406	5,626

Available-for-sale current assets consist of investments in AAA rated liquidity funds denominated in Sterling of £530m (2011/12: £505m).

Loans to group undertakings and parent undertakings which total £16,076m (2011/12: £19,145m) are denominated in Sterling of £11,686m (2011/12: £15,039m), Euro of £1,191m (2011/12: £1,071m), US Dollars of £2,331m (2011/12: £2,353m) and other currencies of £868m (2011/12: £682m).

Notes to the financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	97

6.	Debtors

At 31 March	2013 £m	2012 £m

Debtors due within one year
Trade debtors	685	960
Amount owed by group undertakings	918	1,253
Amount owed by parent undertakings	4	3
Other debtors	111	98
Current tax receivable	9	273
Accrued income	390	469
Prepayments	298	449

	2,415	3,505

Debtors due after more than one year
Other assets[a]	70	64

Total debtors	2,485	3,569

[a]	Mainly represents costs relating to the initial set up, transition or transformation phase of long-term networked IT services contracts.

7. Loans and other borrowings

At 31 March	2013 £m	2012 £m	[g]

5.15% US$850m bond due January 2013[a]	–	538
5.25% €1,000m bond due January 2013[a]	–	842
Floating US$500m FRN due December 2013[a]	329	–
5.25% €750m bond due June 2014[a]	660	650
6.125% €600m bond due July 2014[a,b]	530	522
2.00% US$750m bond due June 2015[a]	497	–
6.5% €1,000m bond due July 2015[a]	886	874
8.50% £683m bond due December 2016 (2011/12: 8.50%, minimum 7.5%d)	699	705
6.625% £500m bond due June 2017[a]	525	525
5.95% US$1,100m bond due January 2018[a]	734	697
8.625% £300m bond due March 2020	299	298
3.5% £250m index linked bond due April 2025	370	358
5.75% £600m bond due December 2028[c]	717	686
9.625% US$2,670m bond due December 2030 (2011/12: 9.625%, minimum 8.625%d)[a]	1,809	1,719
6.375% £500m bond due June 2037[a]	521	522

Total listed bonds	8,576	8,936

Finance leases	3	4
Finance leases with group undertakings[f]	104	199

Total finance leases	107	203

6.375% £300m bank loan due August 2012	–	312
Commercial paper[e]	769	588
Loans from group undertakingsf,[g]	38,696	44,794
Other loans	388	351
Bank overdrafts	17	2

Total other loans and borrowings	39,870	46,047

Total loans and borrowings	48,553	55,186

[a]	Designated in a cash flow hedge relationship.
[b]	The interest rate payable on this bond attracts an additional 1.25% for a downgrade by one credit rating category by either or both Moody’s and S&P below Baa3/BBB–, respectively.
[c]	Designated in a fair value hedge relationship.
[d]	The interest rate payable on this bond attracts an additional 0.25% for a downgrade by one credit rating by either Moody’s or S&P to the group’s senior unsecured debt below A3/A- respectively. In addition, if Moody’s or S&P subsequently increase the ratings then the interest rate will be decreased by 0.25% for each rating category upgrade by each rating agency. In no event will the interest rate be reduced below the minimum rate reflected in the above table.
[e]	Commercial paper of £146m (2011/12: £208m) is denominated in Euros and of £623m (2011/12: £380m) in US Dollars.
[f]	Loans from group undertakings including finance leases are £38,800m (2011/12: £44,993m) which consist of £36,353m (2011/12: £41,260m) denominated in Sterling, £1,257m (2011/12: £1,502m) denominated in Euros, £714m (2011/12: £1,903m) denominated in US Dollars and £476m (2011/12: £328m) denominated in other currencies. Included within these balances are fixed interest bonds issued to group undertakings amounting to £1,647m (2011/12: £1,594m) denominated in Sterling and £14m (2011/12: £14m) denominated in Euros with maturities between 2013 and 2025.
[g]	Restated. See page 91.

The interest rates payable on loans and borrowings disclosed above reflect the coupons on the underlying issued loans and borrowings and not the interest rates achieved through applying associated cross-currency and interest rate swaps in hedge arrangements.

98	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the financial statements

7.	Loans and other borrowings continued

Loans and other borrowings are analysed as follows:

At 31 March	2013 £m	2012 £m	[a]

Current liabilities
Listed bonds	566	1,609
Finance leases	1	–
Finance lease with subsidiary undertakings	57	101
Commercial paper	769	588
Loans from group undertakings	8,069	5,912
Other loans and bank overdrafts	403	666

Total current liabilities	9,865	8,876

Non-current liabilities
Listed bonds	8,010	7,327
Finance leases	2	4
Finance lease with subsidiary undertakings	47	99
Loans from group undertakings	30,627	38,880
Other loans and borrowings	2	–

Total non-current liabilities	38,688	46,310

Total	48,553	55,186

At 31 March	2013 £m	2012 £m	[a]

Repayments falling due as follows:
Within one year, or on demand	9,865	8,876

Between one and two years	1,177	50
Between two and three years	1,344	1,154
Between three and four years	685	834
Between four and five years	1,227	689
After five years	34,147	43,505

Total due for repayment after more than one year	38,580	46,232

Total repayments	48,445	55,108
Fair value adjustments for hedged risk	108	78

Total loans and other borrowings	48,553	55,186

[a]	Restated. See page 91.

	Minimum lease payments		Repayment of outstanding lease obligations
At 31 March	2013 £m	2012 £m	2013 £m	2012 £m

Amounts payable under finance leases:
Within one year	62	109	58	101
In the second to fifth years inclusive	47	102	43	97
After five years	7	5	6	5

	116	216	107	203
Less: future finance charges	(9)	(13)	–	–

Total finance lease obligations	107	203	107	203

The company’s obligations under finance leases are secured by the lessors’ title to the leased assets.

8.	Other creditors: amounts falling due within one year

At 31 March	2013 £m	2012 £m

Trade creditors	1,738	2,090
Amounts owed to group undertakings	164	196
Amounts owed to parent undertakings	64	77
Other taxation and social security	352	392
Other creditors	408	299
Accrued expenses	297	303
Deferred income	895	1,083

Total	3,918	4,440

9.	Other creditors: amounts falling due after more than one year

At 31 March	2013 £m	2012 £m

Other creditors	20	31
Deferred income	857	822

Total	877	853

Notes to the financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	99

10.	Provisions for liabilities and charges

Provisions for liabilities and charges excluding deferred taxation	Property provisions £m	[a]	Other provisions £m [b]	Total £m

At 1 April 2012	296		469	765
Charged to the profit and loss account	–		75	75
Unwind of discount	6		–	6
Utilised or released	(61)		(226)	(287)
Transfers	–		(35)	(35)

At 31 March 2013	241		283	524

[a]	Property provisions mainly comprise onerous lease provisions arising from the rationalisation of the group’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from one to 19 years.
[b]	Other provisions include amounts provided for legal or constructive obligations arising from insurance claims, litigation and regulatory risks, which will be utilised as the obligations are settled.

Deferred taxation

Deferred tax is provided for in full on certain timing differences.

		£m

At 1 April 2012		1,256
Credit recognised in the profit and loss account		103
Charge recognised in reserves		(16)

At 31 March 2013		1,343

At 31 March	2013 £m	2012 £m

Tax effect of timing differences due to:
Excess capital allowances	1,450	1,366
Share-based payments	(39)	(57)
Other	(68)	(53)

Total provision for deferred taxation	1,343	1,256

The deferred taxation asset relating to the retirement benefit deficit is disclosed in note 15.

11.	Reconciliation of movement in equity shareholders’ funds

	Share capital £m	[a]	Share premium account £m	[b]	Other reserves £m [d]	Profit and loss account £m [e]	Total £m

At 1 April 2011	2,172		8,000		856	7,570	18,598
Profit for the year[c]	–		–		–	2,409	2,409
Actuarial losses	–		–		–	(2,720)	(2,720)
Tax on actuarial losses	–		–		–	598	598
Share-based payments	–		–		–	64	64
Tax on items taken directly to equity	–		–		(11)	–	(11)
Gain on available-for-sale assets	–		–		3	–	3
Decrease in fair value of cash flow hedges	–		–		(78)	–	(78)
Recognised in profit and loss account in the year	–		–		181	–	181
Other movements	–		–		–	(19)	(19)

At 1 April 2012	2,172		8,000		951	7,902	19,025
Profit for the year[c]	–		–		–	2,138	2,138
Actuarial losses	–		–		–	(3,727)	(3,727)
Tax on actuarial losses	–		–		–	808	808
Share-based payments	–		–		–	51	51
Tax on items taken directly to equity	–		–		14	–	14
Increase in fair value of cash flow hedges	–		–		105	–	105
Dividends to holding company	–		–		–	(1,400)	(1,400)
Recognised in profit and loss account in the year	–		–		(166)	–	(166)
Other movements	–		–		–	(15)	(15)

At 31 March 2013	2,172		8,000		904	5,757	16,833

[a]	The allotted, called up and fully paid ordinary share capital of the company at 31 March 2013 and 31 March 2012 was £2,172m representing 8,689,755,905 ordinary shares of 25p each.
[b]	The share premium account, representing the premium on allotment of shares, and the capital redemption reserve are not available for distribution.
[c]	As permitted by Section 408(3) of the Companies Act 2006, no profit and loss account of the company is presented. The company’s profit for the financial year including dividends received from subsidiary undertakings was £2,138m (2011/12: £2,409m) before dividends paid of £1,400m (2011/12: £nil).
[d]	A breakdown of other reserves is provided in note 12.
[e]	Restated. See page 91.

100	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the financial statements

12.	Reconciliation of movement in other reserves

	Available-for-sale reserve £m	Cash flow reserve £m [a]	Capital redemption reserve £m	[b]	Total other reserves £m

At 1 April 2011	(3)	107	752		856
Gain on available-for-sale assets	3	–	–		3
Net fair value losses	–	(78)	–		(78)
Recognised in profit and loss account in the year	–	181	–		181
Tax on items taken directly to equity	–	(11)	–		(11)

At 1 April 2012	–	199	752		951
Net fair value gains	–	105	–		105
Recognised in profit and loss account in the year	–	(166)	–		(166)
Tax on items taken directly to equity	–	14	–		14

At 31 March 2013	–	152	752		904

[a]	The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. Amounts recognised in profit and loss account in the year relate to fair value movements on derivatives. The items generating these foreign exchange movements are in designated cash flow hedge relationships.
[b]	The capital redemption reserve is not available for distribution.

13.	Related party transactions

The company is a wholly owned subsidiary of BT Group Investments Limited, which is the immediate parent company. BT Group Investments Limited is a wholly owned subsidiary of the ultimate holding company and controlling entity, BT Group plc.

Copies of the ultimate holding company’s financial statements may be obtained from The Secretary, BT Group plc, 81 Newgate Street, London EC1A 7AJ.

The results of the company are included in the consolidated financial statements of BT Group plc. Consequently, the company is exempt under the terms of FRS 8, ‘Related Party Disclosures’, from disclosing details of transactions and balances with BT Group plc, fellow subsidiaries and associated undertakings, and other companies which are deemed to be under common control.

14.	Financial commitments and contingent liabilities

At 31 March	2013 £m	2012 £m

Contracts placed for capital expenditure not provided in the accounts	346	422

Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring:
Within one year	17	21
Between one and five years	47	78
After five years	305	299

Total payable within one year	369	398

Operating lease commitments were mainly in respect of land and buildings which arose from a sale and operating leaseback transaction in a prior period. Leases have an average term of 19 years (2011/12: 20 years) and rentals are fixed for an average of 19 years (2011/12: 20 years).

Other than as disclosed below, there were no contingent liabilities or guarantees at 31 March 2013, other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.

The company has provided guarantees relating to certain leases entered into by Telefonica UK Limited (formerly O2 UK Limited) prior to the demerger of mmO2 from BT on 19 November 2001. mmO2 plc (part of the Telefonica group) has given BT a counter indemnity for these guarantees. There was no exposure as at 31 March 2013 (2011/12: US$118m, approximately £74m), although this could increase by US$90m (2011/12: US$228m), approximately £59m (2011/12: £143m), in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until Telefonica UK Limited has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.

The company does not believe that there is any single current court action that would have a material adverse effect on the financial position or operations of the company. During 2012/13 the aggregate volume and value of legal actions to which the company is party remained broadly the same as at the end of 2011/12.

Notes to the financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	101

15.	Retirement benefits

Background

The company has both defined benefit and defined contribution retirement benefit plans. The company’s main plans are in the UK and the largest by membership is the BT Pension Scheme (BTPS) which is a defined benefit plan that has been closed to new entrants since 31 March 2001. Subsequent to that date new entrants have been able to join a defined contribution plan, currently the BT Retirement Saving Scheme (BTRSS), a contract based defined contribution arrangement.

BTPS

Management of the scheme

BT Pension Scheme Trustees Limited (the Trustee) has been appointed by BT as an independent Trustee to administer and manage the scheme on behalf of the members in accordance with the terms of the Trust Deed of the scheme and relevant legislation. Under the terms of the Trust Deed there are nine Trustee directors all of whom are appointed by BT. The Chairman of the Trustee is appointed after consultation with, and with the agreement of, the relevant trade unions who are also responsible for nominating four directors to act as representatives of the members. Of the remaining four directors, two will normally hold senior positions within the group, and two will normally hold (or have held) senior positions in commerce or industry. Subject to there being an appropriately qualified candidate at least one of the Trustee directors should be a current pensioner or deferred pensioner of the BTPS. Trustee directors are appointed for a three-year term, but are then eligible for re-appointment.

Accounting under FRS 17

Profit and loss account

Year ended 31 March	2013 £m	2012 £m

Current service cost – defined benefit plans	216	256
– defined contribution plans	100	85

Total operating charge	316	341

Expected return on pension plan assets	(1,998)	(2,280)
Interest expense on pension plan liabilities	1,962	2,077

Net finance income	(36)	(203)

Amount charged to profit before taxation	280	138

The total current service cost relating to defined benefit plans was £217m (2011/12: £258m) of which £1m (2011/12: £2m) has been recharged to subsidiary undertakings who are participating employers in the BTPS. The company retains the full liability for the BTPS.

The profit and loss account charge in respect of defined contribution schemes represents the contribution payable by the company based upon a fixed proportion of employees’ pay. The company has no exposure to investment and other experience risk.

Amounts recognised in equity shareholders’ funds

Year ended 31 March	2013 £m	2012 £m

Actuarial (losses) gains at 1 April	(2,489)	231

Actuarial (losses) gains for the year:
– arising on plan liabilities	(6,220)	(1,647)
– arising on plan assets	2,493	(1,073)

Net actuarial losses recognised for the year in equity shareholders’ funds	(3,727)	(2,720)

Actuarial losses at 31 March	(6,216)	(2,489)

102	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the financial statements

15.	Retirement benefits continued

The history of actuarial gains and losses analysed between amounts arising from changes in assumptions and amounts arising from experience gains and losses is set out below:

At 31 March	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m

Present value of defined benefit liability	(47,040)	(40,667)	(38,754)	(43,057)	(33,108)
Fair value of plan assets	41,344	38,345	37,034	35,278	29,227

Net pension obligation	(5,696)	(2,322)	(1,720)	(7,779)	(3,881)

Actuarial (loss) gain arising from assumptions used to value the defined benefit liability[a]	(6,078)	(1,007)	4,656	(11,102)	2,653
Actuarial (loss) gain arising from experience adjustments on defined benefit liability[b]	(142)	(640)	258	1,632	(238)

Total actuarial (loss) gain arising on defined benefit liability	(6,220)	(1,647)	4,914	(9,470)	2,415

Total actuarial gain or loss arising on defined benefit liability as a percentage of the present value of the defined benefit liability	13.2%	4.0%	12.7%	22.0%	7.3%
Actuarial gain (loss) arising from experience adjustment on plan assets[c]	2,493	(1,073)	212	5,143	(9,440)
Actuarial gain or loss arising from experience adjustment on plan assets as a percentage of the plan assets	6.0%	2.8%	0.6%	14.6%	32.3%

[a]	The actuarial loss or gain on defined benefit liabilities arising from changes in the assumptions used to value those liabilities at the year end compared with the assumptions used at the prior year end. This includes both financial assumptions, which are based on market conditions at the year end, and demographic assumptions such as life expectancy.
[b]	The actuarial loss or gain arising from experience adjustments on the defined benefit liabilities represents the impact on the liabilities of differences between actual experience during the year compared with the assumptions made. Such differences might arise, for example, from members choosing different benefit options at retirement, actual salary increases being different from those assumed, or actual benefit increases being higher than the long-term inflation assumption.
[c]	The actuarial gain or loss arising from experience adjustments on plan assets represents the difference between actual investment performance in the year and the expected rate of return on assets assumed at the start of the year.

Balance sheet

The net pension obligation in respect of defined benefit plans reported in the balance sheet is set out below:

	2013			2012

At 31 March	Assets £m	Present value of liabilities £m	Deficit £m	Assets £m	Present value of liabilities £m	Deficit £m

BTPS	41,344	(47,000)	(5,656)	38,345	(40,628)	(2,283)
Other plans[a]	–	(40)	(40)	–	(39)	(39)

Total (deficit) asset	41,344	(47,040)	(5,696)	38,345	(40,667)	(2,322)
Deferred tax asset			1,311			557

Net pension obligation			(4,385)			(1,765)

[a]	Included in the present value of liabilities of other plans is £40m (2011/12: £39m) related to unfunded pension arrangements.

At 31 March 2013, £8m (2011/12: £6m) of contributions to defined contribution plans were outstanding and are reported under other creditors on the balance sheet.

Movements in defined benefit plan assets and liabilities are shown below:

	Assets £m	Liabilities £m	Deficit £m

At 1 April 2011	37,034	(38,754)	(1,720)
Current service cost	–	(258)	(258)
Expected return on pension plan assets[a] (interest expense on pension plan liabilities)	2,280	(2,077)	203
Actuarial loss[a]	(1,073)	(1,647)	(2,720)
Regular contributions by employer	171	–	171
Deficit contributions by employer	2,000	–	2,000
Contributions by employees	13	(13)	–
Benefits paid	(2,080)	2,082	2

At 1 April 2012	38,345	(40,667)	(2,322)
Current service cost	–	(217)	(217)
Expected return on pension plan assets[a] (interest expense on pension plan liabilities)	1,998	(1,962)	36
Actuarial gain (loss)[a]	2,493	(6,220)	(3,727)
Regular contributions by employer	207	–	207
Deficit contributions by employer	325	–	325
Contributions by employees	12	(12)	–
Benefits paid	(2,036)	2,038	2

At 31 March 2013	41,344	(47,040)	(5,696)

[a]	Actual return on plan assets in 2012/13 was £4,491m (2011/12: £1,207m).

Notes to the financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	103

15.	Retirement benefits continued

BTPS assets

The expected long-term rate of return and fair values of the assets of the BTPS at 31 March 2013 are disclosed in note 18 of the consolidated financial statements of BT plc.

The BTPS assets are invested in UK and non-UK equities, UK and overseas properties, fixed-interest and index-linked securities, alternative assets commodities, comprising hedge funds, private equity, infrastructure and credit opportunities, and deposits and short-term investments. At 31 March 2013 and 31 March 2012, the scheme’s assets did not include any ordinary shares of the ultimate parent company, BT Group plc. However, the scheme held £9m (2011/12: £8m) of index-linked bonds issued by the company.

BTPS liabilities

The present value of the obligation is derived from long-term cash flow projections and is thus inherently uncertain. The rate of inflation influences the assumptions for salary and pension increases.

Cash contributions to the BTPS

The company has made the following contributions to the BTPS:

Year ended 31 March	2013 £m	2012 £m

Ordinary contributions	207	171
Deficit contributions	325	2,000

Total contributions in the year	532	2,171

The company expects to contribute approximately £535m to the BTPS in 2013/14, comprising ordinary contributions of approximately £210m and deficit contributions of £325m. In 2012/13 ordinary contributions were higher compared with 2011/12 due to a deduction in 2011/12 to recover overpayments made in an earlier year.

Details of the valuation methodology of scheme assets and liabilities, funding valuation and future funding obligations are disclosed in note 18 of the consolidated financial statements of BT plc.

16.	Employees and directors

The average number of persons employed by the company (including directors) during the year was:

Year ended 31 March	2013 000	2012 000

Average monthly number of employees[a]	69.6	71.7

The aggregate staff costs were as follows:
Year ended 31 March	2013 £m	2012 £m

Wages and salaries	2,862	2,876
Share-based payments	51	64
Social security	318	325
Other pension costs	316	341

	3,547	3,606

[a]	Includes an average of 33 non-UK employees (2011/12: 53 employees).

17.	Directors’ remuneration

Information covering directors’ remuneration, interests in shares and share options of the ultimate parent, BT Group plc, and pension benefits is included in note 26 to the consolidated financial statements of BT plc.

104	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the financial statements

18.	Derivatives

The majority of the company’s long-term listed bonds have been, and are, subject to fixed Sterling interest rates after applying the impact of hedging instruments. Outstanding currency and interest rate swaps at 31 March 2013 are detailed in the ‘Hedging activities’ and ‘Other derivatives’ sections below.

The company also uses financial instruments to hedge some of its currency exposures arising from its short-term investment funds, assets, liabilities and forward purchase commitments. The financial instruments used comprise forward currency contracts.

The company does not hold or issue derivative financial instruments for trading purposes. All transactions in derivative financial instruments are undertaken to manage the risks arising from underlying business activities.

Hedging activities

The company had outstanding hedging activities as at 31 March 2013 as follows:

	Hedging		Notional	Derivative fair value[a]		Remaining term of hedging	Weighted average interest rate on	Period over which forecast transaction
Hedged item	instruments	Hedge type	principal £m	Asset £m	Liability £m	instruments	hedging instruments	arises

Euro and US Dollar denominated borrowings [b]	Interest rate swaps	Cash flow	1,014	–	514	18 years	Sterling receivable at 0.7% Sterling payable at 6.0%
	Cross-currency swaps	Cash flow	4,892	904	34	1 to 18 years	Euro receivable at 6.0% US Dollar receivable at 6.3% Sterling payable at 5.7%

Sterling denominated borrowings [b]	Interest rate swaps	Fair value	500	114	–	16 years	Sterling receivable at 5.8% Sterling payable at 2.3%

Euro and US Dollar step up interest on currency denominated borrowings [b]	Forward currency contracts	Cash flow	166	10	–	3 months		18 years

Currency exposures on overseas purchases principally US Dollar and Asia Pacific currencies	Forward currency contracts	Cash flow	175	7	2	1 month rolling basis		12 months

Purchase of US Dollar denominated retail devices	Forward currency contracts	Cash flow	163	6	–	1 month rolling basis

Total				1,041	550

[a] See note 3. [b] See note 7. The company had outstanding hedging activities as at 31 March 2012 as follows:
	Hedging		Notional	Derivative fair value[a]		Remaining term of hedging	Weighted average interest rate on	Period over which forecast transaction
Hedged item	instruments	Hedge type	principal £m	Asset £m	Liability £m	instruments	hedging instruments	arises

Euro and US Dollar denominated borrowings[b]	Interest rate swaps	Cash flow	1,014	–	451	19 years	Sterling receivable at 1.4% Sterling payable at 6.0%
	Cross-currency swaps	Cash flow	5,451	769	59	1 to 19 years	Euro receivable at 5.8% US Dollar receivable at 7.3% Sterling payable at 6.2%

Sterling denominated borrowings[b]	Interest rate swaps	Fair value	500	82	–	17 years	Sterling receivable at 5.8% Sterling payable at 2.9%

Euro and US Dollar step up interest on currency denominated borrowings[b]	Forward currency contracts	Cash flow	189	–	5	3 months		19 years

Currency exposures on overseas purchases principally US Dollar and Asia Pacific currencies	Forward currency contracts	Cash flow	93	–	1	1 month rolling basis		12 months

Purchase of US Dollar denominated retail devices	Forward currency contracts	Cash flow	176	–	2	1 to 6 months

Total				851	518

[a]	See note 3.
[b]	See note 7.

Notes to the financial statements	British Telecommunications plc Annual Report & Form 20-F 2013	105

18.	Derivatives continued

Other derivatives

At 31 March 2013, the company held certain foreign currency forward and interest rate swap contracts which were not in hedging relationships in accordance with FRS 26. These derivatives are disclosed in note 3. Foreign currency forward contracts were economically hedging operational purchases and sales. The interest rate swap contracts became ineffective on first adoption of FRS 26. The volatility arising from these swaps is recognised through the profit and loss account but is limited due to a natural offset in their valuation movements.

Fair value of financial instruments

The following table discloses the carrying amounts and fair values of all of the company’s financial instruments which are not carried at an amount which approximates to its fair value on the balance sheet at 31 March 2013 and 2012. The carrying amounts are included in the company balance sheet under the indicated headings. The fair values of listed investments were estimated based on quoted market prices for those investments. The carrying value of floating rate investments approximated to their fair values due to the frequent re-set of interest rates to market rates. The carrying amount of the short-term deposits and investments approximated to their fair values due to the short maturity of the investments held. The carrying amount of trade receivables and payables approximated to their fair values due to the short maturity of the amounts receivable and payable. The fair value of the company’s bonds, finance leases and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist. The carrying value of floating rate borrowings approximated to their fair values due to the frequent re-set of interest rates to market rates. The fair value of the company’s outstanding swaps and foreign exchange contracts were the estimated amounts, calculated using discounted cash flow models that the company would receive or pay in order to terminate such contracts in an arm’s length transaction taking into account market rates of interest and foreign exchange of the balance sheet date.

	Carrying amount			Fair value
	2013 £m	2012 £m	[a]	2013 £m	2012 £m	[a]

Non-derivatives:
Financial liabilities
Listed bonds	8,576	8,936		10,535	10,594
Finance leases	107	203		107	203
Other loans and borrowings	39,870	46,047		39,870	46,047

[a]	Restated. See page 91.

19.	Audit Services

Information relating to fees for audit services paid or payable to the company’s auditor, PricewaterhouseCoopers LLP, is included in note 8 to the consolidated financial statements of BT plc.

106	British Telecommunications plc Annual Report & Form 20-F 2013	Notes to the financial statements

SUBSIDIARY UNDERTAKINGS

The table below gives brief details of the group’s principala operating subsidiariesb at 31 March 2013. All subsidiaries are unlisted, unless otherwise stated. No subsidiaries are excluded from the group consolidation. The group did not have any significant associates or joint ventures at 31 March 2013.

Subsidiary undertakings	Activity	Group interest in allotted capital[c]	Country of operations	[d]

BT Americas Inc[d,e]	Communications related services, systems integration and products provider	100% common	International

BT Australasia Pty Limited[e]	Communications related services and products provider	100% ordinary 100% preference	Australia

BT Business Direct Limited[e]	Technology equipment retailer	100% ordinary	UK

BT Communications do Brasil Limitada[b,e]	Communications related services, technology consulting and products provider	100% common	Brazil

BT Communications Ireland Limited[e]	Telecommunications service provider	100% ordinary	Republic of Ireland

BT Conferencing Inc[e]	Audio, video and web collaboration service provider	100% common	US

BT Conferencing Video Inc[e]	Audio, video and web collaboration service provider	100% common	US

BT Convergent Solutions Limited[e]	Communications related services and products provider	100% ordinary	UK

BT Engage IT Limited[e]	IT solutions provider	100% ordinary	UK

BT ESPANA, Compania de Servicios Globales de Telecommunicaciones, SAe	Communications related services and products provider	100% ordinary	Spain

BT Fleet Limited	Fleet management company	100% ordinary	UK

BT France SAe	Communications related services, systems integration and products provider	100% ordinary	France

BT (Germany) GmbH & Co. oHG[e,f]	Communications related services and products provider	100% ordinary	Germany

BT Global Communications India Private Limited[e]	Communications related services	100% ordinary	India

BT Global Services Limited[e]	International telecommunications network systems provider	100% ordinary	UK

BT Holdings Limited	Investment holding company	100% ordinary	UK

BT Hong Kong Limited[e]	Communications related services and products provider	100% ordinary 100% preference	Hong Kong

BT Italia SpA[e]	Communications related services and products provider	98.6% ordinary	Italy

BT LatAm Brasil Ltda[b,e]	Data communication services	100% common	Brazil

BT Limited[e]	International telecommunications network systems provider	100% ordinary	International

BT Managed Services Limited	Communications related services and products provider	100% ordinary	UK

BT Nederland NV	Communications related services and products provider	100% ordinary	Netherlands

BT Payment Services Limited	Payment services provider	100% ordinary	UK

BT Services SAe	Technology consulting and engineering services	100% ordinary	France

BT Singapore Pte Ltd[e]	Communications related services and products provider	100% ordinary	Singapore

BT Switzerland AGe	Communications related services and products provider	100% ordinary	Switzerland

Communications Global Network Services Limited[d,e]	Communications related services and products provider	100% ordinary	International

Communications Networking Services (UK)[e]	Communications related services and products provider	100% ordinary	UK

dabs.com plc	Technology equipment retailer	100% ordinary	UK

Infonet Services Corporation[e]	Global managed network service provider	100% common	US

Plusnet plc	Broadband service provider	100% ordinary	UK

Radianz Americas Inc[e]	Global managed network service provider	100% common 100% preference	US

a	The group comprises a large number of entities and it is not practical to include all of them in this list. The list therefore includes only those entities that have a significant impact on the revenue, profit or assets of the group. A full list of subsidiaries, joint ventures and associates will be annexed to the company’s next annual return filed with the Registrar of Companies.
b	The principal operating subsidiaries (listed above) have a reporting date of 31 March, except for entities domiciled in Brazil, due to regulatory requirements.
c	The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings.
d	All overseas undertakings are incorporated in their country of operations. Subsidiary undertakings operating internationally are all incorporated in England and Wales, except BT Americas Inc and Communications Global Network Services Limited which are incorporated in the US and Bermuda, respectively.
e	Held through intermediate holding company.
f	BT (Germany) GmbH & Co. oHG is making use of disclosure exemptions under the German Commercial Code paragraph 264.

Note:

British Telecommunications plc is the General Partner of BT Investment Capital LP. BT Investment Capital LP is dealt with in the consolidated financial statements of British Telecommunications plc, which are prepared and audited in accordance with International Accounting Standards. Advantage has been taken of the exemption conferred by Regulation 7 of the Partnerships (Accounts) Regulations 2008 (SI 2008/569) in respect of appending a copy of the accounts of BT Investment Capital LP to these financial statements.

Subsidiary undertakings	British Telecommunications plc Annual Report & Form 20-F 2013	107

ADDITIONAL INFORMATION FOR SHAREHOLDERS

Cautionary statement regarding forward-looking statements

Certain statements in this annual report are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: outlook; EBITDA; net debt; credit ratings; our group-wide restructuring programme, cost base reduction and restructuring costs; investment in and rollout of our fibre network, and its reach, innovations, increased speeds and speed availability; our broadband service and strategy; our investment in BT Sport; the BT Pension Scheme recovery plan, operating charge, regular cash contributions and interest expense; capital expenditure; effective tax rate; growth opportunities in networked IT services, the pay-TV services market, broadband and mobility; enhancing our TV service; growth of, and opportunities available in, the communications industry and BT’s positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives, decisions and outcomes on operations, including the regulation of the UK fixed wholesale and retail businesses and the impact of the Undertakings to Ofcom under the Enterprise Act; BT’s possible or assumed future results of operations and/or those of its associates and joint ventures; capital expenditure and investment plans; adequacy of capital; financing plans and refinancing requirements; demand for and access to broadband and the promotion of broadband by third-party service providers; and those preceded by, followed by, or that include the words ‘aims’, ‘believes’, ‘expects’, ‘anticipates’, ‘intends’, ‘will’, ‘should’ or similar expressions.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions, decisions, conditions or requirements in BT’s operating areas, including competition from others; selection by BT of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies, products and services not being realised; developments in the convergence of technologies; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs or impact on customer service; the timing of entry and profitability of BT in certain markets; significant changes in market shares for BT or its principal products and services; fluctuations in foreign currency exchange rates or interest rates; the underlying assumptions and estimates made in respect of major contracts proving unreliable; the aims of the group-wide and BT Global Services’ restructuring programmes not being achieved; and general financial market conditions affecting BT’s performance and ability to raise finance. Certain of these factors are discussed in more detail elsewhere in this annual report including, without limitation, in Our risks on pages 9 to 13. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Background

Telephone services in almost all of the UK were, until 1981, provided by the Post Office, which was a government department until 1969 when it was established as a state public corporation. In 1981, the postal and telecommunications services of the Post Office became the responsibility of two separate corporations, with British Telecommunications – under the trading name of British Telecom – taking over the telecommunications business.

British Telecommunications plc, the successor to the statutory corporation British Telecommunications, was incorporated in England and Wales on 1 April 1984 as a public limited company, wholly owned by the UK Government, as a result of the Telecommunications Act 1984. Between November 1984 and July 1993, the UK Government sold all of its shareholding in three public offerings.

BT Group plc was formed when the O2 business, comprising what had been BT’s mobile activities in the UK, the Netherlands, Germany and the Republic of Ireland, was demerged on 19 November 2001. British Telecommunications plc (BT plc) shares ceased trading on the London, New York and Tokyo stock exchanges on 16 November 2001. BT Group plc’s shares commenced trading on the London and New York stock exchanges on 19 November 2001. As a result of the transaction BT plc became a wholly-owned subsidiary of BT Group Investments Limited (BTGI), itself wholly owned by BT Group plc. Accordingly, the ordinary shares of BT plc were de-listed from the London Stock Exchange on 19 November 2001.

The registered office address of BT is 81 Newgate Street, London EC1A 7AJ. The company’s agent in the US is Richard Nohe, 620 Eighth Avenue, New York, NY 10018, US.

108	British Telecommunications plc Annual Report & Form 20-F 2013	Additional information for shareholders

Bonds prices

On 5 December 2000 BT issued four series of bonds comprising US$2.8bn 8.625% bonds due 2030 (the thirty-year 2000 Bonds), US$3.0bn 8.125% bonds due 2011 (the ten-year 2000 Bonds), US$3.1bn 7.625% bonds due 2005 (the five-year 2000 Bonds) and US$1.1bn floating rate bonds due 2003 (the three-year 2000 Bonds, and, together with the thirty-year 2000 Bonds, the ten-year 2000 Bonds and the five-year 2000 Bonds, the 2000 Bonds). The three-year 2000 Bonds were redeemed at par on 15 December 2003, the five-year 2000 Bonds were redeemed at par on 15 December 2005 and the ten-year 2000 Bonds were redeemed at par on 15 December 2011. On 5 December 2007, BT issued two series of bonds comprising US$600,000,000 5.15% senior bonds due 2013 (the five-year 2007 Bonds) and US$600,000,000 5.95% senior bonds due 2018 (the ten-year 2007 Bonds and, together with the five-year 2007 Bonds, the 2007 Bonds). On 19 March 2008, BT issued two series of bonds comprising US$250,000,000 5.15% senior bonds due 2013 (the five-year 2008 Bonds) and US$500,000,000 5.95% senior bonds due 2018 (the ten-year 2008 Bonds and, together with the five-year 2008 Bonds, the 2008 Bonds). The five-year 2007 Bonds and the five-year 2008 Bonds were redeemed at par on 15 January 2013.

The high and low prices for the outstanding 2000 Bonds since 31 March 2008 as determined by indications or reports supplied by Bloomberg were as follows:

	Thirty-year 2000 Bonds
	High	Low
	US¢	US¢
Year ended 31 March 2009	129.73	83.15

Year ended 31 March 2010	130.78	91.54

Year ended 31 March 2011	141.67	119.55

Year ended 31 March 2012
First quarter	144.05	137.70
Second quarter	151.11	138.39
Third quarter	148.71	140.19
Fourth quarter	153.24	141.16
Full period	153.24	137.70

Year ended 31 March 2013
First quarter	156.65	147.30
Second quarter	163.09	152.58
Third quarter	165.00	158.59
Fourth quarter	159.46	154.25
Full period	165.00	147.30

Last six months
November 2012	164.07	161.67
December 2012	162.99	158.59
January 2013	159.46	155.78
February 2013	157.01	154.68
March 2013	156.97	154.25
April 2013	162.35	155.74

Additional information for shareholders	British Telecommunications plc Annual Report & Form 20-F 2013	109

Bonds prices continued

The high and low prices for the outstanding 2007 Bonds and 2008 Bonds since 31 March 2008 issue as determined by indications or reports supplied by Bloomberg were as follows:

	Ten-year 2007 Bonds		Ten-year 2008 Bonds
	High US¢	Low US¢	High US¢	Low US¢
Year ended 31 March 2009	100.22	78.68	100.22	78.68

Year ended 31 March 2010	104.11	80.52	104.11	80.52

Year ended 31 March 2011	113.21	101.72	113.21	101.72

Year ended 31 March 2012
First quarter	112.81	109.68	112.81	109.68
Second quarter	115.85	110.17	115.85	110.17
Third quarter	111.95	108.53	111.95	108.53
Fourth quarter	116.78	110.06	116.78	110.06
Full period	116.78	108.53	116.78	108.53

Year ended 31 March 2013
First quarter	117.27	115.60	117.27	115.60
Second quarter	119.84	116.62	119.84	116.62
Third quarter	120.38	119.59	120.38	119.59
Fourth quarter	120.12	118.89	120.12	118.89
Full period	120.38	115.60	120.38	115.60

Last six months
November 2012	120.38	119.88	120.38	119.88
December 2012	120.37	119.59	120.37	119.59
January 2013	120.12	119.24	120.12	119.24
February 2013	119.74	119.16	119.74	119.16
March 2013	119.77	118.89	119.77	118.89
April 2013	119.92	119.25	119.92	119.25

On 22 June 2012 BT issued two series of bonds comprising US$750m 2% senior notes due 2015 (the fixed rate 2012 Bonds) and US$500m floating rate senior notes due 2013 (the floating rate 2012 Bonds, and, together with the fixed rate 2012 Bonds, the 2012 Bonds).

The high and low prices for the 2012 Bonds since issue as determined by indications or reports supplied by Bloomberg were as follows:

	Fixed 2012 Bonds		Floating Rate 2012 Bonds
	High US¢	Low US¢	High US¢	Low US¢
Year ended 31 March 2013
First quarter	100.91	100.81	100.51	100.41
Second quarter	102.77	101.21	100.88	100.49
Third quarter	102.86	102.48	100.91	100.71
Fourth quarter	102.70	102.39	100.80	100.62
Full period	102.86	100.81	100.91	100.41

Last six months
November 2012	102.76	102.48	100.80	100.74
December 2012	102.71	102.49	100.78	100.71
January 2013	102.70	102.47	100.80	100.71
February 2013	102.52	102.42	100.75	100.68
March 2013	102.47	102.39	100.69	100.62
April 2013	102.84	102.41	100.65	100.61

110	British Telecommunications plc Annual Report & Form 20-F 2013	Additional information for shareholders

Articles of Association (Articles)

The following is a summary of the principal provisions of BT’s Articles, a copy of which has been filed with the Registrar of Companies. New Articles of Association were adopted on 5 August 2010, largely to take account of changes in UK company law brought about by the Companies Act 2006 (2006 Act). Under the 2006 Act, the Memorandum of Association serves a more limited role as historical evidence of the formation of the company. Since August 2010, the provisions in relation to objects in BT’s Memorandum are deemed to form part of BT’s Articles, and have been deleted from those Articles because of shareholders passing a resolution to this effect. Under the 2006 Act, BT’s objects are unrestricted.

Articles

(a)	Voting rights

In the following description of the rights attaching to the shares in the company, a ‘holder of shares’ and a ‘member’ is, in either case, the person registered in the company’s register of members as the holder of the relevant shares.

Subject to certain restrictions, on a show of hands, every member present in person or by proxy at any general meeting has one vote and, on a poll, every member present in person or by proxy has one vote for each share which they hold.

Voting at any meeting of members is by a show of hands unless a poll is demanded by the chairman of the meeting or by any member at the meeting who is entitled to vote (or the member’s proxy).

(b)	Changes in capital

The company may by ordinary resolution:

(i)	consolidate, or consolidate and then divide, all or any of its share capital into shares of a larger amount than its existing shares;
(ii)	divide its shares, or any of them, into shares of a smaller amount and the resolution may decide that, as between the shares resulting from the division, any of them may have any preference or advantage as compared with the others.

The company may also:

(i)	buy back its own shares; and
(ii)	by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(c)	Dividends

The company’s members can declare dividends by passing an ordinary resolution, in addition to the powers of the Board, but no dividend can exceed the amount recommended by the Board. Dividends must be paid out of profits available for distribution. If the directors consider that the profits of the company justify such payments, they can pay interim and final dividends. Fixed dividends will be paid on any class of share on the dates stated for the payments of those dividends.

Any dividend which has not been claimed for 10 years after it was declared or became due for payment will be forfeited and belong to the company again unless the directors decide otherwise.

(d)	Distribution of assets on winding up

If the company is wound up (whether the liquidation is voluntary, under supervision of a court or by a court) the liquidator can, with the authority of a special resolution passed by the members, divide among the members all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between members or different groups of members. The liquidator can also, with the same authority, transfer any assets to trustees upon trusts for the benefit of members which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present members can be compelled to accept any shares or other property under BT’s Articles which could give them a liability.

(e)	Transfer of shares

Shares of the company may only be transferred in writing and either in the usual form or another form approved by the Board. A transfer form must be signed or made effective in some other way, by or on behalf of the person making the transfer and, unless the share is fully paid, by or on behalf of the person to whom the shares are being transferred.

(f)	General meetings

The Board can decide to call general meetings. If there are not enough directors in the UK to call a general meeting, any director or member may call a general meeting.

(g)	Limitations on rights of non-resident or foreign shareholders

There are no limitations on the rights of non-resident or foreign shareholders.

(h)	Directors

Directors’ remuneration

The directors are entitled to the remuneration set by the company by an ordinary resolution. The directors may be paid their expenses properly incurred in connection with the business of the company.

The directors can decide whether to provide pensions, annual payments or other allowances or benefits to any people including people who are or were directors of the company. The Board can decide to extend these arrangements to relations or dependants of, or people connected to these people. The Board can also decide to contribute to a scheme or fund or to pay premiums to a third party for these purposes. However, the company can only provide pension and other similar benefits to any director or former director who has not been employed by or held any other office or executive position, in BT Group plc or any of its subsidiary undertakings, including the company, or to relations or dependants of, or people connected to, those directors or former directors, if the members approve this by passing an ordinary resolution.

Additional information for shareholders	British Telecommunications plc Annual Report & Form 20-F 2013	111

Articles continued

(i)	Directors’ votes

A director need not be a member, but a director who is not a member can still attend and speak at members’ meetings. Unless BT’s Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has an interest (this will also apply to interests of a person connected with the director).

If the legislation allows, a director can vote and be counted in the quorum on a resolution concerning a contract:

(I)	in which the director has an interest of which the director is not aware; or which cannot reasonably be regarded as likely to give rise to a conflict of interest;

(II)	in which the director has an interest only because the director is a holder of shares, debentures or other securities of BT, or by reason of any other interest in or through BT;

(III)	which involves the giving of any security, guarantee or indemnity to the director or any other person for: money lent or obligations incurred by the director or by any other person at the request of or for the benefit of BT or the benefit of any of its subsidiary undertakings; or a debt or other obligation which is owed by BT or any of its subsidiary undertakings to that other person if the director has taken responsibility for all or any part of that debt or obligation by giving a guarantee, security or indemnity;

(IV)	where BT or any of its subsidiary undertakings is offering any shares, debentures or other securities for subscription or purchase to which the director is or may be entitled to participate as a holder of BT or BT Group plc securities; or where the director will be involved in the underwriting or sub-underwriting;

(V)	relating to any other company in which the director has an interest, directly or indirectly (including holding a position in that company) or is a shareholder, creditor, employee or otherwise involved in that company. These rights do not apply if the director owns 1% or more of that company or of the voting rights in that company;

(VI)	relating to an arrangement for the benefit of BT employees or former employees of BT or any of BT’s subsidiary undertakings which only gives the directors the same benefits that are generally given to the employees or former employees to whom the arrangement relates;

(VII)	relating to BT buying or renewing insurance for any liability for the benefit of directors or for the benefit of persons who include directors;

(VIII)	relating to the giving of indemnities in favour of directors;

(IX)	relating to the funding of expenditure by any director or directors: on defending criminal, civil or regulatory proceedings or actions against the director or the directors; in connection with an application to the court for relief; or on defending the director or the directors in any regulatory investigations; or which enables any director or directors to avoid incurring expenditure as described in this paragraph; and

(X)	in which the director’s interest, or the interest of directors generally, has been authorised by an ordinary resolution.

Subject to the relevant legislation, the members can by passing an ordinary resolution ratify any particular contract or arrangement carried out in breach of those provisions.

(j)	Retirement of directors

No person will be prevented from being or becoming a director simply because that person has reached the age of 70.

(k)	Directors’ borrowing powers

To the extent that the legislation and BT’s Articles allow, the Board may exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person.

112	British Telecommunications plc Annual Report & Form 20-F 2013	Additional information for shareholders

Further note on certain activities

During 2012/13, certain of the group’s non-US subsidiaries or other non-US entities conducted limited activities in, or with persons from, certain countries identified by the US Department of State as State Sponsors of Terrorism or otherwise subject to US sanctions. These activities, which generally relate to the provision of communications services to embassies and diplomatic missions of US-allied governments, other CPs, news organisations, multinational corporations and other customers that require global communications connectivity, are insignificant to the group’s financial condition and results of operations.

Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13 (r) to the Securities Exchange Act of 1934, we are required to disclose whether BT or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or certain designated individuals or entities. Disclosure is required even when the activities were conducted outside the US by non-US entities and even when they were conducted in compliance with applicable law. Our disclosures for 2012/13 are below.

HM Treasury approval was granted on 31 October 2012 for authorisation to receive 75,000 euros from Telecommunication Infrastructure Company (TIC), in Iran. The payment was for receiving incoming UK telecommunications tariff from Iran (BT is paid on a per minute basis for terminating calls).

Between July 2007 and October 2012 a BT subsidiary, Communications Global Network Services (CGNS), acted as billing agent for a consortium of telecommunications companies, of which CGNS was a member, in respect of a subsea cable contract. As billing agent, CGNS invoiced telecommunications companies worldwide, collecting funds and dispersing these to the consortium members and, during that time, received indirect payments on behalf of TIC.

BT entered into a Framework Agreement with Rafsanjan Industrial Complex (RIC) for business consultancy services in May 2010 and provided an initial consultancy engagement under phase 1 of the agreement. In February 2011, phase 2 was agreed with RIC however BT stopped work in December 2011 due to the geopolitical situation. RIC made an advance payment to BT for €384,120 to carry out the phase 2 work. We are exploring whether the amount can be refunded.

Limitations affecting security holders

There are no limitations under the laws of the United Kingdom restricting the right of non-residents to hold or to vote shares in the company.

Documents on display

All reports and other information that BT files with the US Securities and Exchange Commission (SEC) may be inspected at the SEC’s public reference facilities at Room 1580, 100 F Street, NE Washington, DC, 20549, US. These reports may be accessed via the SEC’s website at www.sec.gov.

Additional information for shareholders	British Telecommunications plc Annual Report & Form 20-F 2013	113

CROSS REFERENCE TO FORM 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes:

Required Item in Form 20-F		Where information can be found in this Annual Report

Item		Section	Page

1	Identity of directors, senior management and advisors	Not applicable

2	Offer statistics and expected timetable	Not applicable

3	Key information
3A	Selected financial data	Omitted due to reduced disclosure format
3B	Capitalisation and indebtedness	Not applicable
3C	Reasons for the offer and use of proceeds	Not applicable

4	Information on the company
4A	History and development of the company	Business
		How we are organised	14
		Additional information for shareholders
		Background	108
		Performance
		Group financial performance
		Capital expenditure	24
4B	Business overview	Strategy
		Our strategy	2
		Our business model	5
		Our strategic priorities	3
		How we measure our progress	9
		Our assets and resources	7
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	108
		Further note on certain activities	113
4C	Organisational structure	Business
		How we are organised	14
		Subsidiary undertakings	107
4D	Property, plants and equipment	Strategy
		Our assets and resources Properties	8
		Consolidated financial statements
		Notes to the consolidated financial statements
		Property, plant and equipment	60
5	Operating and financial review and prospects
5A	Operating results	Performance Consolidated financial statements Additional information for shareholders	21
		Cautionary statement regarding forward-looking statements	108
5B	Liquidity and capital resources	Performance Additional information for shareholders	21
		Cautionary statement regarding forward-looking statements	108
		Consolidated financial statements
		Notes to the consolidated financial statements
		Loans and other borrowings	74
		Financial instruments and risk management	78
		Financial commitments and contingent liabilities	89
5C	Research and development, patents and licences	Strategy Our assets and resources
		Innovation	8
5D	Trend information	Performance Additional information for shareholders	21
		Cautionary statement regarding forward-looking statements	108
5E	Off-balance sheet arrangements	Performance Other information
		Off-balance sheet arrangements	26
5F	Tabular disclosure of contractual obligations	Performance Other information
		Contractual obligations and commitments	25
6	Directors, senior management and employees
6A	Directors and senior management	Omitted due to reduced disclosure format
6B	Compensation	Omitted due to reduced disclosure format
6C	Board practices	Omitted due to reduced disclosure format
6D	Employees	Strategy
		Our People	6
		Consolidated financial statements
		Notes to the consolidated financial statements
		Employees	52
6E	Share ownership	Omitted due to reduced disclosure format

114	British Telecommunications plc Annual Report & Form 20-F 2013	Cross reference to Form 20-F

Required Item in Form 20-F		Where information can be found in this Annual Report

Item		Section	Page
7	Major shareholders and related party transactions
7A	Major shareholders	Omitted due to reduced disclosure format
7B	Related party transactions	Consolidated financial statements Notes to the consolidated financial statements
		Related party transactions	88
7C	Interests of experts and counsel	Not applicable

8	Financial information
8A	Consolidated statements and other financial information	See Item 18 below Performance Other information
		Legal proceedings	26
Performance
Group financial performance
Income statement
		Dividends	22
Consolidated financial statements
Notes to the consolidated financial statements
		Financial commitments and contingent liabilities	89
Additional information for shareholders
Articles of Association (Articles)
		Dividends	111
8B	Significant changes	Report of the directors Statutory information
		Going concern	32
9	The offer and listing
9A	Offer and listing details	Not applicable
9B	Plan of distribution	Not applicable
9C	Markets	Not applicable
9D	Selling shareholders	Not applicable
9E	Dilution	Not applicable
9F	Expenses of the issue	Not applicable

10	Additional information
10A	Share capital	Not applicable
10B	Memorandum and articles of association	Additional information for shareholders
		Articles of Association (Articles)	111
10C	Material contracts	Omitted due to reduced disclosure format
10D	Exchange controls	Additional information for shareholders
		Limitations affecting security holders	113
10E	Taxation	Not applicable
10F	Dividends and paying agents	Not applicable
10G	Statement by experts	Not applicable
10H	Documents on display	Additional information for shareholders
		Documents on display	113
10I	Subsidiary information	Not applicable
11	Quantitative and qualitative	Consolidated financial statements
	disclosures about market risk	Notes to the consolidated financial statements Significant accounting policies
		Financial instruments	47
		Financial instruments and risk management	78
12	Description of securities other than equity securities	Not applicable
13	Defaults, dividend arrearages and delinquencies	Not applicable
14	Material modifications to the rights of security holders
	and use of proceeds	Not applicable
15	Controls and Procedures	Report of the Directors Statutory information
		US Sarbanes-Oxley Act of 2002	33
		Disclosure controls and procedures	33
		Internal control over financial reporting	33
Report of the independent auditors – Consolidated financial statements
		United States opinion	36
16A	Audit Committee financial expert	Omitted due to reduced disclosure format
16B	Code of ethics	Omitted due to reduced disclosure format
16C	Principal accountants fees and services	Report of the Directors Statutory information
		Auditors	32
Consolidated financial statements
Notes to the consolidated financial statements
		Audit, audit related and other non-audit services	53
16E	Purchases of equity securities by the issuer and affiliated purchasers	Not applicable
16F	Change in registrant’s certifying accountants	Not applicable
16G	Corporate governance	Omitted due to reduced disclosure format
17	Financial statements	Not applicable
18	Financial statements	Report of the independent auditors – Consolidated financial statements
		United States opinion	36
		Consolidated financial statements	37
		Notes to the consolidated financial statements	42

Cross reference to Form 20-F	British Telecommunications plc Annual Report & Form 20-F 2013	115

Notes

British Telecommunications plc

Registered office: 81 Newgate Street, London EC1A 7AJ

Registered in England No. 1800000

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